BUILDING STRENGTH AND VALUE



2003 ANNUAL REPORT

ALLIANT ENERGY

CONTENTS

At Alliant Energy, we are **building strength and value** for our shareowners, customers, employees and others who have a vested interest in our success. But just what does that mean? Of course, it means that we are strengthening our financial position in order to enhance earnings, pay a market competitive dividend and deliver stock price appreciation. It's about building long-term shareowner value.



But, it's even more than that.

You should also take our annual report theme literally. Our updated strategic plan focuses on growing our earnings by building new domestic utility generating capacity to serve our customers' increasing energy needs while — at the same time — protecting the environment.





We are building strength and value by continuing to do what we already do well — providing the reliable utility service our customers demand. As you will read in the following pages, our domestic generation plans call for utilizing a diversified portfolio approach to meet our customers' future needs through coal, natural gas and renewable energy sources as well as continuing our focus on energy efficiency.

We expect to continue to augment this domestic utility-centric focus by maintaining our strategic investments in the international energy market as well as other targeted energy-related investments.

Our domestic utilities are not only our foundation, they are our future. We will seek modest, yet sustainable growth. We will remain committed to maintaining our investment-grade credit ratings and a strong balance sheet. And we will build strength and value for all of our stakeholders.

ABOUT US

Alliant Energy is an energy holding company that serves more than three million customers worldwide. Providing domestic utility customers in the Midwest with electric and natural gas services remains our top priority. Our other key business platforms include targeted international energy markets, non-regulated generation and our Integrated Services business. Alliant Energy, headquartered in Madison, Wis., is a Fortune 1000 company traded on the New York Stock Exchange under the symbol 'LNT.' For more information, visit our Web site at www.alliantenergy.com

This annual report contains forward-looking statements. These statements should be considered in light of the disclaimer on page 18.

(Dollars in millions, except per share data)

	2003	2002	Change
Operating revenues	**$3,128**	$2,487	26%
Net income:			
Income from continuing operations	**$160**	$88	82%
Income from discontinued operations	**$30**	$19	58%
Cumulative effect of changes in accounting principles	**($6)**	–	N/A
Net income	**$184**	$107	72%
Diluted earnings per average common share:			
Income from continuing operations	**$1.57**	$0.97	62%
Income from discontinued operations	**$0.30**	$0.21	43%
Cumulative effect of changes in accounting principles	**($0.06)**	–	N/A
Net income	**$1.81**	$1.18	53%
Domestic utility electric sales to retail customers (thousands of megawatt-hours)	**25,573**	25,455	–
Total domestic utility electric sales (thousands of megawatt-hours)	**31,252**	30,457	3%
Domestic utility gas sold and transported (thousands of dekatherms)	**105,889**	103,038	3%
Construction and acquisition expenditures (a)	**$839**	$657	28%
Total assets at year-end	**$7,775**	$7,814	–
Cash flows from operating activities (continuing operations)	**$420**	$555	(24%)
Total debt to capitalization ratio	**48%**	60%	N/A
Common shares outstanding at year-end (in thousands)	**110,963**	92,304	20%
Dividends declared per common share	**$1.00**	$2.00	(50%)
Market value per share at year-end	**$24.90**	$16.55	50%
Book value per share at year-end	**$21.37**	$19.89	7%

(a) These amounts do not include construction and acquisition expenditures for discontinued operations of $42 million and $214 million for 2003 and 2002, respectively.

The financial data should be read in conjunction with the audited financial statements and related notes of Alliant Energy. The reported financial data are not necessarily indicative of future operating results or financial position.

Diluted earnings per average common share


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$2.14
$1.59
$1.18
$0.97
$1.81
$1.57
2001
2002
2003

■ Continuing operations
□ Other (includes discontinued operations and the cumulative effect of changes in accounting principles)

Total shareowner return*

at Dec. 31, 2003


60%
40%
20%
0%
-20%
-40%
58%
29%
26%
28%
1 Year
-4%
-12%
-39%
2%
3 Year
■ Alliant Energy
□ S&P 500 Index
□ S&P Utilities Index
■ S&P Midcap Electric Utilities Index

* Dividends plus stock price appreciation

Total assets at year-end

(in millions)


$8,000
$6,000
$4,000
$2,000
$0
$6,972
$75
$5,042
$7,814
$53
$5,498
$7,775
$110
$6,072
2001
2002
2003

■ Domestic utility business
□ Non-regulated businesses
□ Other

ALLIANT ENERGY.

Who we are...

Alliant Energy, headquartered in Madison, Wis., is an energy holding company traded on the New York Stock Exchange under the symbol "LNT." Over the last year, we've undergone several changes in order to better align our strategy with the current market. Today, we are building strength and value by capitalizing on new opportunities in our domestic utility business. We expect our non-regulated businesses to contribute to shareowner value as well.

DOMESTIC UTILITY BUSINESS



Interstate Power and Light Company and Wisconsin Power and Light Company, our domestic utility subsidiaries, form the core of Alliant Energy. Our domestic utility business is not only our foundation, but as the primary target of our future capital investments, it is also our growth platform.

Our utilities provide safe, reliable, affordable and environmentally sound electric and natural gas services to customers in Iowa, Wisconsin, Minnesota and Illinois, and maintain a strong fleet of fossil-fuel, nuclear and renewable generating facilities across the upper Midwest. Together, they have a nameplate generation capacity of approximately 5,200 megawatts (MW). We intend to increase that capacity by about 1,600 MW from 2004 through 2010.

2003 STATISTICS	
Maximum peak hour demand	5,887 MW
Number of electric customers	965,953
Number of natural gas customers	408,427
Total electric sales (thousands of MWh)	31,252
Natural gas sold and transported (thousands of Dth)	105,889

Operating Revenues


Electric
74%
Natural Gas
22%
Other
4%

Electric Sales Mix


Commercial
18%
Industrial
39%
Residential
24%
Sales for Resale
18%
Other
1%

Electric Power Sources


Coal
56%
Purchased Power
28%
Nuclear
13%
Natural Gas
2%
Other
1%

NON-REGULATED BUSINESSES



Alliant Energy Resources, Inc. is the parent company for the majority of Alliant Energy's non-regulated businesses. With the exception of anticipated activities by our non-regulated generation business in support of our domestic utility generation plan, we do not expect these businesses to be consumers of significant amounts of additional investment capital going forward. However, we expect these businesses to be strong operations that contribute increasingly to earnings and shareowner value, and provide appropriate returns on the capital already invested. As a result, we view these businesses as ongoing business platforms in comparison to our growth platform, our domestic utility business.

Primary non-regulated business platforms

Non-regulated generation: In 2003, we refined the focus of our non-regulated generation business to primarily support the development, financing and construction of generation to meet the needs of our domestic utility business. Although we own one tolled, 309 MW, natural gas-fired power plant in Neenah, Wis., we will defer pursuit of other new non-regulated generation projects, other than potential projects to utilize existing equipment held by Non-regulated generation, or further acquisitions of existing tolled generation in the near term.

International: International has invested in energy generation and distribution companies and projects in select growing markets. We currently have investments in Brazil, China and New Zealand.

Integrated Services: Alliant Energy Integrated Services Company is involved in selling and delivering high value energy and environmental services to commercial, industrial and institutional customers. Such services include energy infrastructure project development and construction management; energy planning, procurement and risk management services; and environmental engineering and site remediation services. In addition, Integrated Services also provides gas marketing and management services, and asset management services for pipelines and onsite generation.





Other investments: This includes investments in Laguna del Mar, Synfuel and transportation assets. In addition, we have various other modest investments related to economic development, energy technologies and telecommunications.

Our vision:

To be the customer's first choice for energy solutions.

Our Mission:

To exceed the customer's expectations for comfort, security and productivity.

SUPPORT SERVICES



Alliant Energy Corporate Services, Inc. supports the other areas of the company with traditional administrative functions, including strategy, risk management, performance improvement, accounting and finance, fuel procurement, supply chain, corporate communications, legal, regulatory, internal audit, corporate governance, information technology, human resources, labor relations, infrastructure security, and environmental and safety management.



Dear Fellow Shareowners,

We were acutely aware that we needed to turn things around financially in 2003 — and we delivered. By reducing debt by $875 million through asset divestitures, our debt to total capitalization ratio now stands at 48%, down from 60% at the end of 2002. We delivered a 58% total return to shareowners in 2003 and increased diluted earnings per share from continuing operations by 62% over 2002. We further narrowed our focus and announced a flexible and balanced plan to build new generation to serve our domestic utility customers. Taken together, we believe these results are the very definition of successful execution. Without question, the Alliant Energy team delivered in 2003.

With 2003 diluted earnings per share from continuing operations at $1.57 and income from continuing operations of $159.7 million, we improved significantly over our 2002 financial performance of $0.97 per diluted share from continuing operations and income from continuing operations of $87.5 million. Earnings per share also improved from $1.18 in 2002 to $1.81 in 2003.



Erroll B. Davis, Jr.
Chairman and CEO

In 2003, we also outperformed the market in terms of total shareowner return (dividends plus stock price appreciation), beating not only the S&P 500 Index, but also the S&P Utilities Index. Through the determination, strength and hard work of our employees, we have now completed all of the strategic actions we outlined in late 2002 to strengthen our financial profile. We did exactly what we said we would.

However, we are not resting on our laurels. The success we've enjoyed in meeting our most recent strategic challenges has energized this team to position the company for continued future success. We have learned much over the past two years, and the experience has made us stronger, more disciplined and more resolved.

But, before we discuss where we want to be tomorrow, we felt it appropriate to review just how we got to where we are today.

The success we've enjoyed in meeting our most recent strategic challenges has energized the Alliant Energy team to position the company for continued future success.

November 2002 Plan

Understanding the context for specific actions is always important, but never more so than when evaluating the U.S. energy market. Over the past two years, we have seen dramatic developments in our business and a virtual sea change in how many within the industry define themselves. In November 2002 — after the Enron debacle, the Arthur Andersen meltdown, the California energy crisis, tightened credit markets and some financial challenges of our own — we announced a series of strategic actions designed to strengthen our financial profile. In a letter to all shareowners dated Nov. 22, 2002, I listed five actions we said we were going to take in order to improve our financial strength. And, I am proud to say that we have successfully executed each and every one of them.



First, we said we would **reduce our anticipated aggregate 2002 and 2003 capital expenditures by approximately $400 million**, primarily in our non-regulated businesses. And, we did just that.

Second, we said we would make the difficult, but prudent, decision to **reduce our annual common stock dividend to $1 per share**. As difficult as it was, we took that action. Our targeted annual dividend rate, which is now $1 per share, is at a sustainable, yet still competitive, level. And, we believe the current tax treatment for dividend income, which we worked very hard to see enacted, further enhances the appeal of our dividend.

Third, we committed to **enhanced cost controls**. For example, Lean Six Sigma processes are now becoming a part of our culture at Alliant Energy. And, we expect they will yield cost savings as well as productivity enhancements far into the future. We also continue to focus on numerous other cost control initiatives, which is a normal part of our ongoing business. While we surpassed our cost savings goals in 2003, we probably will never be in a position to state this component of our strategic actions is complete. Instead, it is a commitment to continuous improvement.

Fourth, we announced we would **issue additional common equity of approximately $200 to $300 million**. In July, we delivered on that promise by issuing 17.3 million shares of our common stock. We raised net proceeds of $318 million from this transaction and infused $200 million into Wisconsin Power and Light Company and $118 million into Interstate Power and Light Company.

Finally, our plan called for us to **divest certain non-core, non-strategic assets** and, ultimately, to achieve debt reduction in excess of $800 million. Toward this end, we sold our Australian assets, our affordable housing business — primarily made up of Heartland Properties, Inc. — and our SmartEnergy, Inc. business, as well as various other modest asset sales. We crossed the last hurdle with the successful initial public offering of our oil and gas subsidiary, Whiting Petroleum Corporation.

Through these combined efforts, we reduced our debt levels by $875 million through asset divestitures.

As you can see, we made five commitments to take action, followed by successful execution, in each of these five areas. The market recognized our progress, as our stock price appreciated about 60% between Nov. 22, 2002, and Dec. 31, 2003. We are executing on our promises and we are proud of our achievements in that regard. But, we also fully recognize that we owe our investors nothing less than that.

2004 and Beyond

As 2003 closed, these five strategic actions became part of our proud history. And, with a new focus on the future, we turned our attention to, "What's next for Alliant Energy?"

Our strategic priorities for 2004 and beyond are rather straightforward. They are centered on three key themes: strategic focus, financial discipline and successful execution.

In short — we plan to build on our strengths which, in turn, will build strength and value.

We remain steadfast in our commitment to provide our customers with safe, reliable, affordable and environmentally sound energy — a commitment we have delivered on year-after-year.

And, while we expect annual sales growth within our domestic utility service territory to be a modest 1% to 3%, we do expect to increase, over time, our earnings and cash flows by prudently investing in utility infrastructure.

As we have all learned, we must maintain our commitment to financial prudence and discipline. We are committed to maintaining investment-grade credit ratings and a strong balance sheet. We will seek modest, yet sustainable, growth with our domestic utility business serving as our growth engine. We are committed to delivering solid long-term returns for our shareowners and maintaining an impeccable "say/do" ratio.

Domestic Utility Business

Without question, our industry has changed; the market has changed; and we have changed with it. Not all of that change has been painless. But, through this transformation, we now have investment opportunities in our domestic utility business that did not exist several years ago. Progressive legislation was passed in Iowa that provides companies with the necessary ratemaking principles — and resulting increased regulatory and investment certainty — prior to making certain generation investments in Iowa.



Wisconsin also enacted legislation with the goal of assuring reliable electric energy for Wisconsin. The law allows construction of merchant power plants in the state and streamlines the regulatory approval process for building new generation and transmission facilities. Recently, the Public Service Commission of Wisconsin approved a lease-back structure for an affiliate plant, which provides a similar level of investment certainty.

These changes have enabled Alliant Energy to pursue additional generation investments in its domestic utility business to serve its customers and to provide shareowners with greater certainty regarding the returns on these investments.

We intend to put these enlightened policies to work for the benefit of our customers and our investors. Specifically, we plan to add 1,600 MW of nameplate generating capacity to our fleet from 2004 through 2010 (985 MW in Iowa and 615 MW in Wisconsin). This new generation capacity will be a mix of coal, natural gas and renewable energy sources. Our plans are modest, balanced, flexible and financially viable.

In order to continue to provide safe, reliable and affordable energy to our customers, the company has conducted a thorough review of future demand and believes that new generation will be needed to meet increasing customer demand, reduce reliance on purchased-power agreements and mitigate the impacts of potential future plant retirements. But, through a host of actions, we remain committed to our continuing efforts to improve the environmental performance of our generation fleet. Even beyond our belief that this is the right thing to do, it's just good business.

We will continue to support legislation that creates greater certainty around environmental protection. And, we staunchly believe the investors in companies that take a lead role in protecting the environment should be rewarded for achieving these goals, not penalized.

I would be remiss if I didn't emphasize just what underlies all of our generation plans: our continuing and persistent commitment to the safe, reliable, affordable and environmentally sound delivery of energy to our customers. Understand that we will invest in the appropriate infrastructure to ensure we meet this commitment. Through our domestic utility business, we will strive for continued excellence in electric and natural gas services with superior customer service.



The 550 MW natural gas-fired Emery Generating Station near Mason City, Iowa, is scheduled to begin generating electricity in the second quarter of 2004.

We have also refined the focus of our non-regulated generation business; it will now focus primarily on supporting the development, financing and construction of generation to meet the needs of our domestic utility business. We will defer pursuit of other new non-regulated generation projects, other than potential projects to utilize existing equipment held by Non-regulated generation, or further acquisitions of existing tolled generation in the near term.

Clearly, we are concentrating on our core domestic utility business. However, through Alliant Energy Resources, we plan to continue our utility focus on select non-regulated businesses as well. We will continue to operate in the international arena, maintaining our investments primarily in Brazil, China and New Zealand, as well as investments in the non-regulated generation market and other select areas.

Non-regulated Businesses



Wisconsin Power and Light Company signed a purchased-power agreement for 453 MW of electrical output from the Riverside Energy Center in the town of Beloit, Wis. Commercial operation of the plant is expected to begin in May 2004.

Because they have been the target of much discussion and debate, I would emphasize that our international investments are making solid progress.

We have strong partnerships in China and our investment there is profitable ... and we expect it will remain profitable in the coming years. Our investment in New Zealand also was profitable in 2003. Aside from some modest capital investments in our generation portfolio in China that will be generated through internal cash flows from our existing China investments or from non-recourse debt, we do not expect to make significant additional investments in either of these markets.

On balance, we made great progress in Brazil in 2003. Rate increases were implemented at all five of the Brazilian operating companies throughout 2003. Electric sales volumes increased approximately 7% in 2003 over 2002 and were also higher than the sales levels in the last year before drought related and government imposed electricity rationing. Foreign currency rates improved in 2003 as well. We made progress on improving the in-country debt profile of our Brazilian investment by restructuring approximately $245 million of Brazil-based short- and long-term debt.

In 2003, our in-country Brazil earnings were positive, but we still incurred a net loss of $14 million after allocated debt capital and overhead charges. However, I emphasize that the $14 million loss compares favorably to a loss of $47 million in 2002. The results for the fourth quarter of 2003 were positive, which marks the first quarter that the bottom-line results have been positive since we made our initial investment in Brazil.

We are encouraged to see our considerable efforts in Brazil now beginning to bear fruit. But, while significant progress has been made in turning these investments around, I would note that we will not be satisfied until we translate that progress into realizing a consistent and reasonable rate of return on our Brazilian investment. We fully recognize that we still have considerable work yet to do.

We will also maintain several other non-regulated businesses. Although we expect these businesses to add to shareowner value over time, we do not expect to invest significant additional capital in them.

In short, Alliant Energy Resources will continue to play a role at Alliant Energy. But, rather than serve as a growth platform, it will serve as an ongoing business platform to augment and support our core domestic utility business.

Financial Plan Going Forward



After living through what has been a most tumultuous time in our industry's history, we very carefully reviewed the financial viability of our strategic actions going forward. We believe it will take an investment of roughly $650 million over the next seven years to implement our domestic utility generation plan. We anticipate having the time and the ability to adapt our plans to meet changing conditions as necessary. These changes could be related to various factors, including energy demand in our service territories, environmental regulations, capital markets or technology shifts.

We project our capital expenditures to be $700 million in 2004 and $610 million in 2005. Of those amounts, 87% in 2004 and 89% in 2005 will be directed toward our domestic utility business. Going forward, we are committed to maintaining investment-grade credit ratings that were affirmed in January 2004 after reviews by both Moody's and Standard & Poor's.



Building Strength and Value

We have certainly shifted our strategic direction over the last several years at Alliant Energy. But, be assured, there are many things at your company that have not changed.

Our commitment to our customers is unwavering. Despite the industry turmoil, we have never lost sight of our responsibilities to our customers. That commitment is certainly evident in industry benchmarks, including our customer satisfaction levels and plant reliability. Our commitment goes far beyond just keeping the lights on ... it's about providing an exceptional energy value for our customers.

We remain committed to supporting the communities we are proud to serve, protecting the environment and providing our employees with a meaningful and diverse work environment ... a place where everyone is treated with respect. Understand that while our strategic plan may change or bend with market conditions, our commitment to these core values is unyielding.

And, of course, we are staunchly committed to creating value for you, our shareowners. In fact, all employees take the execution of our strategic plan and mission personally and have a vested interest in our success.

As a personal aside, I'd like to bid farewell to two long-time Board members who will retire following our 2004 Annual Meeting of Shareowners. Alan Arends has provided impeccable leadership and sound guidance since he joined our Board in 1993. Second, I want to give special thanks to Wayne Stoppelmoor who has served as a director since 1986, as Vice Chairman of the Board on two occasions since the merger and has devoted 44 years to Alliant Energy and its predecessor companies through both the prosperous and the challenging times. On behalf of the Alliant Energy Board, its employees and all its shareowners, I extend a heartfelt thank you to both of these fine gentlemen.

While I am sad to see Alan and Wayne leave, I am pleased to welcome Michael Bennett and Ann Newhall as new members of our Board. We look forward to leveraging success from their fresh ideas, perspectives and outlooks.



While I am continuing as chairman and chief executive officer of Alliant Energy, William (Bill) Harvey has now taken over more of the day-to-day operational responsibilities as the company's new president and chief operating officer. I am confident that, with Bill's broad-based utility operational experience, Alliant Energy will continue to build on its progress.

I'd also like to recognize and welcome Eliot Protsch as our new chief financial officer. Eliot has been an integral part of our senior management team for many years and has now agreed to take an even greater role in the financial management of Alliant Energy ... and I couldn't be more pleased.

On behalf of the entire Board of Directors, I want to thank our shareowners, customers and employees for their patience and support as we've engineered this very successful turnaround in 2003. We remain committed to continued excellence going forward as we focus on building strength and value for you, our shareowners.

Sincerely,

Erroll B. Davis, Jr.
Chairman and Chief Executive Officer

Straightalk

WITH ERROLL DAVIS

While our domestic utility business is our foundation and current growth platform, we will also maintain certain non-regulated businesses, including our international and non-regulated generation investments and our Integrated Services business.

Your strategic actions for 2004 seem to focus primarily on your domestic utility operations. Aren't you reverting back to being just a regional utility?



Ottumwa Generating Station in Ottumwa, Iowa

Our domestic utilities have always been our foundation, our focus and our future. Now, they are also our growth engine.

We have no plans to revert to being **solely** a regional utility. Instead, we are moving forward, building on the foundation of our domestic utilities. Our domestic utilities have always been our foundation, our focus and our future. Now, they are also our growth engine.

We now have opportunities to invest in utility generation that did not exist a few short years ago — opportunities, I might add, that provide greater certainty for our shareowners. Our customers' growing energy needs will require additional infrastructure, including new power plants. In addition, new generation will be needed to help reduce reliance on purchased-power agreements and mitigate the impacts of potential future plant retirements. We will continue to purchase energy and capacity in the market and intend to remain a net purchaser of both, but at a reduced level. And, when we do purchase power, we will focus our efforts on purchasing from in-state generating sources first.

While our domestic utility business is our foundation and current growth platform, we will also maintain certain non-regulated businesses, including our international and non-regulated generation investments and our Integrated Services business.

You said you plan to add new generation capacity; just what are your specific plans?

From 2004 through 2010, we expect to add approximately 1,600 MW of nameplate generating capacity to our fleet: 985 MW in Iowa and 615 MW in Wisconsin.

Through our new strategic actions, we are also reaffirming our already strong commitment to environmental stewardship by reflecting this commitment in any plant we are involved in building. We will continue to improve the environmental performance of our existing plants through our proven NOx reduction SmartBurn℠ technology, as well as through other pollution-abatement equipment.

We expect the capital expenditures associated with our proposed new generation to be approximately $650 million over the next seven years. Timelines and sites will be announced as plans for specific projects are finalized over the course of the plan timeframe.

I would also note that our strategic plan stresses not only building new generation, but also flexibility. After all, our ability to continue to maximize long-term shareowner value requires the continuous evaluation of current economic, political and regulatory environments, as well as our resulting organization structure and strategic plan and actions. In other words, every aspect of our operation is examined frequently in order to maximize our long-term financial health. In short, if changes in our course must be made, we will make them.

Does nuclear energy play a role in Alliant Energy's future energy portfolio?



Alliant Energy maintains a diverse energy portfolio that includes nuclear energy. In 2003, nuclear energy represented roughly 13% of our electric power sources.

We believe that the best way to continue to provide our customers with safe, reliable, affordable and environmentally sound energy is by maintaining a diverse energy portfolio. That way, we're protected if one source temporarily becomes unavailable or is too expensive.

Our current portfolio includes coal, natural gas, renewable and nuclear power. In 2003, nuclear energy represented roughly 13% of our electric power sources.

The benefits of nuclear power are very clear. Nuclear power plants generate no emissions and, therefore — with prudent safety and security precautions — remain an important and clean source of power. But, clearly, there are also financial risks associated with nuclear power.



Operating and maintenance costs, as well as significant capital expenditures, are part of operating any facility. But changing regulations and the age of a facility make it extremely difficult to predict what these operating costs would be.

In 2003, we were presented with a unique opportunity to sell Wisconsin Power and Light Company's interest in the 543 MW Kewaunee Nuclear Power Plant (KNPP) to Dominion Resources, Inc., a large and experienced operator of nuclear power plants. Pending regulatory approvals, we expect the transaction to be completed by the fall of 2004.

Although we decided to sell, we will continue to buy energy and capacity from KNPP, at least equivalent to the amounts received from the plant had current ownership continued. With this long-term contract, our actual reliance on nuclear power will not change; it will simply be reflected in the future as purchased power. The purchased-power agreements also provide a stable price for energy generated by nuclear power until 2013, when the plant's current operating license will expire.

Our top priorities in this transaction were to proceed in the best interests of our customers, shareowners and employees. By selling this plant and securing a long-term purchased-power agreement, we expect to continue enjoying the benefits of having nuclear power in our energy portfolio while obtaining greater certainty on our operating and maintenance costs.

Note that we do not currently have any plans to sell our 70% ownership interest in our only other nuclear facility, the 583 MW Duane Arnold Energy Center, located in Palo, Iowa.

It appears that the company has been very active in filing rate cases over the past several years. Why is that?

The only way for a regulated utility to recover the costs it prudently incurs to provide safe, reliable, affordable and environmentally sound utility service is to work through the regulatory process of filing a rate case.

Raising rates is never a decision that we take lightly, however. Throughout the United States, there is an increasing recognition of the importance of investing in utility infrastructure — power plants, pipelines, substations, transmission lines and the technology that ties the system together. After a period of relatively low investment as energy consumption caught up with the infrastructure constructed in the 1970s and 1980s, we have now entered into a cycle of new construction. Unlike the steady or falling prices experienced during the 1980s and 1990s when few new plants or new transmission lines were being built, prices for utility service historically tend to increase as new facilities are brought into service.

For example, in March 2004, we filed a rate case in Iowa to begin seeking recovery of the $400 million Emery Generating Station. The Emery Generating Station plays a key role in providing continued reliable electric service in Iowa and will make the state less dependent on out-of-state generation sources. But, the cost of our investment in this plant must be reflected in the prices customers pay for electric service and is a major component of this rate increase request.



Unquestionably, there is a price to be paid for having the reliable utility service our customers have come to expect and demand. We have a variety of energy efficiency programs and other services in place to help customers manage their energy use which, in turn, helps address the issues related to rising prices. However, there is a far greater price to be paid for unreliable utility service. The wide-scale blackouts that occurred in August 2003 provided ample evidence of just how dependent our entire economy and quality of life have become on electricity. We are committed to ensuring our customers have that reliable service and will make the investments necessary to meet that commitment. Our ability to meet that commitment is, of course, conditioned on being able to recover the costs of making those investments.

What is your philosophy about dividends?

We take our commitment to our traditional income investors very seriously and realize they rely on a stable and market competitive dividend from Alliant Energy.

In addition, it is our obligation to create enhanced value for our investors. We also must consider the impact the dividend has on our various credit metrics and associated credit ratings as well as our continued ability to fund our capital requirements and debt maturities.

Our general intention is to maintain a dividend payout ratio similar to standard industry averages. That currently is in a range of approximately 60% to 70% of our utility earnings.

That said, our Board of Directors, which is charged with balancing these obligations and setting the dividend each quarter, will continue to re-evaluate our dividend policy and will consider all constituents and the implications of its decision on an ongoing basis.

What is the status of your investment in Brazil?

As we have discussed in the past, this investment has not met our return expectations to date for a variety of reasons. While some of the significant factors leading to this disappointing performance have been outside our control, we have focused on improving those aspects that are within our control. As evidenced by the $0.36 per share improvement in our financial results from Brazil in 2003 compared to 2002, that focus is beginning to bear fruit.

We made great progress in 2003 and we expect that trend to continue in 2004. But, challenges remain. While we are pleased with the significant improvement we realized in 2003 as it relates to the financial performance of our Brazilian investments, we are re-examining the operations and the structure of our investments in order to accelerate operational and financial improvements. This includes further cost reductions and more advantageous forms of financing. To this end, we are currently discussing with our partners in Brazil various options to accomplish these goals. For example, we believe paying down debt, rather than paying dividends to the shareowners of the Brazilian investments, would result in improved financial results. As can be the case in any business relationship, our discussions with our partners in Brazil



on these issues and the other challenges we have faced related to these investments, have strained our current relationship with our partners. Given the circumstances, this is certainly understandable. We are, however, committed to working with our partners to reach reasonable resolution of these issues.

On balance, when we look at both our progress and the challenges that remain, we continue to believe there is potential for enhanced growth in Brazil despite the setbacks of the last few years.

What is Lean Six Sigma all about?

Cost control is one of the key elements of the five strategic actions we announced in November 2002. Our employees have always sought out ways to control costs and, like most companies, we have gone through multiple exercises in significant belt tightening. In looking at our own past efforts, and some of the "slash and burn" efforts taking place at other companies in our industry, we have observed these approaches will generally reduce costs in the short term, but not in the long term. We are committed to controlling costs for the benefit of both our customers and our shareowners, but that commitment rings hollow if it is not sustainable. Lean Six Sigma provides a tool to reduce costs, improve processes and create efficiencies that will drive down costs, not only in a given time period, but for years to come.


Prairie Creek coal inventory reduction project
Prairie Creek Generating Station
Cedar Rapids, Iowa
RESULTS:
Lean
Six Sigma

Lean Six Sigma is a tool to reduce variability in processes, thereby improving predictability and efficiency, ultimately resulting in significant cost reduction. The focus of Lean Six Sigma is to understand the process based on tangible and measurable data and then "fix it for the last time." We have consulted with a number of Fortune 500 companies, which includes a number of our customers, that have successfully deployed Lean Six Sigma within their respective organizations and we are adopting those best practices as we implement Lean Six Sigma at Alliant Energy.

While still early in the deployment process, Lean Six Sigma is already delivering results beyond our expectations and we expect greater results in the coming years.

If we are to provide the returns our shareowners deserve while doing all that we can to control the costs that impact what our customers pay for service, we must utilize the best tools available. We believe Lean Six Sigma provides just such a tool.

We take our commitment to our traditional income investors very seriously and realize they rely on a stable and market competitive dividend from Alliant Energy.

A successful team has diverse, talented people that are able to work well together, respect each others' viewpoints and – ultimately – make the team more than the sum of its parts. I believe we have such a team, not only at the most senior levels but throughout the organization.

Erroll B. Davis, Jr.
Chairman and CEO



How does Alliant Energy's organizational structure help the company achieve its goals?

Most companies have organizational charts and structures that have simply evolved over time. For example, changes or reorganizations may have occurred to suit individual skills or to meet the immediate needs of the organization — needs that may have already changed. Team members simply get used to the way things are and organizations continue to operate ... but probably not up to full potential.

At Alliant Energy, we recognize that the deregulated utility industry we thought would occur following our merger will not likely be implemented in our markets any time soon. Therefore, in 2003, we created a cross-functional group to look at the way the entire company was organized and to study if we were structured in a way to achieve our current financial and operational goals, and be responsive to the realities of our markets today.

Through this extensive evaluation, we decided that certain organizational changes could improve our performance and increase accountability for both results and cost control measures.



Specifically, we have separated our corporate center activities, or our strategy, risk management, accounting and finance, legal, regulatory, corporate communications, performance improvement, internal audit, corporate governance and administrative functions, from our operations. Now, all groups responsible for core operations report to our president and chief operating officer, Bill Harvey, while our corporate center activities are under the direction of other executives and report directly to me, as does Bill.

We expect this new structure will provide stronger operational alignment while limiting multiple reporting relationships, clarify decision rights and streamline work.

In short, we made these changes to help ensure that Alliant Energy becomes more effective and efficient, positioning us to meet our strategic goals. Note that we also are continuing to improve accountability for results, ensuring that individuals do what they commit to do. Therefore, as has been the case in the past, progress toward our goals will help determine individual performance assessments which, in turn, will influence monetary rewards.

As with many other things — our organizational structure remains a work in progress. We will continue to evaluate our progress and make changes to ensure we are structured in a way that will help us meet our current goals and — ultimately — allow us to improve our operational and financial performance.

Meet Alliant Energy's Leaders



Erroll B. Davis, Jr., 59
Chairman and Chief Executive Officer
Joined the company in 1978.



William D. Harvey, 54
President and Chief Operating Officer
Joined the company in 1986.



Eliot G. Protsch, 50
Senior Executive Vice President and Chief Financial Officer
Joined the company in 1978.



Barbara J. Swan, 52
Executive Vice President and General Counsel
President, Wisconsin Power and Light Company
Joined the company in 1987.



Pamela J. Wegner, 56
Executive Vice President-Strategy and Performance
President, Alliant Energy Corporate Services, Inc.
Joined the company in 1993.

Ages are as of Dec. 31, 2003.



Erroll B. Davis, Jr.
Chairman of the Board
Director since 1982
Age 59

Mr. Davis has served as Chairman of the Board since 2000 and as Chief Executive Officer of the Company since 1990. He also served as President of the Company from 1990 through 2003. Mr. Davis joined WP&L in 1978 and served as President of WP&L from 1987 to 1998. He was elected Chief Executive Officer of WP&L in 1988. He has also served as Chief Executive Officer of AER and IP&L (or predecessor companies) since 1998. He is a member of the Boards of Directors of BP p.l.c.; PPG Industries, Inc.; Electric Power Research Institute; and the Edison Electric Institute. Mr. Davis has served as a Director of WP&L since 1984, of AER since 1988 and of IP&L (or predecessor companies) since 1998.



Wayne H. Stoppelmoor
Vice Chairman of the Board, Director since 1986, Age 69

Mr. Stoppelmoor served as Vice Chairman of the Board of the Company from April 1998 until April 2000 and from May 2003 until present. He was Chairman, President and Chief Executive Officer of Interstate Power Company (a predecessor company of Alliant Energy) from 1986 until his retirement in 1997. Mr. Stoppelmoor has served as a Director of IP&L (or predecessor companies) since 1986 and of WP&L and AER since 1998.



Alan B. Arends
Director since 1993
Age 70

Mr. Arends is Chairman of the Board of Directors of Alliance Benefit Group Financial Services Corp., Albert Lea, Minn., an employee benefits company that he founded in 1983. He has served as a Director of IP&L (or predecessor companies) since 1993 and of WP&L and AER since 1998.



Michael L. Bennett
Director since 2003
Age 50

Mr. Bennett has served as President and Chief Executive Officer of Terra Industries, Inc., an international producer of nitrogen products and methanol ingredients headquartered in Sioux City, Iowa, since April 2001. From 1997 to 2001, he was Executive Vice President and Chief Operating Officer of Terra Industries, Inc. He also serves as Chairman of the Board for Terra Nitrogen Corp., a subsidiary of Terra Industries, Inc. Mr. Bennett has served as a Director of IP&L, WP&L and AER since August 2003.



Jack B. Evans
Director since 2000
Age 55

Mr. Evans is a Director and since 1996 has served as President of The Hall-Perrine Foundation, a private philanthropic corporation in Cedar Rapids, Iowa. Previously, Mr. Evans was President and Chief Operating Officer of SCI Financial Group, Inc., a regional financial services firm. Mr. Evans is a Director of Gazette Communications, Nuveen Institutional Advisory Corp., and Vice Chairman and a Director of United Fire and Casualty Company. Mr. Evans has served as a Director of IP&L (or predecessor companies), WP&L and AER since 2000. **Mr. Evans is Chairperson of the Audit Committee.**



Katharine C. Lyall
Director since 1986
Age 62

Ms. Lyall is President of the University of Wisconsin System in Madison, Wis. In addition to her administrative position, she is a professor of economics at the University of Wisconsin-Madison. Ms. Lyall has announced that she will retire as President of the University of Wisconsin System no later than Aug. 31, 2004. She serves on the Boards of Directors of M&I Corporation and the Carnegie Foundation for the Advancement of Teaching. Ms. Lyall has served as a Director of WP&L since 1986, of AER since 1994 and of IP&L (or predecessor companies) since 1998.



Singleton B. McAllister
Director since 2001
Age 51

Ms. McAllister has been a partner in the public law and policy strategies group of the Washington, D. C. law firm office of Sonnenschein, Nath & Rosenthal, LLP, since 2003. She previously was a partner at Patton Boggs LLP, a Washington, D.C. law firm from 2001 to 2003. From 1996 until 2001, Ms. McAllister was General Counsel for the United States Agency for International Development. She was also a partner at Reed, Smith, Shaw and McClay where she specialized in government relations and corporate law. Ms. McAllister has served as a Director of IP&L (or predecessor companies), WP&L and AER since 2001.



Ann K. Newhall
Director since 2003
Age 52

Ms. Newhall is Executive Vice President, Chief Operating Officer, Secretary and a Director of Rural Cellular Corporation, a cellular communications corporation, located in Alexandria, Minn. She has served as Executive Vice President and Chief Operating Officer since August 2000, as Secretary since February 2000 and as a Director since August 1999. Prior to assuming her current positions, she served as Senior Vice President and General Counsel from 1999 to 2000. She was previously a shareholder and President of the Moss & Barnett law firm in Minneapolis, Minn. Ms. Newhall has served as a Director of IP&L, WP&L and AER since August 2003.



David A. Perdue
Director since 2001
Age 54

Mr. Perdue is Chairman of the Board and Chief Executive Officer of Dollar General Corporation, a retail sales organization headquartered in Goodlettsville, Tenn. He was elected Chief Executive Officer and a Director in April 2003 and elected Chairman of the Board in June 2003. From July 2002 to March 2003, he was Chairman and Chief Executive Officer of Pillowtex Corporation, a textile manufacturing company located in Kannapolis, N.C. From 1998 to 2002, he was employed by Reebok International Limited, where he served as President of the Reebok Brand from 2000 to 2002. Mr. Perdue has served as a Director of IP&L (or predecessor companies), WP&L and AER since 2001.



Judith D. Pyle
Director since 1992
Age 60

Ms. Pyle is President of Judith Dion Pyle and Associates, a financial services company located in Middleton, Wis. Prior to assuming her current position in 2003, she served as Vice Chair of The Pyle Group, a financial services company located in Madison, Wis. She previously served as Vice Chairman and Senior Vice President of Corporate Marketing of Rayovac Corporation, a battery and lighting products manufacturer located in Madison, Wis. In addition, Ms. Pyle is Vice Chairman of Georgette Klinger, Inc., and a Director of Uniek, Inc. Ms. Pyle has served as a Director of WP&L since 1994, of AER since 1992 and of IP&L (or predecessor companies) since 1998. **Ms. Pyle is Chairperson of the Compensation and Personnel Committee.**



Robert W. Schlutz
Director since 1989
Age 67

Mr. Schlutz is President of Schlutz Enterprises, a diversified farming and retailing business in Columbus Junction, Iowa. Mr. Schlutz has served as a Director of IP&L (or predecessor companies) since 1989 and of WP&L and AER since 1998. **Mr. Schlutz is Chairperson of the Environmental, Nuclear, Health and Safety Committee.**



Anthony R. Weiler
Director since 1979
Age 67

Mr. Weiler is Chairman and President of A.R. Weiler Co. LLC, a consulting firm for home furnishings organizations. He was previously a Senior Vice President of Heilig-Meyers Company, a national furniture retailer headquartered in Richmond, Va. He is a Director of the Retail Home Furnishings Foundation. Mr. Weiler has served as a Director of IP&L (or predecessor companies) since 1979 and of WP&L and AER since 1998. **Mr. Weiler is Chairperson of the Nominating and Governance Committee.**

Ages are as of Dec. 31, 2003. Each election date represents the first year of Board affiliation with a company that ultimately became part of the Alliant Energy family.

COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee

Jack B. Evans (Chairperson)
Alan B. Arends
Michael L. Bennett
Singleton B. McAllister
David A. Perdue

Compensation and Personnel Committee

Judith D. Pyle (Chairperson)
Alan B. Arends
Michael L. Bennett
Singleton B. McAllister
David A. Perdue

Nominating and Governance Committee

Anthony R. Weiler (Chairperson)
Katharine C. Lyall
Ann K. Newhall
Robert W. Schlutz

Environmental, Nuclear, Health and Safety Committee

Robert W. Schlutz (Chairperson)
Katharine C. Lyall
Ann K. Newhall
Judith D. Pyle
Anthony R. Weiler

Capital Approval Committee

Erroll B. Davis, Jr. (Chairperson)*
Michael L. Bennett
Jack B. Evans
Anthony R. Weiler

*Non-voting committee member

Committee members are as of Jan. 28, 2004.

ALLIANT ENERGY OFFICERS

Erroll B. Davis, Jr., 59 [1978]
Chairman and Chief Executive Officer

William D. Harvey, 54 [1986]
President and Chief Operating Officer

Eliot G. Protsch, 50 [1978]
Senior Executive Vice President and Chief Financial Officer

James E. Hoffman, 50 [1995]
Executive Vice President-Business Development

Barbara J. Swan, 52 [1987]
Executive Vice President and General Counsel

Pamela J. Wegner, 56 [1993]
Executive Vice President-Strategy and Performance

Thomas L. Aller, 54 [1993]
Senior Vice President-Energy Delivery

Timothy R. Bennington, 59 [1997]
Vice President-Generation

Dundeana K. Doyle, 45 [1984]
Vice President-Strategy and Risk

Robin W. Gates, 51 [1999]
Vice President-Performance Improvement

Vern A. Gebhart, 50 [1975]
Vice President-Customer Service Operations-West

Thomas L. Hanson, 50 [1980]
Vice President and Treasurer

Peggy Howard Moore, 53 [1987]
Vice President-Customer Service and Operations Support

John E. Kratchmer, 41 [1985]
Vice President-Controller and Chief Accounting Officer

John O. Larsen, 40 [1988]
Vice President-Technical and Integrated Services

Christopher J. Lindell, 48 [1981]
Vice President-Shared Services

Theresa M. Mulford, 46 [1996]
Vice President-Regulatory Affairs

Barbara A. Siehr, 52 [1976]
Vice President-Customer Service Operations-East

Kim K. Zuhlke, 50 [1978]
Vice President-New Energy Resources

F. J. Buri, 49 [1999]
Corporate Secretary

Patricia L. Reininger, 51 [2000]
Assistant Corporate Secretary

Joan M. Thompson, 46 [1977]
Assistant Controller

Enrique Bacalao, 54 [1998]
Assistant Treasurer

Officers are as of Jan. 28, 2004.
Ages are as of Dec. 31, 2003.

Dates in brackets represent the year each person joined a company that ultimately became part of the Alliant Energy family.

Financial Information

A listing of abbreviations and acronyms used in the text and notes in the financial information section of this report can be found on page 76.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Statements contained in this report that are not of historical fact are forward-looking statements intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, such statements. Some, but not all, of the risks and uncertainties include: weather effects on sales and revenues; economic and political conditions in Alliant Energy's domestic and international service territories; federal, state and international regulatory or governmental actions, including the impact of potential energy-related legislation in Congress and the ability to obtain adequate and timely rate relief to allow for, among other things, the recovery of operating costs and the earning of reasonable rates of return, as well as the payment of expected levels of dividends; unanticipated construction and acquisition expenditures; unanticipated issues in connection with Alliant Energy's construction of new generating facilities; issues related to purchased electric supplies and price thereof, including the ability to recover purchased-power and fuel costs through rates; issues related to electric transmission, including recovery of costs incurred, and federal legislation and regulation affecting such transmission; risks related to the operations of Alliant Energy's nuclear facilities and unanticipated issues relating to the sale of Alliant Energy's interest in Kewaunee; costs associated with Alliant Energy's environmental remediation efforts and with environmental compliance generally; developments that adversely impact Alliant Energy's ability to implement its strategic plan; the amount of premiums incurred in connection with Alliant Energy's planned debt reductions; improved results from Alliant Energy's Brazil investments and no material adverse changes in the rates allowed by the Brazilian regulators or from the expected utility sector reform currently being considered by Brazil regulators; improved performance by Alliant Energy's other non-regulated businesses as a whole; no material permanent declines in the fair market value of, or expected cash flows from, Alliant Energy's investments; Alliant Energy's ability to continue cost controls and operational efficiencies; Alliant Energy's ability to identify and successfully complete proposed acquisitions and development projects; access to technological developments; employee workforce factors, including changes in key executives, collective bargaining agreements or work stoppages; continued access to the capital markets; the ability to successfully complete ongoing tax audits and appeals with no material impact on Alliant Energy's earnings or cash flows; inflation rates; and factors listed in "Other Matters - Other Future Considerations." Alliant Energy assumes no obligation, and disclaims any duty, to update the forward-looking statements in this report.

STRATEGIC OVERVIEW

November 2002 Plan - In 2003, Alliant Energy completed the plan it outlined in November 2002 to strengthen its financial profile. A summary of the five strategic actions completed under the plan follows.

- Asset sales and related debt reduction -
  - By July 2003, Alliant Energy had completed the sales of its Australian, affordable housing and SmartEnergy businesses.
  - In November 2003, Alliant Energy completed an IPO of WPC, leaving Alliant Energy with a 5.76% ownership interest in WPC. Alliant Energy currently plans to divest its remaining interest in WPC during 2004, subject to market conditions.
  - In 2003, Alliant Energy sold its water utility serving the Beloit area. Alliant Energy continues to pursue the sale of its water utilities serving the Ripon and South Beloit areas.
  - As a result of the above completed asset sales, Alliant Energy reduced debt by approximately $875 million during 2003. Alliant Energy incurred charges to continuing operations of approximately $0.10 per diluted share in the fourth quarter of 2003 related to debt repayment premiums from long-term debt repurchases. Alliant Energy also had $242 million of cash and temporary cash investments as of Dec. 31, 2003.
- Common equity offering - in July 2003, Alliant Energy sold 17.25 million shares (net proceeds of $318 million) of its common stock in a public offering and infused $200 million and $118 million into WP&L and IP&L, respectively, in support of their respective domestic utility generation and reliability initiatives.
- Common stock dividend - Alliant Energy reduced its targeted annual common stock dividend from $2.00 per share to $1.00 per share effective with the dividend paid in the first quarter of 2003.
- Anticipated construction and acquisition expenditures for 2002 and 2003 - Alliant Energy reduced such aggregate expenditures by approximately $400 million, largely in its non-regulated business, from the plan that existed earlier in 2002.
- Cost control - Alliant Energy has implemented a comprehensive Lean Six Sigma program, which it expects to help reduce its operating costs and improve the efficiency of its operations.

Updated Strategic Plan - Alliant Energy's domestic utility business is its core business and the sole growth platform within its updated strategic plan. As a result, Alliant Energy views its domestic utility business as the area of its business that is expected to provide the larger share of its long-term earnings growth. It will also be the area of the business that Alliant Energy will invest the bulk of its capital in during 2004 and 2005. Alliant Energy's remaining non-regulated businesses will serve as ongoing business platforms. Alliant Energy expects these businesses to contribute to its earnings growth, but to a lesser degree than its growth platform (i.e., domestic utility business). Alliant Energy does not expect to invest significant capital into these ongoing business platforms in 2004 and 2005. In addition, Alliant Energy's Non-regulated Generation business has refined its focus to support the development, financing and construction of generation to meet the needs of Alliant Energy's domestic utility business. Refer to "Liquidity and Capital Resources - Construction and Acquisition Expenditures" for additional information.

Alliant Energy's updated strategy reflects the fact that it has investment opportunities in its domestic utility business that did not exist several years ago. Progressive legislation was passed in Iowa that provides companies with the necessary rate making principles - and resulting increased regulatory and investment certainty - prior to making certain generation investments in Iowa. Wisconsin also enacted legislation with the goal of assuring reliable electric energy for Wisconsin. The law allows the construction of merchant power plants in the state and streamlines the regulatory approval process for building new generation and transmission facilities. More recently, the PSCW approved a plan proposed by another Wisconsin utility which provides a similar level of investment certainty by leasing generation from an affiliate. These changes have enabled Alliant Energy to pursue additional generation investments in its domestic utility business to serve its customers and to provide shareowners with greater certainty regarding the returns on these investments.

In December 2003, Alliant Energy announced its updated domestic utility generation plan, which is expected to add a diversified portfolio of nameplate generation between 2004 and 2010 as follows (in MW):

	IP&L	WP&L	Total
Natural gas-fired generation	840	300	1,140
Wind (purchased-power and/or generation)	130	100	230
Coal	--	200	200
Other	15	15	30
Total	985	615	1,600

Alliant Energy intends to add this new generation to meet increasing customer demand, reduce reliance on purchased-power agreements and mitigate the impacts of potential future plant retirements. Alliant Energy will continue to purchase energy and capacity in the market and intends to remain a net purchaser of both, but at a reduced level assuming the successful completion of these generation projects. Alliant Energy expects that 590 MW of the natural gas-fired generation will be installed as combustion turbines for peaking generation. The plan also reflects continued commitments to Alliant Energy's energy efficiency and environmental protection programs. The capital expenditures associated with this plan are expected to be approximately $650 million over the seven-year period of 2004 to 2010.

IP&L is currently constructing a $400 million 550 MW natural gas-fired plant (Emery) near Mason City, Iowa under its Power Iowa program to develop new electric generation capacity in Iowa. The Emery plant is expected to be placed in-service late in the second quarter of 2004. The rate making principles established for this investment reflect, among other things, recovery of the investment over 28 years based on a fixed 12.23% return on the common equity component of this investment. In January 2004, Alliant Energy announced that Resources' Non-regulated Generation business has assumed an option to purchase a site for a 300 MW natural gas-fired power plant outside Sheboygan Falls, Wisconsin. Subject to PSCW approval, Resources' Non-regulated Generation business would construct and own the approximately $150 million plant (of which $75 million has been expended as of Dec. 31, 2003 to purchase two gas turbines) and lease the facility to WP&L. WP&L will operate the plant and utilize the plant's output. With the appropriate timely regulatory approvals, Alliant Energy currently intends to have this facility placed in-service in 2005. Both the Emery and Sheboygan Falls facilities are included in the figures in the previous table. In addition, Calpine Corporation is currently constructing a 600 MW natural gas-fired combined cycle power plant in Wisconsin at WP&L's Rock River plant (Riverside). WP&L has entered into a purchased-power agreement for 453 MW of this plant's output and the plant is expected to be placed in-service prior to the 2004 summer peak demand.

RATES AND REGULATORY MATTERS

Overview - Alliant Energy has two primary utility subsidiaries, IP&L and WP&L. WP&L has one utility subsidiary, South Beloit Water, Gas and Electric Company (South Beloit). Alliant Energy's utility subsidiaries are currently subject to federal regulation by FERC and state regulation in Iowa, Wisconsin, Minnesota and Illinois. Such regulatory oversight covers not only current facilities and operations, but also the utilities' plans for construction and financing of new generation facilities and related activities.

As a public utility holding company with significant utility assets, Alliant Energy conducts its utility operations in an ever-changing business environment. Electric energy generation, transmission and distribution are facing a period of fundamental change resulting from potential legislative, regulatory, economic and technological changes. These changes could impact competition in the electric wholesale and retail markets in the event customers of electric utilities are offered alternative suppliers. Such competitive pressures could result in electric utilities losing customers and incurring stranded costs (i.e., assets and other costs rendered unrecoverable as the result of competitive pricing), which would be borne by security holders if the costs cannot be recovered from customers. FERC regulates competition in the electric wholesale power generation market and each state regulates whether to permit retail competition, the terms that would apply and the recovery of any portion of stranded costs that are ultimately determined to have resulted from retail competition. Alliant Energy cannot predict the timing of a restructured electric industry or the impact on its financial condition or results of operations. The pace of restructuring in its primary retail electric service territories has been delayed (and may continue to be delayed for a long period of time) due to uncertainty and developments in the industry.

Certain Recent Developments - Details of Alliant Energy's rate cases impacting its results of operations since 2001 are as follows (dollars in millions):

Case	Utility Type	Filing Date	Increase Requested	Interim Increase Granted (1)	Interim Effective Date	Final Increase Granted (1)	Final Effective Date	Expected Final Effective Date	Return on Common Equity	Notes
WP&L:										
2002 retail	E/G/W	8/01	$104	$49	4/02	$82	9/02	N/A	12.3%	
2003 retail	E/G/W	5/02	123	--	N/A	81	4/03	N/A	12%	(2)
2004 retail	E/G/W	3/03	87	--	N/A	14	1/04	N/A	12%	(3)
Wholesale	E	2/02	6	6	4/02	3	1/03	N/A	N/A	(4)
Wholesale	E	3/03	5	5	7/03	5	2/04	N/A	N/A	
South Beloit retail - IL	G/W	10/03	1	N/A	N/A	TBD	TBD	9/04	TBD	
2004 retail (fuel-only)	E	2/04	16	TBD	TBD	TBD	TBD	8/04	N/A	
IP&L retail - IA	E	3/02	82	15	7/02	26	5/03	N/A	11.15%	
IP&L retail - IA	G	7/02	20	17	10/02	13	8/03	N/A	11.05%	(4)
IP&L retail - MN	E	5/03	5	2	7/03	TBD	TBD	5/04	TBD	

(1) Interim rate relief is implemented, subject to refund, pending determination of final rates. The final rate relief granted replaces the amount of interim rate relief granted.

(2) A party representing selected commercial and industrial electric customers had appealed the rate case to a court, seeking remand back to the PSCW for further consideration on issues of revenue increase amount and rate design. In December 2003, the court denied the request for remand and affirmed the PSCW's earlier decision.

(3) A number of factors contributed to the final rate relief being set lower than the original request, including lower projected fuel and purchased-power costs, reduced operation and maintenance costs, lower purchased-power incentive costs and reduced capital expenditures.

(4) Since the final increase was lower than the interim relief granted, a refund to customers was made in 2003.

A significant portion of the rate increases included in the previous table reflect the recovery of increased costs incurred by IP&L and WP&L, or costs they expect to incur, thus the total increase in revenues related to these rate increases have not or are not expected to result in a corresponding increase in net income. IP&L expects to file for an Iowa electric rate increase in March 2004 which will include costs associated with the Emery plant currently under construction in interim rates pursuant to the rate making principles approved earlier. Refer to "Strategic Overview - Updated Strategic Plan" for further information regarding Emery.

WP&L's retail electric rates are based on annual forecasted fuel and purchased-power costs. Under PSCW rules, WP&L can seek rate increases if it experiences an extraordinary increase in the cost of fuel or if the annual costs are more than 3% higher than the estimated costs used to establish rates. Such rules were revised effective for 2003 for WP&L and significantly reduce the regulatory lag for Wisconsin utilities and customers related to the timing of changes in rates for increased or decreased fuel and purchased-power costs. The revised rules require that an interim increase/decrease in rates subject to increased/decreased fuel costs, if determined to be justified, be approved within 21 days of notice to customers. Any such change in rates would be effective prospectively, would require a refund with interest if final rates are determined to be lower than interim rates approved, and would not include a provision for collection of retroactive fuel cost variances. The revised rules also include a process whereby Wisconsin utilities can seek deferral treatment of emergency changes in fuel costs between fuel-only or base rate cases. Such deferrals would be subject to review, approval and recovery in future fuel-only or base rate cases.

In 2002, IP&L filed with the Internal Revenue Service (IRS) for a change in method of accounting for tax purposes for 1987 through 2001 that would allow a current deduction related to mixed service costs. Such costs had previously been capitalized and depreciated for tax purposes over the appropriate tax lives. This change would create a significant current tax benefit that has not been reflected in IP&L's results of operations pending a decision from the IUB on the required rate making treatment of the benefit. In its April 2003 order, the IUB approved IP&L's proposed accounting treatment to defer the tax savings resulting from the change of accounting method until the IRS audit on this issue is complete. The rate making impact will be addressed once the issue is resolved with the IRS, which is expected to occur in 2004. There would be no material negative impact on IP&L's results of operations or financial position should the IRS reject IP&L's proposal.

Energy-related legislation is currently pending in the U.S. Congress that, among other proposals, would repeal PUHCA. However, it is uncertain when or whether such legislation will be enacted or what impact it would have on Alliant Energy.

RESULTS OF OPERATIONS

Unless otherwise noted, all "per share" references in the Results of Operations section refer to earnings per **diluted** share. Refer to Note 1(a) of the "Notes to Consolidated Financial Statements" for discussion of the various components of Alliant Energy's business.

Overview - Alliant Energy's EPS was as follows:

	2003	2002	2001
Income from continuing operations	**$1.57**	$0.97	$1.59
Income from discontinued operations	**0.30**	0.21	0.71
Cumulative effect of changes in accounting principles	**(0.06)**	--	(0.16)
Net income	**$1.81**	$1.18	$2.14

Additional details regarding Alliant Energy's net income were as follows (in millions):

	2003	2002	2001
Continuing operations:			
Domestic utility operations	**$197.2**	$165.8	$164.9
Non-regulated (Resources)	**(25.7)**	(80.4)	(38.1)
Alliant Energy parent and other (primarily taxes, interest and administrative and general)	**(11.8)**	2.1	1.4
Income from continuing operations	**159.7**	87.5	128.2
Discontinued operations:			
Operating results (includes SFAS 133 and tax adjustments)	**27.9**	15.9	57.1
Losses on sales of discontinued operations, net	**(22.9)**	--	--
Discontinuing depreciation, depletion and amortization of assets held for sale	**24.8**	3.5	--
Income from discontinued operations	**29.8**	19.4	57.1
Cumulative effect of changes in accounting principles	**(6.0)**	--	(12.9)
Net income	**$183.5**	$106.9	$172.4

The 2003 increase in domestic utility income from continuing operations was largely due to higher electric and gas margins, which were partially offset by higher operating expenses. The significant improvement in Alliant Energy's non-regulated results from continuing operations for 2003 was primarily due to improved results from its International and Integrated

Services businesses and lower non-cash valuation charges of $0.35 per share, which were partially offset by $0.10 per share of charges in 2003 related to early debt reductions. Income from continuing operations for domestic utility operations increased slightly in 2002 as higher electric and gas margins were largely offset by increased operating expenses and a higher effective income tax rate. The lower 2002 results from continuing operations for Alliant Energy's non-regulated businesses were primarily due to higher losses of $23 million from Alliant Energy's Brazil investments, higher non-cash valuation charges of $0.15 per share and higher interest expense, partially offset by improved results from Alliant Energy's China and New Zealand businesses. Alliant Energy incurred non-cash valuation charges of $0.06, $0.41 and $0.26 per share in 2003, 2002 and 2001, respectively. Refer to "Cumulative Effect of Changes in Accounting Principles" for discussion of the charges recorded in 2003 and 2001.

Domestic Utility Electric Margins - Electric margins and MWh sales for Alliant Energy were as follows (in thousands):

	Revenues and Costs					MWhs Sold				
	2003	2002	*	2001	**	**2003**	2002	*	2001	**
Residential	**$684,574**	$626,947	9%	$599,074	5%	**7,565**	7,616	(1%)	7,344	4%
Commercial	**409,704**	376,365	9%	373,145	1%	**5,663**	5,542	2%	5,464	1%
Industrial	**571,608**	526,804	9%	543,471	(3%)	**12,345**	12,297	--	12,469	(1%)
Total from retail customers	**1,665,886**	1,530,116	9%	1,515,690	1%	**25,573**	25,455	--	25,277	1%
Sales for resale	**195,822**	160,335	22%	184,507	(13%)	**5,495**	4,805	14%	4,936	(3%)
Other	**55,360**	62,083	(11%)	56,359	10%	**184**	197	(7%)	168	17%
Total revenues/sales	**1,917,068**	1,752,534	9%	1,756,556	--	**31,252**	30,457	3%	30,381	--
Electric production fuel and purchased-power expense	**730,594**	651,813	12%	695,168	(6%)					
Margin	**$1,186,474**	$1,100,721	8%	$1,061,388	4%					

* Reflects the % change from 2002 to 2003. ** Reflects the % change from 2001 to 2002.

Electric margin increased $85.8 million, or 8%, and $39.3 million, or 4%, for 2003 and 2002, respectively, primarily due to the impact of rate increases implemented in 2003 and 2002, including increased revenues to recover a significant portion of higher utility operating expenses, lower purchased-power and fuel costs impacting margins, the impact of WP&L implementing seasonal rates in 2003 for the first time and increased sales resulting from continued modest retail customer growth. The 2003 increase was also due to higher sales to non-retail customers, partially offset by milder weather conditions in 2003 compared to 2002. The 2002 increase was also due to more favorable weather conditions, partially offset by reduced energy conservation revenues (which were largely offset by lower energy conservation expenses) and the impact of a sluggish economy.

In April 2003, WP&L implemented seasonal electric rates that are designed to result in higher rates for the peak demand period from June 1 through Sept. 30 and lower rates in all other periods during each calendar year. As a result, total annual revenues are not expected to be impacted significantly. However, given the seasonal rates were not implemented in 2003 until April, the impact of seasonal rates increased electric margins by approximately $6 million in 2003 compared to 2002 when no seasonal rates were in effect. As a result, the first quarter of 2004 margins are expected to be negatively impacted in comparison to the 2003 margin for the same period by a similar amount.

Domestic Utility Gas Margins - Gas margins and Dth sales for Alliant Energy were as follows (in thousands):

	Revenues and Costs					Dths Sold				
	2003	2002	*	2001	**	**2003**	2002	*	2001	**
Residential	**$310,658**	$218,746	42%	$270,248	(19%)	**31,871**	30,931	3%	29,580	5%
Commercial	**162,651**	111,343	46%	141,121	(21%)	**19,947**	19,348	3%	18,055	7%
Industrial	**34,201**	25,177	36%	31,262	(19%)	**5,093**	5,373	(5%)	5,344	1%
Transportation/other	**59,416**	38,720	53%	45,246	(14%)	**48,978**	47,386	3%	48,539	(2%)
Total revenues/sales	**566,926**	393,986	44%	487,877	(19%)	**105,889**	103,038	3%	101,518	1%
Cost of gas sold	**396,102**	248,994	59%	360,911	(31%)					
Margin	**$170,824**	$144,992	18%	$126,966	14%					

* Reflects the % change from 2002 to 2003. ** Reflects the % change from 2001 to 2002.

Gas revenues and cost of gas sold were higher in 2003 and 2001 as compared to 2002 primarily due to increased natural gas prices. Due to Alliant Energy's rate recovery mechanisms for gas costs, these price differences alone had little impact on gas margin. Gas margin increased $25.8 million, or 18%, and $18.0 million, or 14%, for 2003 and 2002, respectively, primarily due to the impact of several rate increases implemented during 2003 and 2002, improved results of $3 million from WP&L's performance-based gas commodity cost recovery program (benefits are shared by ratepayers and shareowners), and continued modest customer growth. The 2003 increase was also due to slightly more favorable weather conditions during the heating season in 2003 compared to 2002. The 2002 increase was also due to the negative impact high gas prices in early 2001 had on gas consumption during that period, partially offset by reduced energy conservation revenues (which were largely offset by lower energy conservation expenses).

Refer to Note 1(i) of the "Notes to Consolidated Financial Statements" for information relating to utility fuel and natural gas cost recovery.

Domestic Utility Other Revenues - Other revenues for the domestic utilities increased $18.8 million and decreased $16.5 million for 2003 and 2002, respectively. The 2003 increase was largely due to increased revenues from WindConnect™, which includes Alliant Energy's wind farm construction management projects. The 2002 decrease was primarily due to lower non-commodity products and services revenues. These 2003 and 2002 variances were largely offset by variances in other operation and maintenance expenses for the domestic utilities.

Non-regulated Revenues - Details regarding Alliant Energy's non-regulated revenues were as follows (in millions):

	2003	2002	2001
Integrated Services	**$382**	$134	$193
International	**117**	100	77
Non-regulated Generation	**15**	--	--
Other (includes eliminations)	**26**	21	18
	$540	$255	$288

The 2003 Integrated Services increase was primarily due to increased gas revenues at Alliant Energy's natural gas marketing business, NG Energy, largely due to the impact of a new accounting pronouncement, higher natural gas prices and increased volumes sold. Increased revenues at Alliant Energy's energy and environmental services businesses also contributed to the increase. Refer to Note 10(d) of the "Notes to Consolidated Financial Statements" for further discussion of the impact of the new accounting pronouncement. The 2002 Integrated Services decrease was primarily due to decreased gas prices and lower energy services revenues. The increased International revenues for 2003 and 2002 were primarily due to acquisitions of additional combined heat and power facilities in China during 2001, 2002 and 2003. The 2003 Non-regulated Generation revenues were due to generation from a 309-MW, non-regulated, tolled, natural gas-fired power plant in Neenah, Wisconsin.

Other Operating Expenses - Other operation and maintenance expenses for the domestic utilities increased $78.5 million in 2003, primarily due to increases in the amortization of deferred costs that are now being recovered in rates and increased employee and retiree benefits (primarily compensation, medical and pension costs), WindConnect™ and nuclear expenses. The increased nuclear expenses resulted primarily from a planned refueling outage at Kewaunee in 2003. There was no refueling outage in 2002. These items were partially offset by lower fossil generation expenses due to the timing of boiler plant maintenance. The 2002 increase of $36.7 million was primarily due to increased fossil and nuclear generation expenses, employee and retiree benefits, transmission and distribution expenses and higher regulatory amortizations, partially offset by lower energy conservation and non-commodity products and services expenses and uncollectible account balances. A significant portion of these cost increases are being recovered as a result of the rate increases implemented during 2003 and 2002. Refer to "Rates and Regulatory Matters" for additional information.

Non-regulated operation and maintenance expenses were as follows (in millions):

	2003	2002	2001
Integrated Services	**$366**	$119	$181
International	**90**	77	59
Non-regulated Generation	**10**	7	5
Other (includes eliminations)	**27**	20	14
	$493	$223	$259

The Integrated Services, International and Non-regulated Generation variances were largely driven by the same factors impacting the revenue variances discussed previously. The 2003 Integrated Services increase was also due to an asset valuation charge of $6 million in 2003 related to a small waste-to-energy plant. Charges of $4 million, $5 million and $2 million are included in "Non-regulated Generation" in 2003, 2002 and 2001, respectively, for cancelled contracts and generation projects.

Depreciation and amortization expense increased $23.0 million and decreased $12.2 million in 2003 and 2002, respectively. The 2003 increase was primarily due to utility property additions, an increase of $9.5 million in non-regulated depreciation and amortization due largely to acquisitions at the non-regulated businesses and higher contributions of $4 million to IP&L's nuclear decommissioning trust fund. The 2002 decrease was primarily due to: a decrease of $14 million from implementation of lower depreciation rates at IP&L on Jan. 1, 2002, resulting from an updated depreciation study; lower decommissioning expense based on reduced retail funding levels at WP&L; and the elimination of $5 million of goodwill amortization expense in compliance with new accounting rules effective in 2002. These items were partially offset by utility property additions, acquisitions at the non-regulated businesses and increased software amortizations.

Taxes other than income taxes decreased $14.4 million in 2003 primarily due to decreased property taxes related to a 2003 property tax settlement and expiration of provisions which required additional payments in the early years of the revised property tax regulations in Iowa at IP&L. In 2003, IP&L settled a property tax appeal it had filed with the Iowa Department of Revenue and Finance. In addition to the benefits realized in 2003, IP&L expects to realize reductions in property tax expense of $5.1 million, $3.6 million and $2.1 million in 2004, 2005, and 2006 and thereafter, respectively, in comparison to what property tax expense would have been without the settlement. The impact of the settlement on ratepayers will be addressed in future rate making proceedings.

Interest Expense and Other - Interest expense increased $24.4 million and $0.7 million in 2003 and 2002, respectively. The 2003 increase was due to higher average borrowing rates at Resources due to an increase in the mix of long- versus short-term debt outstanding, higher credit facility fees at Resources and higher interest expense at the parent company. These items were partially offset by the impact of lower average borrowings at Resources. The 2002 increase was due to higher non-regulated borrowings, substantially offset by the impact of lower interest rates on Alliant Energy's variable rate borrowings and lower short-term debt at the Alliant Energy parent level, largely due to the impact of proceeds received in 2001 from a common equity offering.

Loss on early extinguishment of debt in 2003 includes debt repayment premiums and charges for the unamortized debt expenses related to long-term debt retirements of $71.5 million of senior notes at Resources and $24.0 million of senior notes at the Alliant Energy parent company.

Equity (income) loss from Alliant Energy's unconsolidated investments was as follows (in millions):

	2003	2002	2001
ATC	**($16)**	($14)	($15)
Brazil	**(9)**	23	4
New Zealand	**(8)**	(4)	--
WRPC	**(5)**	(3)	(1)
Cargill-Alliant (sold in 2002)	--	(1)	(7)
Synfuel (began operations 5/02)	**20**	13	--
Other	**(1)**	(1)	--
	($19)	$13	($19)

Equity income from unconsolidated investments increased $32 million and decreased $32 million in 2003 and 2002, respectively. The improved results for Brazil during 2003 were primarily due to: rate increases implemented at all five of the Brazil operating companies throughout 2003; an increase in electric sales volumes of approximately 7% in 2003 compared to 2002; foreign currency transaction gains of $2.4 million and losses of $6.5 million during 2003 and 2002, respectively, related to approximately $40 million in debt at one of the Brazilian operating companies; and charges of $7.7 million during 2002 resulting from the receipt of regulatory orders related to the recovery of various costs. The lower 2002 results from the Brazil investments were also due to higher interest expense at the Brazil operating companies, partially offset by an approximate 5% increase in electric sales volumes during 2002 (a drought-driven rationing program was in place for seven months in 2001 and only two months in 2002). The 2001 Brazil results included a charge related to the impacts of a settlement reached between the Brazilian government and the distribution companies on the economic resolution of various cost recovery issues. The increased earnings from New Zealand during 2003 were primarily due to higher energy prices and gains on asset sales in 2003. The 2002 increased earnings from New Zealand were primarily due to the negative impacts of drought conditions in 2001. In 2002, Synfuel purchased an equity interest in a synthetic fuel processing facility. The synthetic fuel project generates operating losses at its fuel processing facility, which are more than offset by tax credits and the tax benefit of the losses the project generates. All tax benefits are included in "Income taxes" in the Consolidated Statements of Income. Refer to "Other Matters - Other Future Considerations" for further discussion of the tax credits associated with the Synfuel investment.

AFUDC increased $13.0 million in 2003, primarily due to ongoing construction of the Emery plant. Preferred dividend requirements of subsidiaries increased $10.7 million in 2003 due to an increase in the aggregate amount of preferred stock outstanding at IP&L and a higher dividend rate. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for discussion of the asset valuation charges recorded by Alliant Energy in 2002 related to its McLeod available-for-sale securities.

Miscellaneous, net income increased $22.9 million and decreased $4.7 million in 2003 and 2002, respectively, largely due to the recording of pre-tax asset valuation charges related to Alliant Energy's investments in Enermetrix, Inc. ($8.5 million in 2002) and Energy Technologies ($2.8 million in 2003 and $10.3 million in 2002). The 2003 increase was also due to improvements in the non-cash valuation adjustments related to Alliant Energy's McLeod trading securities, foreign currency transaction gains and gains from asset sales realized in 2003. These items were partially offset by lower interest income from loans to discontinued operations due to asset sales during 2003. The 2002 decrease was also impacted by lower interest income (the 2001 results included $10 million from tax settlements), gains from asset sales realized in 2001 and lower pre-tax, non-cash SFAS 133 valuation charges of $29 million, related to the net change in the value of the McLeod trading securities and the derivative component of Resources' exchangeable senior notes. Refer to Note 1(p) of the "Notes to Consolidated Financial Statements" for further discussion.

Income Taxes - The effective income tax rates for Alliant Energy's continuing operations were 28.9%, 31.2% and 27.8% in 2003, 2002 and 2001, respectively. Alliant Energy recorded tax benefits of $6.4 million in 2001 related to a court ruling on a federal tax case. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for additional information.

Income from Discontinued Operations - Refer to "Overview" and Note 16 of the "Notes to Consolidated Financial Statements" for discussion of Alliant Energy's discontinued operations.

Cumulative Effect of Changes in Accounting Principles - In 2003, Alliant Energy recorded after-tax charges of $4 million and $2 million for the cumulative effect of changes in accounting principles related to the adoption on Jan. 1, 2003 of SFAS 143 and EITF Issue 02-3 within WPC and Integrated Services, respectively. Refer to Notes 10(d) and 10(a) of the "Notes to Consolidated Financial Statements" for further information on the EITF Issue 02-3 charge and for discussion of the charge incurred in 2001 for a cumulative effect of a change in accounting principle, respectively.

LIQUIDITY AND CAPITAL RESOURCES

Overview - Based on expected operating cash flows, coupled with actions Alliant Energy has taken and expects to take to strengthen its balance sheet, Alliant Energy believes it will be able to secure the capital it requires to implement its updated strategic plan. Alliant Energy believes its ability to secure additional capital has been significantly enhanced by the successful execution of the strategic actions it announced in November 2002. Refer to "Strategic Overview - November 2002 Plan" for further discussion.

Alliant Energy's capital requirements are primarily attributable to construction programs and its debt maturities. Cash flows from Alliant Energy's utility subsidiaries are expected to cover dividends and capital expenditures related to infrastructure and reliability investments. The capital expenditures associated with building additional generation are expected to total $650 million through 2010 and are expected to be financed largely through external financings, supplemented by internally generated funds. In order to balance its capital structure, Alliant Energy may periodically issue additional common equity as well as debt.

Cash Flows - Selected information from the Consolidated Statements of Cash Flows was as follows (in thousands):

Cash flows from (used for):	**2003**	2002	2001
Operating activities	**$419,990**	$555,338	$433,346
Financing activities	**34,080**	72,237	161,075
Investing activities	**(274,648)**	(632,602)	(654,561)

In 2003, Alliant Energy's cash flows from operating activities decreased $135 million primarily due to changes in working capital caused largely by changes in the levels of accounts receivable sold and higher inventory balances, partially offset by higher net income. Cash flows from financing activities decreased $38 million primarily due to changes in the amounts of debt and preferred stock issued and retired, partially offset by proceeds from a 2003 common equity offering and lower common stock dividends due to the dividend reduction implemented in 2003. Cash flows used for investing activities decreased $358 million primarily due to proceeds from asset sales, partially offset by construction and acquisition expenditures associated with the construction of the Emery plant. In 2002, Alliant Energy's cash flows from operating activities increased $122 million primarily due to changes in working capital. Cash flows from financing activities decreased $89 million primarily due to proceeds from the issuance of common stock in 2001, partially offset by a net increase in the amount of preferred stock outstanding at IP&L. Cash flows used for investing activities decreased $22 million primarily due to lower construction and acquisition expenditures, partially offset by proceeds received in 2001 from the transfer of WP&L's transmission assets to ATC.

Certain Regulatory Approvals/Requirements - **PUHCA** - In 2001, Alliant Energy and Resources received SEC approval under an Omnibus Financing Order for their ongoing program of external financing, credit support arrangements and other related proposals for the period through Dec. 31, 2004. Among other things, the approval authorized Alliant Energy, directly or through financing subsidiaries, to issue common and preferred stock, unsecured long-term debt securities and other equity-linked securities up to an amount of $1.5 billion; to provide guarantees and credit support for obligations of its subsidiaries up to an amount of $3 billion; to enter into hedging transactions to manage interest rate costs and risk exposure; and to increase its aggregate investment limit in exempt wholesale generators and foreign utility companies to 100% of consolidated retained earnings. The approval, among other things, also authorized Resources to provide guarantees and credit support for obligations of non-utility subsidiaries up to an amount of $600 million outstanding at any one time.

In June 2002, Alliant Energy received approval (valid through Dec. 31, 2004) from the SEC to issue and sell up to an aggregate amount of $1 billion of short-term debt outstanding at any one time and to guarantee short-term borrowings by Resources in an aggregate amount that would not exceed $700 million at any one time in addition to its other guarantee authority granted in the Omnibus Financing Order discussed previously. In October 2002, IP&L received SEC approval (valid through Dec. 31, 2004) to issue short-term debt in a principal amount which would not at any one time exceed $300 million. Issuance of debt securities by WP&L is exempt from regulation under provisions of PUHCA.

In 2004, Alliant Energy and certain of its subsidiaries will file appropriate applications with the SEC for renewal of financing, guarantee and other authority required to accommodate its financing needs. Alliant Energy expects that such authority will be granted by the SEC on a timely basis.

Alliant Energy is also subject to a PUHCA requirement whereby Alliant Energy's common equity balance must be at least 30% of its total consolidated capitalization, including short-term debt. Alliant Energy's common equity ratio as of Dec. 31, 2003, as computed under this requirement, was 46.8%.

State Regulatory Agencies - At Dec. 31, 2003, IP&L and WP&L were authorized by the appropriate state regulatory agencies to issue short-term debt of $250 million and $240 million, respectively. The $240 million borrowing authority for WP&L includes $85 million for general corporate purposes, an additional $100 million should WP&L no longer sell its utility receivables and an additional $55 million should WP&L need to repurchase its variable rate bonds.

Shelf Registrations - In 2003, Alliant Energy and Resources, in a joint filing, and IP&L filed shelf registrations. The joint filing relates to proposed offerings, from time to time, of an aggregate amount of up to $400 million of Alliant Energy's common stock, stock purchase contracts, and stock purchase units; and Resources' senior unsecured debt securities inclusive of the full and unconditional guarantee by Alliant Energy of Resources' debt securities. A total of $68 million of securities remains available under the joint shelf registration. The IP&L shelf registration relates to proposed offerings, from time to time, of an aggregate of up to $150 million of preferred stock, senior unsecured debt securities and collateral trust bonds. A total of $110 million of securities remains available under the IP&L shelf registration.

Cash and Temporary Cash Investments - As of December 31, 2003, Alliant Energy and its subsidiaries had approximately $242 million of cash and temporary cash investments, of which approximately $67 million consisted of deposits in foreign bank accounts. Due to Alliant Energy electing permanent investment of earnings for federal income tax purposes for certain foreign subsidiaries, a majority of the cash held in foreign banks cannot be repatriated without material tax obligations. Alliant Energy plans to use a portion of this cash held in foreign bank accounts to invest in future capital projects in China.

Sale of Accounts Receivable - Refer to Note 4 of the "Notes to Consolidated Financial Statements" for information on Alliant Energy's sale of accounts receivable program.

Short-term Debt - Alliant Energy and its subsidiaries are party to various credit facilities and other borrowing arrangements. In September 2003, Alliant Energy completed the syndication of three 364-day revolving credit facilities (facilities) totaling $650 million ($200 million for Alliant Energy at the parent company level, $250 million for IP&L and $200 million for WP&L), available for direct borrowing or to support commercial paper. Alliant Energy has the option to convert these facilities into one-year term loans. The facility at the parent company level is used to fund Resources and Corporate Services as well as its own needs. It is expected that Alliant Energy, IP&L and WP&L will be able to renew or replace these facilities on favorable terms when they mature in 2004. In addition to funding working capital needs, the availability of short-term financing provides the companies flexibility in the issuance of long-term securities. The level of short-term borrowing fluctuates based on seasonal corporate needs, the timing of long-term financings and capital market conditions. Information regarding commercial paper at Dec. 31, 2003 and during 2003 was as follows (dollars in millions):

	Alliant Energy	Parent Company	IP&L	WP&L
Commercial paper:				
Amount outstanding at Dec. 31, 2003	$107.5	$--	$107.5	$--
Weighted average maturity at Dec. 31, 2003	13 days	N/A	13 days	N/A
Discount rates at Dec. 31, 2003	1.20-1.22%	N/A	1.20-1.22%	N/A
Available capacity at Dec. 31, 2003	$542.5	$200.0	$142.5	$200.0
Average daily amount outstanding during 2003	$187.7	$97.4	$60.5	$29.8
Maximum daily amount outstanding during 2003	$346.5	$215.0	$190.0	$84.5

Alliant Energy's, IP&L's and WP&L's credit facility agreements contain various covenants, including the following:

Covenant Description (*)	Covenant Requirement	Status at Dec. 31, 2003
Alliant Energy:		
Consolidated debt-to-capital ratio	Less than 65%	48.7%
Consolidated net worth	At least $1.4 billion	$2.4 billion
EBITDA interest coverage ratio	At least 2.5x	3.6x
IP&L debt-to-capital ratio	Less than 58%	47.3%
WP&L debt-to-capital ratio	Less than 58%	29.9%

(*) In compliance with the agreements, results of discontinued operations have been included in the covenant calculations.

The debt component of the capital ratios includes long- and short-term debt (excluding non-recourse debt and trade payables), capital lease obligations, letters of credit and guarantees of the foregoing and unfunded vested benefits under qualified pension plans. The equity component excludes accumulated other comprehensive income (loss). The EBITDA component of the interest coverage ratio is calculated by adding back depreciation and amortization expense to operating income.

Alliant Energy's credit facility contains a cross default provision providing it is a default under the credit facility if the majority-owned subsidiaries of Alliant Energy default on debt totaling $25 million or more. A default by a minority-owned affiliate would not create a cross default. A default by Alliant Energy or Resources would not be a cross default for WP&L or IP&L, nor would a default by either of the utilities create a cross default for the other utility.

Alliant Energy's, IP&L's and WP&L's credit facilities contain negative pledge provisions, which generally prohibit placing liens on any of the property of Alliant Energy or its subsidiaries with certain exceptions, including among others, for the issuance of secured debt under first mortgage bond indentures by IP&L and WP&L, non-recourse project financing, purchase money liens, and liens on the ownership interests in or assets of foreign subsidiaries to secure not more than $200 million aggregate principal amount of foreign debt.

Alliant Energy's, IP&L's and WP&L's credit facilities contain material adverse change (MAC) clauses. Before each extension of credit (each borrowing under the facilities), each borrower must represent and warrant that no MAC has occurred since December 31, 2002. A MAC is defined as a change that would create: (1) a MAC in, or a material adverse effect upon, the operations, business, properties, liabilities (actual or contingent), condition (financial or otherwise) or prospects of the borrower or the borrower and its subsidiaries taken as a whole; (2) a material impairment of the ability of the borrower to perform its obligations under a credit facility agreement to which it is a party; or (3) a MAC upon the legality, validity, binding effect or enforceability against the borrower of any credit agreement to which it is a party.

Alliant Energy's, IP&L's and WP&L's credit facilities contain provisions that require, during the term of the facilities, any proceeds from asset sales, with certain exclusions, in excess of 5% of their respective consolidated assets in any 12-month period be used to reduce commitments under their respective facilities. Exclusions include, among others, certain inter-company sales, certain sale and lease-back transactions and the WPC IPO.

Long-term Debt - In September 2003, IP&L issued $100 million of 5.875% unsecured senior debentures due 2018 and used the majority of the net proceeds to redeem $27.5 million of its 7.25% first mortgage bonds, $20 million of its 8.625% first mortgage bonds and $50 million of its 7.875% subordinated deferrable interest debentures. In October 2003, IP&L completed a $100 million issuance of 6.45% unsecured senior debentures due 2033 and used the majority of the net proceeds to redeem $94.0 million of its 7.625% first mortgage bonds.

In the fourth quarter of 2003, a portion of the proceeds from the WPC IPO were used to retire approximately $96 million of long-term debt, consisting of $24 million of Alliant Energy's 8.59% senior notes (at parent company), $17.5 million of Resources' 7% senior notes, $39 million of Resources' 7.375% senior notes and $15 million of Resources' 9.75% senior notes. Premiums of approximately $0.10 per share were incurred in the fourth quarter of 2003 related to these long-term debt repurchases. Alliant Energy estimates it will incur $0.04 to $0.08 per share of debt repayment premiums in 2004 related to additional long-term debt repurchases by Resources. Refer to "Strategic Overview - November 2002 Plan" for additional discussion of Alliant Energy's debt reduction and other strategic actions to strengthen its financial profile.

In September 2003, WP&L retired $70 million of its 8.6% first mortgage bonds due 2027 largely from proceeds of a capital contribution from Alliant Energy.

Refer to "Contractual Obligations" for the timing of Alliant Energy's long-term debt maturities. Depending upon market conditions, it is currently anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities. Refer to Note 8 of the "Notes to Consolidated Financial Statements" for additional information on short- and long-term debt.

Preferred Stock - In September 2003, IP&L issued 1.6 million shares of 7.10% cumulative preferred stock at a price to the public of $25.00 per share in a public offering and received proceeds of approximately $38.7 million, which were used to reduce short-term debt.

Common Equity - Refer to "Strategic Overview - November 2002 Plan" for discussion of a common equity offering completed by Alliant Energy in July 2003. Subject to market and other conditions, Alliant Energy intends to sell additional equity in 2004. These equity sales may involve traditional underwritten offerings, continuous equity offerings or other transactions. The purpose of these equity sales would be to fund, among other things, the recently announced domestic generation build-out program. In addition to such common equity offerings, Alliant Energy also issues new common shares through its Shareowner Direct (dividend reinvestment and stock purchase plan) and 401(k) Savings Plans and generally uses the proceeds from these issuances to assist in funding construction and acquisition expenditures and for general corporate purposes.

Credit Ratings and Balance Sheet - Access to the capital and credit markets, and costs of obtaining external financing, are dependent on creditworthiness. Alliant Energy is committed to taking the necessary steps required to maintain investment-grade credit ratings and a strong balance sheet. Refer to "Strategic Overview - November 2002 Plan" for a discussion of specific actions taken in this regard. Although Alliant Energy believes the actions taken in 2003 to strengthen its balance sheet will enable it to maintain investment-grade credit ratings, no assurance can be given that it will be able to maintain its existing credit ratings. If Alliant Energy's credit ratings are downgraded in the future, then Alliant Energy's borrowing costs may increase and its access to capital markets may be limited. If access to capital markets becomes significantly constrained, then Alliant Energy's results of operations and financial condition could be materially adversely affected. Alliant Energy's current credit ratings and outlook that were affirmed in January 2004 by both Standard & Poor's Rating Services (Standard & Poor's) and Moody's Investors Service (Moody's) are as follows (long-term debt ratings only apply to senior debt):

		Standard & Poor's	Moody's
IP&L	Secured long-term debt	A-	A3
	Unsecured long-term debt	BBB	Baa1
	Commercial paper	A-2	P-2
	Corporate/issuer	BBB+	Baa1
WP&L	Secured long-term debt	A	A1
	Unsecured long-term debt	BBB+	A2
	Commercial paper	A-2	P-1
	Corporate/issuer	A-	A2
Resources (a)	Unsecured long-term debt	BBB	Baa3
	Commercial paper	Not rated	P-3
	Corporate/issuer	BBB+	Not rated
Alliant Energy	Unsecured long-term debt	BBB	Not rated
	Commercial paper	A-2	P-3
	Corporate/issuer	BBB+	Not rated
All Entities	Outlook	Negative	Stable

(a) Resources' debt is fully and unconditionally guaranteed by Alliant Energy.

Ratings Triggers - The long-term debt of Alliant Energy and its subsidiaries is not subject to any repayment requirements as a result of explicit credit rating downgrades or so-called "ratings triggers." Pre-existing ratings triggers in certain lease agreements were eliminated during 2003. However, Alliant Energy and its subsidiaries are parties to various agreements, including purchased-power agreements, fuel contracts, accounts receivable sale contracts and corporate guarantees that are dependent on maintaining investment-grade credit ratings. In the event of a downgrade below investment-grade, Alliant Energy or its subsidiaries may need to provide credit support, such as letters of credit or cash collateral equal to the amount of the exposure, or may need to unwind the contract or pay the underlying obligation. Both IP&L and WP&L are party to accounts receivable sale agreements that provide that any respective utility downgraded below investment-grade becomes ineligible to sell receivables under the program. In the event of downgrades below investment-grade, management believes the credit facilities at Alliant Energy, IP&L and WP&L provide sufficient liquidity to cover counterparty credit support or collateral requirements under the various purchased-power, fuel and receivables sales agreements.

Off-Balance Sheet Arrangements - Alliant Energy utilizes off-balance sheet synthetic operating leases to finance its corporate headquarters, corporate aircraft, certain utility railcars and a utility radio dispatch system. Synthetic leases provide favorable financing rates to Alliant Energy while allowing it to maintain operating control of its leased assets. Refer to Note 3 of the "Notes to Consolidated Financial Statements" for future minimum lease payments under, and residual value guarantees by Alliant Energy, of these synthetic leases. Alliant Energy's credit facility agreements prohibit it from entering into any additional synthetic leases. Alliant Energy uses special purpose entities for its limited recourse utility sale of accounts receivable program whereby IP&L and WP&L use proceeds from the sale of the accounts receivable and unbilled revenues to maintain flexibility in their capital structures, take advantage of favorable short-term interest rates and finance a portion of their long-term cash needs. The sale of accounts receivables generates a significant amount of short-term financing for IP&L and WP&L. Refer to Note 4 of the "Notes to Consolidated Financial Statements" for aggregate proceeds from the sale of accounts receivable. While Alliant Energy does not have any reason to believe this program would be discontinued, if this financing alternative were not available, IP&L and WP&L anticipate they would have enough short-term borrowing capacity to compensate. Refer to "Ratings Triggers" for the impact of certain credit rating downgrades on IP&L and WP&L related to the accounts receivable sales program. Alliant Energy has reviewed these entities during its implementation of FIN 46, for those entities that are considered to be special-purpose entities, and determined that consolidation of these entities is not required. Alliant Energy continues to evaluate non-special purpose entities that may require consolidation as of March 31, 2004.

Sales of Non-strategic Assets - Alliant Energy is currently pursuing the sales in 2004 of its interest in its Kewaunee facility, its remaining interest of 1.1 million shares in WPC and its water utilities serving the Ripon and South Beloit areas. Alliant Energy also continues to divest other less material assets and will continue reviewing other ways to narrow its strategic focus and business platforms. The proceeds realized from these asset sales are expected to be available for debt reduction and other general corporate purposes.

Credit Risk - Alliant Energy's subsidiaries have limited credit exposure from electric and natural gas sales and non-performance of contractual obligations by its counterparties. Alliant Energy maintains credit risk oversight and sets limits and policies with regards to its counterparties, which management believes minimizes its overall credit risk exposure. However, there is no assurance that such policies will protect Alliant Energy against all losses from non-performance by counterparties.

Construction and Acquisition Expenditures - Capital expenditures, investments and financing plans are continually reviewed, approved and updated as part of Alliant Energy's ongoing strategic planning and budgeting processes. In addition, material capital expenditures and investments are subject to a rigorous cross-functional review prior to approval. Changes in Alliant Energy's anticipated construction and acquisition expenditures may result from a number of reasons including economic conditions, regulatory requirements, ability to obtain adequate and timely rate relief, the level of Alliant Energy's profitability, Alliant Energy's desire to maintain investment-grade credit ratings and reasonable capitalization ratios, variations in sales, changing market conditions and new opportunities. Alliant Energy believes its capital control processes adequately reduce the risks associated with large capital expenditures and investments. Alliant Energy currently anticipates construction and acquisition expenditures during 2004 and 2005 as follows (in millions):

	2004	2005
Domestic utility business:		
IP&L utility infrastructure and reliability investments	$252	$262
IP&L Power Iowa (Emery)	80	--
WP&L utility infrastructure and reliability investments	228	248
Non-regulated Generation in support of domestic utility generation plan (Sheboygan Falls project)	50	30
China (anticipated to be funded with internally generated cash or non-recourse financings)	50	35
Other non-regulated (primarily synthetic fuel/energy services)	40	35
	$700	$610

Alliant Energy has not yet entered into contractual commitments relating to the majority of its anticipated capital expenditures. As a result, Alliant Energy does have discretion with regard to the level of capital expenditures eventually incurred and it closely monitors and updates such estimates on an ongoing basis based on numerous economic and other factors. Refer to "Strategic Overview - Updated Strategic Plan" for a further discussion of Alliant Energy's domestic generation plan.

Contractual Obligations - Alliant Energy's long-term contractual cash obligations as of Dec. 31, 2003 were as follows (in millions):

	2004	2005	2006	2007	2008	Thereafter	Total
Long-term debt (Note 8(b))	$69	$102	$69	$199	$196	$1,985	$2,620
Capital leases (Note 3)	17	14	40	6	5	1	83
Operating leases (Note 3)	82	103	106	132	77	326	826
Purchase obligations:							
Purchased-power and fuel commitments (Note 11(b))	242	147	118	76	39	164	786
Other (Note 11(b))	26	--	--	--	--	--	26
	$436	$366	$333	$413	$317	$2,476	$4,341

At Dec. 31, 2003, long-term debt and capital lease obligations as noted in the previous table were included on the Consolidated Balance Sheet. The long-term debt amounts exclude reductions related to unamortized debt discounts. Purchased-power and fuel commitments represent normal business contracts used to ensure adequate purchased-power, coal and natural gas supplies and to minimize exposure to market price fluctuations. Other purchase obligations represent individual commitments incurred during the normal course of business which exceeded $1 million at Dec. 31, 2003. In connection with its construction and acquisition program, Alliant Energy also enters into commitments related to such program on an ongoing basis; these amounts are not reflected in the previous table. Refer to "Construction and Acquisition Expenditures" for additional information. In addition, at Dec. 31, 2003, there were various other long-term liabilities and deferred credits included on the Consolidated Balance Sheet that, due to the nature of the liabilities, the timing of payments cannot be estimated and are therefore excluded from the table. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for anticipated 2004 pension and other postretirement benefit funding amounts, which are not included in the previous table.

Environmental - Alliant Energy's pollution abatement programs are subject to continuing review and are periodically revised due to changes in environmental regulations, construction plans and escalation of construction costs. Alliant Energy continually evaluates the impact of potential future international, federal, state and local environmental rulemakings on its operations. While the final outcome of these rule makings cannot be predicted, Alliant Energy believes that required capital investments and/or modifications resulting from them could be significant, but expects that prudent expenses incurred by IP&L and WP&L likely would be recovered in rates from its customers. The environmental rulemaking process continually evolves and the following are major emerging issues that could potentially have a significant impact on Alliant Energy's operations.

Air Quality - With regard to current environmental rules, Alliant Energy's Edgewater facility spent $21 million from 1999 to 2003 to improve its combustion performance. This facility now meets the 2008 Wisconsin Department of Natural Resources (DNR) nitrogen oxides (NOx) compliance goal.

WP&L also has responded to multiple data requests from the U.S. Environmental Protection Agency (EPA), related to the historical operation and associated air permitting for certain major Wisconsin coal-fired generating units. Similar requests have been precursor to penalties and capital expenditures requiring installation of air pollution controls at other utilities. However, WP&L has received no response in this regard from the EPA related to information submitted.

The 1990 Clean Air Act Amendments mandate preservation of air quality through existing regulations and periodic reviews to ensure adequacy of these provisions based on scientific data. In 1997, the EPA revised National Ambient Air Quality Standards (NAAQS) for ozone and fine particulate matter. In December 2003, the EPA proposed an Interstate Air Quality Rule related to transport of these emissions that would require significant upgrades to power plants. This rule would reduce the current level of nationwide sulfur dioxide emissions approximately 40% by 2010 and 70% by 2015, and NOx emission levels 50% by 2015. Additional reduction requirements may also be imposed at the state level for those areas that are in non-attainment with NAAQS.

In 2000, the EPA determined that regulation of hazardous air pollutant emissions from coal-fired and oil-fired electric utility steam generating units was necessary. Under an existing settlement agreement, Maximum Achievable Control Technology requirements or alternative regulations must be implemented by Dec. 15, 2004. Accordingly, the EPA has published rules for comment requiring control of mercury from coal-fired and nickel from oil-fired generating units. The impact of these regulations on IP&L's and WP&L's generating facilities is subject to the control level mandated in the final rules. In 2001, the Wisconsin DNR also independently developed proposed mercury emission control rules that could require reductions from Wisconsin generating facilities of 40% by 2010 and 80% by 2015. These rules have been sent back to the Wisconsin DNR for revision by the Wisconsin legislature due to the pending federal mercury regulations.

In December 2003, the State Environmental Protection Agency of China issued a regulation requiring thermal power plants to lower emissions to meet new limits for particulate, sulfur and nitrous oxide from coal- and oil-fired boilers. Facilities are required to meet the first phase of this emission standard by 2005 and the second phase by 2010. Alliant Energy is currently reviewing the impact of this new regulation on its China business.

Alliant Energy is also currently monitoring various other potential international, federal, state and local environmental rulemakings and activities, including, but not limited to: litigation of federal New Source Review Reforms; Regional Haze evaluations for Best Available Retrofit Technology; and several other legislative and regulatory proposals regarding the control of emissions of air pollutants and greenhouse gases from a variety of sources, including generating facilities.

Water Quality - In 2002, the EPA published a proposed regulation under the Clean Water Act referred to as "316(b)" that is anticipated to be finalized in 2004. This rule would require existing large power plants with cooling water intake structures to ensure that the location, design, construction, and capacity of cooling water intake structures reflect the best technology available for minimizing adverse environmental impacts to fish and other aquatic life. Alliant Energy is also currently evaluating proposed revisions to the Wisconsin Administrative Code concerning the amount of heat that WP&L's generating stations can discharge into Wisconsin waters.

Land and Solid Waste - Alliant Energy is monitoring possible significant land and solid waste regulatory changes. This includes a potential EPA regulation for management of coal combustion product in landfills and surface impoundments that could require installation of monitoring wells at some facilities and an ongoing expanded groundwater monitoring program. Compliance with the polychlorinated biphenols (PCB) Fix-it Rule/Persistent Organic Pollutants Treaty could possibly require replacement of all electrical equipment containing PCB insulating fluid which is a substance known to be harmful to human health. The Wisconsin Department of Commerce is proposing new rules related to flammable, combustible and hazardous liquids stored in above-ground storage tanks in which the main financial impact would be from a secondary containment requirement for all hazardous materials tanks and for hazardous material unloading areas. In addition, in December 2003, at the request of the Wisconsin DNR, WP&L submitted a written plan for facility closure of the Rock River Generating Station landfill and clean-up of the support ponds and all areas where coal combustion waste is present.

Refer to Note 11(e) of the "Notes to Consolidated Financial Statements" for further discussion of environmental matters.

OTHER MATTERS

Market Risk Sensitive Instruments and Positions - Alliant Energy's primary market risk exposures are associated with interest rates, commodity prices, equity prices and currency exchange rates. Alliant Energy has risk management policies to monitor and assist in controlling these market risks and uses derivative instruments to manage some of the exposures.

Interest Rate Risk - Alliant Energy is exposed to risk resulting from changes in interest rates as a result of its issuance of variable-rate debt, utility customer accounts receivable sale program and variable-rate leasing agreements. Alliant Energy manages its interest rate risk by limiting its variable interest rate exposure and by continuously monitoring the effects of market changes on interest rates. Alliant Energy also periodically uses interest rate swap and interest rate forward agreements to assist in the management of its interest exposure. In the event of significant interest rate fluctuations, management would take actions to minimize the effect of such changes on Alliant Energy's results of operations and financial condition. Assuming no change in Alliant Energy's consolidated financial structure, if variable interest rates were to average 100 basis points higher (lower) in 2004 than in 2003, interest expense would increase (decrease) by approximately $5.3 million. This amount was determined by considering the impact of a hypothetical 100 basis point increase (decrease) in interest rates on Alliant Energy's consolidated variable-rate debt held, the amount outstanding under the utility customer accounts receivable sale program and variable-rate lease balances at Dec. 31, 2003.

Commodity Risk - Non-trading - Alliant Energy is exposed to the impact of market fluctuations in the commodity price and transportation costs of electric and natural gas products it markets. Alliant Energy employs established policies and procedures to manage its risks associated with these market fluctuations including the use of various commodity derivatives. Alliant Energy's exposure to commodity price risks in its utility business is significantly mitigated by the current rate making structures in place for the recovery of its electric fuel and purchased energy costs as well as its cost of natural gas purchased for resale. Refer to Note 1(i) of the "Notes to Consolidated Financial Statements" for further discussion.

WP&L periodically utilizes commodity derivative instruments to reduce the impact of price fluctuations on electric fuel and purchased energy costs needed to meet its power supply requirements. Under PSCW rules, WP&L can also seek rate increases if it experiences an extraordinary increase in the cost of electric fuel and purchased energy costs or if the annual costs are more than 3% higher than the estimated costs used to establish rates. Such rules were revised effective for 2003 for WP&L and significantly reduce the regulatory lag for Wisconsin utilities and customers related to the timing of changes in rates for increased or decreased fuel and purchased energy costs. Based on these revised rules, WP&L does not anticipate any significant earnings exposure related to fuel and purchased energy costs.

WP&L periodically utilizes natural gas commodity derivative instruments to reduce the impact of price fluctuations on natural gas purchased and injected into storage during the summer months and withdrawn and sold at current market prices during the winter months. The natural gas commodity swaps in place approximate the forecasted storage withdrawal plan during this period. Therefore, market price fluctuations that result in an increase or decrease in the value of the physical commodity are substantially offset by changes in the value of the natural gas commodity swaps. A 10% increase (decrease) in the price of natural gas would not have a significant impact on the combined fair market value of the natural gas in storage and related swap arrangements in place at Dec. 31, 2003. To the extent actual storage withdrawals vary from forecasted withdrawals, WP&L has physical gas price exposure.

IP&L also utilizes commodity derivative instruments to mitigate the risk of rising prices. Since the IUB allows for the prudently incurred costs associated with these instruments and the underlying supply of commodities to be recovered from ratepayers, IP&L does not have significant commodity risk exposure.

NG Energy utilizes natural gas commodity derivative instruments to reduce the impact of natural gas price fluctuations on physical natural gas sales from storage. These natural gas commodity swaps and forward sales contracts are entered into at the same time and for the same volumes that are purchased and injected into storage, thereby minimizing natural gas commodity risk exposure. Based on the volume of natural gas sales from storage at NG Energy, a 10% increase (decrease) in the price of natural gas would not have a significant impact on Alliant Energy's results of operations or financial condition. Refer to Note 10(a) of the "Notes to Consolidated Financial Statements" for additional information concerning the impact of SFAS 149 on NG Energy's earnings.

Equity Price Risk - IP&L and WP&L maintain trust funds to fund their anticipated nuclear decommissioning costs. At Dec. 31, 2003 and 2002, these funds were invested primarily in domestic equity and debt instruments. Fluctuations in equity prices or interest rates do not affect Alliant Energy's consolidated results of operations. In 2001, WP&L entered into a four-year hedge on equity assets in its nuclear decommissioning trust fund. In January 2004, WP&L liquidated all of its qualified decommissioning trust fund assets into money market funds as a result of the pending Kewaunee sale. Refer to Notes 10(c) and 17 of the "Notes to Consolidated Financial Statements" for further discussion. Refer to "Critical Accounting Policies - Accounting for Pensions and Other Postretirement Benefits" for the impact on Alliant Energy's pension and other postretirement benefit costs of changes in the rate of returns earned by its plan assets, which include equity securities.

Currency Risk - Alliant Energy has investments in various countries where the net investments are not hedged, including Brazil, China and New Zealand. As a result, these investments are subject to currency exchange risk with fluctuations in currency exchange rates. At Dec. 31, 2003, Alliant Energy had a cumulative foreign currency translation loss, net of any tax benefits realized, of $81 million, which related to decreases in the value of the Brazil real of $92 million and increases in the value of the New Zealand dollar of $11 million in relation to the U.S. dollar. This loss is recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets. Based on Alliant Energy's investments at Dec. 31, 2003, a 10% sustained increase/decrease over the next 12 months in the foreign exchange rates of Brazil, China and New Zealand would result in a corresponding increase/decrease in the cumulative foreign currency translation loss of $48 million. Alliant Energy's equity income (loss) from its foreign investments is also impacted by fluctuations in currency exchange rates. At Dec. 31, 2003, Alliant Energy also had currency exchange risk associated with approximately $40 million of debt outstanding at one of the Brazilian operating companies. Alliant Energy recorded equity income of $2.4 million and equity losses of $6.5 million in 2003 and 2002, respectively, related to its share of the foreign currency transaction gains/losses on such debt. Based on the loan balance and currency rates at Dec. 31, 2003, a 10% change in the currency rates would result in a $2.9 million pre-tax increase/decrease in net income.

In addition, Alliant Energy has currency exchange risk associated with approximately $30 million of payables at a Canadian subsidiary within Alliant Energy's Integrated Services business. In 2003, Alliant Energy recorded pre-tax income of $3.2 million related to the foreign currency transaction gains on such payables. In November 2003, Alliant Energy acquired an option to protect $11 million of its exposure against declines in currency rates while still retaining the opportunity to participate in the benefits of increases in currency rates. Based on the payables balance, option and currency rates at Dec. 31, 2003, a 10% increase and 10% decrease in the currency rates would result in a $3.0 million pre-tax increase and $2.2 million pre-tax decrease in income, respectively.

Refer to Notes 1(l) and 10 of the "Notes to Consolidated Financial Statements" for further discussion of Alliant Energy's derivative financial instruments.

Accounting Pronouncements - In January 2003, the FASB issued FIN 46 which addresses consolidation by business enterprises of variable interest entities. FIN 46 requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. Alliant Energy adopted FIN 46, related to those entities that are considered to be special-purpose entities, on Dec. 31, 2003 with no material impact on its financial condition or results of operations. Alliant Energy continues to evaluate tolling arrangements, renewable energy entities and any other non-special purpose entities, to determine if they require consolidation under the revised FIN 46 guidance issued by the FASB in December 2003. Alliant Energy will apply the provisions of the revised guidance as of March 31, 2004.

Alliant Energy adopted SFAS 143 on Jan. 1, 2003, which provides accounting and disclosure requirements for retirement obligations associated with long-lived assets (AROs). Refer to Note 18 of the "Notes to Consolidated Financial Statements" for additional information.

Alliant Energy adopted SFAS 149 for contracts entered into or modified after June 30, 2003, except for certain implementation issues and certain provisions of forward purchase and sale contracts and for hedging relationships designated after June 30, 2003. Refer to Note 10(a) of the "Notes to Consolidated Financial Statements" for additional information.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," which requires an issuer to classify outstanding free-standing financial instruments within its scope as a liability on its balance sheet even though the instruments have characteristics of equity. Alliant Energy adopted SFAS 150 on July 1, 2003 with no material impact on its financial condition or results of operations. Alliant Energy continues to evaluate the implications of FSP No. FAS 150-3, "Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" issued in November 2003, which defers the effective date for applying the provisions of SFAS 150 for certain mandatorily redeemable non-controlling interests.

In December 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans, that provide a benefit that is at least actuarially equivalent to Medicare Part D. As permitted by FSP No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," Alliant Energy has elected to defer reflecting the effect of the Act on postretirement net periodic benefit cost and the accumulated postretirement benefit obligation in the Consolidated Financial Statements, since specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require Alliant Energy to change previously reported information. Alliant Energy is currently evaluating the effect of the Act on its other postretirement benefits expense.

Alliant Energy does not expect the various other new accounting pronouncements not mentioned above that were effective in 2003 to have a material impact on its results of operations or financial condition.

Critical Accounting Policies - Based on historical experience and various other factors, Alliant Energy believes the policies identified below are critical to its business and the understanding of its results of operations as they require critical estimates be made based on the assumptions and judgment of management. The preparation of consolidated financial statements requires management to make various estimates and assumptions that affect revenues, expenses, assets, liabilities and the disclosure of contingencies. The results of these estimates and judgments form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and judgments. Alliant Energy's management has discussed these critical accounting policies with the Audit Committee of its Board of Directors. Refer to Note 1 of the "Notes to Consolidated Financial Statements" for a discussion of Alliant Energy's accounting policies and the estimates and assumptions used in the preparation of the consolidated financial statements.

Regulatory Assets and Liabilities - Alliant Energy's domestic utility business is regulated by various federal and state regulatory agencies. As a result, it qualifies for the application of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." SFAS 71 recognizes that the actions of a regulator can provide reasonable assurance of the existence of an asset or liability. Regulatory assets or liabilities arise as a result of a difference between GAAP and the accounting principles imposed by the regulatory agencies. Regulatory assets generally represent incurred costs that have been deferred as they are probable of recovery in customer rates. Regulatory liabilities generally represent obligations to make refunds to customers for various reasons.

Alliant Energy's utility subsidiaries recognize regulatory assets and liabilities in accordance with the rulings of their federal and state regulators and future regulatory rulings may impact the carrying value and accounting treatment of Alliant Energy's regulatory assets and liabilities. Alliant Energy periodically assesses whether the regulatory assets are probable of future recovery by considering factors such as regulatory environment changes, recent rate orders issued by the applicable regulatory agencies and the status of any pending or potential deregulation legislation. The assumptions and judgments used by regulatory authorities continue to have an impact on the recovery of costs, the rate of return on invested capital and the timing and amount of assets to be recovered by rates. A change in these assumptions may result in a material impact on Alliant Energy's results of operations. Refer to Note 1(c) of the "Notes to Consolidated Financial Statements" for further discussion.

Asset Valuations -

Long-Lived Assets - The Consolidated Balance Sheets include significant long-lived assets, which are not subject to recovery under SFAS 71. As a result, Alliant Energy must generate future cash flows from such assets in a non-regulated environment to ensure the carrying value is not impaired. Some of these assets are the result of capital investments which have been made in recent years and have not yet reached a mature life cycle. Alliant Energy assesses the carrying amount and potential impairment of these assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors Alliant Energy considers in determining if an impairment review is necessary include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in Alliant Energy's use of the acquired assets or business strategy related to such assets, and significant negative industry or economic trends. When Alliant Energy determines an impairment review is necessary, a comparison is made between the expected undiscounted future cash flows and the carrying amount of the asset. If the carrying amount of the asset is the larger of the two balances, an impairment loss is recognized equal to the amount the carrying amount of the asset exceeds the fair value of the asset. The fair value is determined by the use of quoted market prices, appraisals, or the use of valuation techniques such as expected discounted future cash flows. Alliant Energy must make assumptions regarding these estimated future cash flows and other factors to determine the fair value of the respective assets.

At Dec. 31, 2003, Resources' Non-regulated Generation business owned $96 million of generation equipment consisting of two gas turbines and one steam turbine. Alliant Energy plans to deploy the two gas turbines ($75 million) in a 300 MW natural gas-fired power plant outside Sheboygan Falls, Wisconsin and continues to review for potential generation projects to utilize the steam turbine ($21 million). As a result, Alliant Energy has assessed the recoverability of the $96 million equipment cost compared to the future anticipated cash flows from these generation projects. The future anticipated cash flows are a significant estimate. Alliant Energy has no current intentions to sell any of this equipment. If a decision was made to sell such equipment, the recoverability of the equipment cost would be assessed by comparing the future anticipated sales proceeds to the carrying value of the equipment.

Investments - The Consolidated Balance Sheets include investments in several available-for-sale securities accounted for in accordance with SFAS 115. Alliant Energy monitors any unrealized losses from such investments to determine if the loss is considered to be a temporary or permanent decline. The determination as to whether the investment is temporarily versus permanently impaired requires considerable judgment. When the investment is considered permanently impaired, the previously recorded unrealized loss would be recorded directly to the income statement as a realized loss. In 2002, Alliant Energy incurred pre-tax valuation charges under the provisions of SFAS 115 of $27 million and $10 million related to its McLeod and Energy Technologies investments, respectively. The Consolidated Balance Sheets also contain various other investments that are evaluated for recoverability when indicators of impairment may exist. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for further information related to Alliant Energy's investments accounted for in accordance with SFAS 115.

Resources holds a non-controlling interest in five Brazilian electric utility companies accounted for under the equity method of accounting. The recoverability of these equity method investments is assessed by comparing the future anticipated local currency cash flows from these investments and the local currency carrying value of these investments. The future anticipated cash flows currently include anticipated periodic distributions that, when aggregated, exceed the carrying value of these investments. The future anticipated cash flows represent a significant estimate. The $283 million carrying value of Alliant Energy's Brazil investments has been reduced by $162 million of pre-tax cumulative foreign currency translation losses. The net of tax balance of $92 million has been recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheet at Dec. 31, 2003. Cumulative foreign currency translation losses are reflected in Alliant Energy's results of operations only if the related investment is sold or substantially liquidated. If Alliant Energy would decide to exit these Brazil investments in the future, the recoverability of these equity method investments would be assessed by comparing the future anticipated sales proceeds to the carrying value.

Resources' investment in Mexico consists primarily of a loan receivable (including accrued interest income) from a Mexican development company aggregating approximately $79 million at Dec. 31, 2003. The proceeds from the loan have been used by the Mexican development company to complete substantially all of the construction and development of the infrastructure of a master planned resort community. The loan accrues interest at 8.75% and is secured by a first lien on the land parcels to be developed for the master planned community. Repayment of the loan principal and interest will be based on a portion of the proceeds from the sales, performed by the Mexican development company, of real estate lots in the master planned community and therefore is dependent on the successful development of the project and sale of real estate. The recoverability of this loan receivable is currently assessed by comparing the fair value of the land used to secure the loan and the carrying value of the loan including accrued interest. An updated, independent appraisal completed in the fourth quarter of 2003 indicated that the fair value of the collateral, which is a significant estimate, exceeded the carrying value of the loan and accrued interest at Dec. 31, 2003, by a modest amount. Notwithstanding the developers' expectations regarding the development of the project and the impending lot sales, Alliant Energy has expressed concerns with the developers regarding the pace of the project and its marketing efforts. Alliant Energy is providing options to the developers to hasten the marketing and sales of the lots of the master planned community and to ensure faster recovery of its secured loan. If the development of the project and related real estate sales are not successfully executed, it is possible that Alliant Energy could incur material asset valuation charges and/or be required to discontinue recording interest income on the loan in the future. Refer to Note 9 of the "Notes to Consolidated Financial Statements" for additional information concerning Alliant Energy's investments in Brazil and Mexico.

Goodwill - In accordance with SFAS 142, Alliant Energy is required to evaluate its goodwill for impairment at least annually and more frequently when indicators of impairment may exist. At Dec. 31, 2003, Alliant Energy had $56 million of net goodwill (including $41 million and $10 million within its Cogenex and China reporting units, respectively) on its Consolidated Balance Sheet. If the fair value of a reporting unit is less than its carrying value, including goodwill, a goodwill impairment charge may be necessary. Alliant Energy estimates the fair value of its reporting units utilizing a combination of market value indicators and the expected discounted future cash flows. This process requires the use of significant management estimates and judgments regarding cash flow assumptions from future sales, operating costs and discount rates over an indefinite life. Alliant Energy's cash flow assumptions are derived using a combination of historical trends, internal budgets, strategic plans and other market information. Each reporting unit is evaluated separately based on the nature of its operations and therefore the assumptions vary by reporting unit relative to its applicable circumstances. To determine its discount rates, Alliant Energy utilizes the capital asset pricing model which is based upon market comparables adjusted for company-specific risk. In the event market comparables are not available, Alliant Energy utilizes expected industry returns based upon published information. Refer to Note 14 of the "Notes to Consolidated Financial Statements" for further discussion.

Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain commodity prices, certain currency rates, volatility in a portion of natural gas sales volumes due to weather and to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. To account for these derivative instruments in accordance with the applicable accounting rules, Alliant Energy must determine the fair value of its derivatives. In accordance with SFAS 133, the fair value of all derivative instruments are recognized as either assets or liabilities in the balance sheet with the changes in their value recognized in earnings for the non-regulated businesses, unless specific hedge accounting criteria are met. For IP&L and WP&L, changes in the derivatives fair values are generally recorded as regulatory assets or liabilities. If an established, quoted market exists for the underlying commodity of the derivative instrument, Alliant Energy uses the quoted market price to value the derivative instrument. For other derivatives, Alliant Energy estimates the value based upon other quoted prices or acceptable valuation methods. Alliant Energy also reviews the nature of its contracts for the purchase and sale of non-financial assets to assess whether the contracts meet the definition of a derivative and the requirements to follow hedge accounting as allowed by the applicable accounting rules. The determination of derivative status and valuations involves considerable judgment.

SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. Although SFAS 149 is expected to result in more energy contracts in Alliant Energy's domestic utility business qualifying as derivatives, changes in the fair value of these derivatives are generally reported as changes in regulatory assets and liabilities rather than being reported currently in earnings, based on the regulatory treatment. SFAS 149 will likely result in more earnings volatility at NG Energy given the majority of its derivatives may not qualify for hedge accounting. Additionally, Alliant Energy has some commodity purchase and sales contracts that have been designated, and qualify for, the normal purchase and sale exception. Based on this designation, these contracts are not accounted for as derivative instruments.

A number of Alliant Energy's derivative transactions are in its domestic utility business and are based on the fuel and natural gas cost recovery mechanisms in place, as well as other specific regulatory authorizations. As a result, changes in fair market values of such derivatives generally have no impact on Alliant Energy's results of operations. Alliant Energy does have an embedded derivative within its exchangeable senior notes that is impacted by the value of McLeod stock. Changes in the fair value of this derivative impact Alliant Energy's results of operations and the changes did have a material impact on Alliant Energy's 2001 results of operations. However, given a significant decline in the value of the McLeod stock, Alliant Energy does not expect changes in the fair value of this derivative to have a material impact on Alliant Energy's results of operations in the foreseeable future. Refer to Notes 10(d) and 10(a) of the "Notes to Consolidated Financial Statements" for a further discussion of the impacts of EITF Issue 02-3 and SFAS 149, respectively, on the derivatives entered into by NG Energy.

Unbilled Revenues - Unbilled revenues are primarily associated with Alliant Energy's utility operations. Energy sales to individual customers are based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated and the corresponding estimated unbilled revenue is recorded. The unbilled revenue estimate is based on daily system demand volumes, estimated customer usage by class, weather impacts, line losses and the most recent customer rates. Such process involves the use of various estimates, thus significant changes in the estimates could have a material impact on Alliant Energy's results of operations.

Accounting for Pensions and Other Postretirement Benefits - Alliant Energy accounts for pensions and other postretirement benefits under SFAS 87, "Employers' Accounting for Pensions" and SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," respectively. Under these rules, certain assumptions are made which represent significant estimates. There are many factors involved in determining an entity's pension and other postretirement liabilities and costs each period including assumptions regarding employee demographics (including age, life expectancies, and compensation levels), discount rates, assumed rate of returns and funding. Changes made to the plan provisions may also impact current and future pension and other postretirement costs. Alliant Energy's assumptions are supported by historical data and reasonable projections and are reviewed annually with an outside actuary firm and an investment consulting firm. As of Dec. 31, 2003, Alliant Energy was using a 6% discount rate to calculate benefit obligations and a 9% annual rate of return on investments. In selecting an assumed discount rate, Alliant Energy reviews various corporate Aa bond indices. The 9% annual rate of return is consistent with Alliant Energy's historical returns and is based on projected long-term equity and bond returns, maturities and asset allocations. A 100 basis point change in the discount rate would result in approximate changes of $102 million and $23 million in Alliant Energy's pension and other postretirement benefit obligations and $7 million and $2 million in expense, respectively. A 100 basis point change in the rate of return would result in an approximate change of $5 million and $1 million in pension and other postretirement benefit expense, respectively. Refer to Note 6(a) of the "Notes to Consolidated Financial Statements" for discussion of the impact of a change in the medical trend rates.

Income Taxes - Alliant Energy accounts for income taxes under SFAS 109, "Accounting for Income Taxes." Under these rules, certain assumptions are made which represent significant estimates. There are many factors involved in determining an entity's income tax assets, liabilities, benefits and expense each period. These factors include assumptions regarding Alliant Energy's future taxable income and its ability to utilize tax credits and loss carryovers as well as the impacts from the completion of audits of the tax treatment of certain transactions. Alliant Energy's assumptions are supported by historical data and reasonable projections and are reviewed quarterly by management. Significant changes in these assumptions could have a material impact on Alliant Energy's financial condition and results of operations. Refer to Note 5 of the "Notes to Consolidated Financial Statements" for further discussion.

Other Future Considerations - In addition to items discussed earlier in MD&A, the following items could impact Alliant Energy's future financial condition or results of operations:

Exchangeable Senior Notes - At Dec. 31, 2003, the carrying amount of the debt component of Resources' exchangeable senior notes was $37.9 million, consisting of the par value of $402.5 million, less unamortized debt discount of $364.6 million. The terms of the exchangeable senior notes required Resources to pay interest on the par value of the notes at 7.25% from February 2000 to February 2003, and at 2.5% thereafter until maturity in February 2030. As explained in Note 10(a) of the "Notes to Consolidated Financial Statements," Resources accounted for the net proceeds from the issuance of the notes as two separate components, a debt component and an embedded derivative component. In accordance with SFAS 133, Alliant Energy determined the initial carrying value of the debt component by subtracting the fair value of the derivative component from the net proceeds realized from the issuance of the exchangeable senior notes. This resulted in a very low initial carrying amount of the debt component which results in the recording of interest expense at an effective rate of 26.8% of the carrying amount of the debt component. For 2003, interest expense on the notes was $10.2 million. Interest payments in excess of interest expense are recorded as a reduction of the carrying amount of the debt component. As a result of the higher interest payments for the first three years, the carrying amount of the debt component declined until it reached $37.8 million in February 2003, and then gradually increases over the next 27 years to the ultimate repayment amount of $402.5 million in 2030. Interest expense on the debt component of the notes will be $10.2 million in 2004, 2005 and 2006.

The interest deductions Alliant Energy has taken on its federal tax returns related to Resources' exchangeable notes are currently under audit by the IRS. Alliant Energy believes these interest deductions comply with the Internal Revenue Code, however, if Alliant Energy receives an adverse ruling related to these interest deductions it could have a material impact on its results of operations.

Brazil - In the fourth quarter of 2003, the Brazilian electric utility companies Alliant Energy holds unconsolidated investments in completed the restructuring of approximately $245 million, as converted from local currency to U.S. dollars, of short- and long-term debt into new long-term debentures and commercial loans. The Brazilian electric utility companies have also arranged for the restructuring of the approximately $40 million loan for the joint venture gas-fired generating facility (Juiz de Fora) in which Alliant Energy holds a 50% direct ownership interest. Alliant Energy does not expect these debt restructurings will have a material impact on its 2004 earnings as the primary changes relate to extending the debt repayment dates. However, interest rates in general have been declining in Brazil, which would have a favorable impact on the comparison of Alliant Energy's 2004 and 2003 earnings, should the average 2004 rates remain lower than the average 2003 rates.

To complete earlier plans, the Juiz de Fora facility is scheduled for a 20-MW expansion from a single cycle to a combined cycle facility at an estimated cost of $24 million. If the Juiz de Fora combined cycle construction is not completed as anticipated, the future performance obligations of this generation asset might be significantly adversely affected. In such an event, Alliant Energy is not required to invest any additional capital in Brazil, however, it could lead to material asset valuation charges with respect to Alliant Energy's investment in the Juiz de Fora facility.

Alliant Energy continues to closely monitor the financial performance of its Brazilian investments. While such performance improved significantly in 2003, and Alliant Energy expects continued improvements in 2004, Alliant Energy believes more can be done to hasten the rate of improvement - particularly in regard to controlling costs and reduction of debt - and this has been a source of dispute with its Brazilian partners. Alliant Energy believes the potential of the Brazilian market is significant and it is discussing with its Brazilian partners various alternatives in order to strengthen and secure its investments in this market. Alliant Energy continues its ongoing review of options related to its Brazilian investments. Alliant Energy cannot currently predict the ultimate outcome of these reviews and discussions.

Synfuel - In June 2003, the IRS announced it was reviewing the scientific validity of test procedures and results used by companies claiming tax credits for producing synthetic fuels from coal and may withdraw such credits for operations that fail to meet federal standards which require, among other things, a significant chemical change to occur in the process. In October 2003, the IRS stated this review was complete and that the test procedures and results used by taxpayers for chemical change are scientifically valid if the procedures are applied in a consistent and unbiased manner. Since the second quarter of 2002, Alliant Energy has been an investor in a synthetic fuel facility and continued to record these tax credits as of Dec. 31, 2003. Currently, the IRS is auditing this facility to determine if its procedures are applied in a consistent and unbiased manner. Alliant Energy expects the audit to be completed in 2004 and cannot predict its outcome. The synthetic fuel facility Alliant Energy partially owns previously received a private letter ruling from the IRS, which states that based on the facts submitted, a significant chemical change was achieved in its process. Alliant Energy has recognized tax credits for producing synthetic fuels of $23 million and $15 million for 2003 and 2002, respectively, and expects to recognize approximately $23 million of additional credits in 2004.

REPORT ON THE FINANCIAL INFORMATION

Alliant Energy Corporation management is responsible for the information and representations contained in the financial statements and in other sections of this Annual Report. The consolidated financial statements that follow have been prepared in accordance with accounting principles generally accepted in the United States of America. In addition to selecting appropriate accounting principles, management is responsible for the manner of presentation and for the reliability of the financial information. In fulfilling that responsibility, it is necessary for management to make estimates based on currently available information and judgments of current conditions and circumstances.

Through a well-developed system of internal controls, management seeks to ensure the integrity and objectivity of the financial information presented in this report. This system of internal controls is designed to provide reasonable assurance that the assets of the company are safeguarded and that the transactions are executed according to management's authorizations and are recorded in accordance with the appropriate accounting principles.

The Board of Directors participates in the financial information reporting process through its Audit Committee.

Erroll B. Davis, Jr.
Chairman and Chief Executive Officer

Eliot G. Protsch
Senior Executive Vice President and Chief Financial Officer

John E. Kratchmer
Vice President-Controller and Chief Accounting Officer

March 3, 2004

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareowners of Alliant Energy Corporation:

We have audited the accompanying consolidated balance sheets and statements of capitalization of Alliant Energy Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and changes in common equity for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 18 to the consolidated financial statements, on January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations."

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
March 3, 2004

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,		
	2003	2002	2001
	(in thousands, except per share amounts)		
Operating revenues:			
Domestic utility:			
Electric	**$1,917,068**	$1,752,534	$1,756,556
Gas	**566,926**	393,986	487,877
Other	**104,194**	85,415	101,894
Non-regulated	**539,999**	254,655	287,903
	3,128,187	2,486,590	2,634,230
Operating expenses:			
Domestic utility:			
Electric production fuel and purchased power	**730,594**	651,813	695,168
Cost of gas sold	**396,102**	248,994	360,911
Other operation and maintenance	**701,784**	623,240	586,550
Non-regulated operation and maintenance	**493,457**	223,389	259,021
Depreciation and amortization	**305,074**	282,098	294,339
Taxes other than income taxes	**89,442**	103,865	102,136
	2,716,453	2,133,399	2,298,125
Operating income	**411,734**	353,191	336,105
Interest expense and other:			
Interest expense	**207,150**	182,741	182,008
Loss on early extinguishment of debt	**16,864**	-	-
Equity (income) loss from unconsolidated investments	**(19,121)**	12,825	(18,799)
Allowance for funds used during construction	**(20,719)**	(7,696)	(11,144)
Preferred dividend requirements of subsidiaries	**16,891**	6,172	6,720
Impairment of available-for-sale securities of McLeodUSA Inc.	**-**	27,218	-
Miscellaneous, net	**(20,859)**	2,074	(2,662)
	180,206	223,334	156,123
Income from continuing operations before income taxes	**231,528**	129,857	179,982
Income taxes	**71,827**	42,401	51,823
Income from continuing operations	**159,701**	87,456	128,159
Income from discontinued operations, net of tax (Note 16)	**29,825**	19,425	57,071
Income before cumulative effect of changes in accounting principles	**189,526**	106,881	185,230
Cumulative effect of changes in accounting principles, net of tax	**(5,983)**	-	(12,868)
Net income	**$183,543**	$106,881	$172,362
Average number of common shares outstanding (basic)	**101,366**	90,897	80,498
Average number of common shares outstanding (diluted)	**101,544**	90,959	80,636
Earnings per average common share (basic and diluted):			
Income from continuing operations	**$1.57**	$0.97	$1.59
Income from discontinued operations	**0.30**	0.21	0.71
Cumulative effect of changes in accounting principles	**(0.06)**	-	(0.16)
Net income	**$1.81**	$1.18	$2.14
Dividends declared per common share	**$1.00**	$2.00	$2.00

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2003	2002
	(in thousands)	
Property, plant and equipment:		
Domestic utility:		
Electric plant in service	**$5,707,478**	$5,295,381
Gas plant in service	**646,439**	613,122
Other plant in service	**538,340**	530,456
Accumulated depreciation	**(2,985,285)**	(2,791,891)
Net plant	**3,906,972**	3,647,068
Construction work in progress:		
Emery generating facility	**304,332**	10,651
Other	**152,684**	252,445
Other, less accumulated depreciation (accum. depr.) of $3,242 and $2,952	**68,611**	68,340
Total domestic utility	**4,432,599**	3,978,504
Non-regulated and other:		
Non-regulated Generation, less accum. depr. of $3,380 and $73	**204,480**	156,699
International, less accum. depr. of $33,708 and $20,737	**198,875**	171,179
Integrated Services, less accum. depr. of $32,903 and $31,021	**60,617**	73,983
Other Investments, less accum. depr. of $26,179 and $24,108	**53,819**	54,303
Corporate Services and other, less accum. depr. of $25,283 and $9,427	**68,415**	75,282
Total non-regulated and other	**586,206**	531,446
	5,018,805	4,509,950
Current assets:		
Cash and temporary cash investments	**242,281**	62,859
Restricted cash	**11,418**	9,610
Accounts receivable:		
Customer, less allowance for doubtful accounts of $5,522 and $4,364	**80,664**	69,413
Unbilled utility revenues	**83,385**	50,624
Other, less allowance for doubtful accounts of $786 and $845	**94,733**	60,107
Income tax refunds receivable	**20,878**	97,469
Production fuel, at average cost	**54,148**	63,126
Materials and supplies, at average cost	**60,518**	58,603
Gas stored underground, at average cost	**90,964**	62,797
Regulatory assets	**61,777**	46,076
Assets of discontinued operations (Note 16)	**-**	969,291
Other	**82,137**	105,487
	882,903	1,655,462
Investments:		
Investments in unconsolidated foreign entities	**481,525**	373,816
Nuclear decommissioning trust funds	**381,524**	344,892
Investment in ATC and other	**260,511**	217,992
	1,123,560	936,700
Other assets:		
Regulatory assets	**339,261**	302,365
Deferred charges and other	**410,917**	409,607
	750,178	711,972
Total assets	**$7,775,446**	$7,814,084

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS (Continued)

CAPITALIZATION AND LIABILITIES	December 31, 2003	2002
	(in thousands, except share amounts)	
Capitalization (See Consolidated Statements of Capitalization):		
Common stock - $0.01 par value - authorized 200,000,000 shares; outstanding 110,962,910 and 92,304,220 shares	**$1,110**	$923
Additional paid-in capital	**1,643,572**	1,293,919
Retained earnings	**840,417**	758,187
Accumulated other comprehensive loss	**(106,415)**	(209,943)
Shares in deferred compensation trust - 264,673 and 239,467 shares at an average cost of $27.84 and $28.80 per share	**(7,370)**	(6,896)
Total common equity	**2,371,314**	1,836,190
Cumulative preferred stock of subsidiaries, net	**243,803**	205,063
Long-term debt, net (excluding current portion)	**2,123,298**	2,609,803
	4,738,415	4,651,056
Current liabilities:		
Current maturities and sinking funds	**69,281**	46,591
Variable rate demand bonds	**55,100**	55,100
Commercial paper	**107,500**	195,500
Other short-term borrowings	**21,495**	113,721
Accounts payable	**309,816**	282,855
Accrued interest	**43,962**	34,819
Accrued taxes	**70,835**	105,521
Liabilities of discontinued operations (Note 16)	**-**	138,251
Other	**176,120**	149,952
	854,109	1,122,310
Other long-term liabilities and deferred credits:		
Accumulated deferred income taxes	**702,648**	661,798
Accumulated deferred investment tax credits	**49,085**	54,375
Regulatory liabilities	**632,230**	94,300
Asset retirement obligations (Note 18)	**345,680**	-
Pension and other benefit obligations	**188,324**	181,010
Cost of removal obligations	**-**	781,516
Other	**212,413**	224,294
	2,130,380	1,997,293
Minority interest	**52,542**	43,425
Commitments and contingencies (Note 11)		
Total capitalization and liabilities	**$7,775,446**	$7,814,084

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2003	2002	2001
		(in thousands)	
Cash flows from operating activities:			
Net income	**$183,543**	$106,881	$172,362
Adjustments to reconcile net income to net cash flows from operating activities:			
Income from discontinued operations, net of tax	**(29,825)**	(19,425)	(57,071)
Depreciation and amortization	**305,074**	282,098	294,339
Other amortizations	**73,716**	51,567	52,724
Deferred tax expense (benefit) and investment tax credits	**59,133**	13,192	(19,937)
Equity (income) loss from unconsolidated investments, net	**(19,121)**	12,825	(18,799)
Distributions from equity method investments	**24,252**	21,671	16,961
Non-cash valuation charges	**11,035**	59,463	33,706
Cumulative effect of changes in accounting principles, net of tax	**5,983**	-	12,868
Other	**(12,821)**	(8,473)	(4,693)
Other changes in assets and liabilities:			
Accounts receivable	**(52,638)**	(16,576)	64,567
Sale of utility accounts receivable	**(26,000)**	24,000	24,000
Gas stored underground	**(28,167)**	(5,683)	(15,755)
Accounts payable	**(16,415)**	37,997	(55,872)
Accrued taxes	**(34,686)**	18,764	11,392
Other	**(23,073)**	(22,963)	(77,446)
Net cash flows from operating activities	**419,990**	555,338	433,346
Cash flows from financing activities:			
Common stock dividends	**(101,313)**	(180,987)	(158,231)
Proceeds from issuance of common stock	**345,606**	56,066	288,553
Proceeds from issuance of preferred stock of subsidiary	**38,738**	144,602	-
Redemption of preferred stock of subsidiary	-	(56,389)	-
Net change in Resources' credit facility	-	(383,610)	63,110
Proceeds from issuance of other long-term debt	**338,623**	300,023	513,530
Reductions in other long-term debt	**(367,783)**	(20,818)	(145,359)
Net change in commercial paper and other short-term borrowings	**(180,226)**	200,145	(320,449)
Net change in loans with discontinued operations	**(10,574)**	37,467	(49,006)
Other	**(28,991)**	(24,262)	(31,073)
Net cash flows from financing activities	**34,080**	72,237	161,075
Cash flows used for investing activities:			
Construction and acquisition expenditures:			
Domestic utility business	**(580,808)**	(405,761)	(340,789)
Non-regulated businesses	**(248,517)**	(218,242)	(332,183)
Corporate Services and other	**(9,568)**	(32,749)	(40,019)
Nuclear decommissioning trust funds	**(14,091)**	(22,923)	(22,100)
Proceeds from asset sales	**523,045**	27,643	107,934
Other	**55,291**	19,430	(27,404)
Net cash flows used for investing activities	**(274,648)**	(632,602)	(654,561)
Net increase (decrease) in cash and temporary cash investments	**179,422**	(5,027)	(60,140)
Cash and temporary cash investments at beginning of period	**62,859**	67,886	128,026
Cash and temporary cash investments at end of period	**$242,281**	$62,859	$67,886
Supplemental cash flows information:			
Cash paid during the period for:			
Interest	**$198,582**	$184,135	$180,351
Income taxes, net of refunds	**$17,488**	$30,649	$70,895
Noncash investing and financing activities:			
Debt repaid directly by buyer in the sale of Australian business	**$127,595**	$-	$-
Debt assumed by buyer of affordable housing business	**$87,986**	$-	$-
Capital lease obligations incurred and other	**$14,801**	$19,101	$19,967

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION

	December 31, 2003	December 31, 2002
	(in thousands)	
Common equity (See Consolidated Balance Sheets)	**$2,371,314**	$1,836,190
Cumulative preferred stock of subsidiaries, net (Note 7(b))	**243,803**	205,063
Long-term debt:		
Domestic utility:		
First Mortgage Bonds:		
7.75%, due 2004	**62,000**	62,000
1.73% variable rate at Dec. 31, 2003 to 7.6% fixed rate, due 2005	**88,000**	88,000
8% at Dec. 31, 2003, due 2007, partially retired in 2003	**25,000**	52,450
1.37% variable rate at Dec. 31, 2003, due 2014	**8,500**	8,500
1.29% to 1.73% variable rate at Dec. 31, 2003, due 2015	**30,600**	30,600
7-5/8%, retired in 2003	**-**	94,000
8.6%, retired in 2003	**-**	70,000
8-5/8%, retired in 2003	**-**	20,000
	214,100	425,550
Collateral Trust Bonds:		
7.25%, due 2006	**60,000**	60,000
6-7/8%, due 2007	**55,000**	55,000
6%, due 2008	**50,000**	50,000
5.5% to 7%, due 2023	**69,400**	69,400
	234,400	234,400
Pollution Control Revenue Bonds:		
2.5% to 4.2% through 2004, due 2005 to 2023	**25,900**	25,900
6.25% to 6.35%, due 2009 to 2012, partially retired in 2003	**12,250**	14,930
2.4% variable rate at Dec. 31, 2003, due 2010, partially retired in 2003	**7,700**	10,100
	45,850	50,930
Other long-term debt:		
Debentures, 7%, due 2007	**105,000**	105,000
Debentures, 5.7%, due 2008	**60,000**	60,000
Senior debentures, 6-5/8%, due 2009	**135,000**	135,000
Debentures, 7-5/8%, due 2010	**100,000**	100,000
Senior debentures, 6-3/4%, due 2011	**200,000**	200,000
Senior debentures, 5.875%, due 2018	**100,000**	-
Senior debentures, 6.45%, due 2033	**100,000**	-
Subordinated deferrable interest debentures, 7-7/8%, retired in 2003	**-**	50,000
Total domestic utility	**1,294,350**	1,360,880
Non-regulated and other:		
Senior notes, 4.55%, due 2008	**75,000**	-
Senior notes, 7.375%, due 2009, partially retired in 2003	**210,955**	250,000
Alliant Energy Neenah, LLC credit facility,2.69% at Dec. 31, 2003, due 2010	**55,139**	-
Senior notes, 7%, due 2011, partially retired in 2003	**282,500**	300,000
Senior notes, 9.75%, due 2013, partially retired in 2003	**285,000**	300,000
Exchangeable senior notes, 2.5%, due 2030	**402,500**	402,500
Senior notes, 8.59%, retired in 2003	**-**	24,000
WPC credit facility, 3.63% at Dec. 31, 2002 (a)	**-**	185,000
Multifamily housing revenue bonds, 1.75% variable rate to 7.55% at Dec. 31, 2002 (b)	**-**	38,830
Other, 1% to 6.70%, due 2004 to 2010 (c)	**14,943**	223,841
Total non-regulated and other	**1,326,037**	1,724,171
	2,620,387	3,085,051
Less:		
Current maturities	**(69,281)**	(46,591)
Variable rate demand bonds	**(55,100)**	(55,100)
Unamortized debt discount, net	**(372,708)**	(373,557)
Total long-term debt, net (excluding current portion)	**2,123,298**	2,609,803
Total capitalization	**$4,738,415**	$4,651,056

(a) Not included on Alliant Energy's Consolidated Balance Sheet at Dec. 31, 2003 as a result of the WPC IPO.
(b) Balance at Dec. 31, 2002 was assumed by buyer of affordable housing business in 2003.
(c) Balance at Dec. 31, 2002 includes debt repaid directly by buyer in the sale of Australian business and debt assumed by buyer of affordable housing business.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN COMMON EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Shares in Deferred Compensation Trust	Total Common Equity
			(in thousands)			
2001:						
Beginning balance (a)	$790	$947,504	$818,162	$271,867	($851)	$2,037,472
Net income			172,362			172,362
Unrealized holding losses on securities, net of tax of ($240,579)				(343,285)		(343,285)
Less: reclassification adjustment for gains included in net income, net of tax of $--				259		259
Net unrealized losses on securities				(343,544)		(343,544)
Foreign currency translation adjustments				(66,830)		(66,830)
Minimum pension liability adjustments, net of tax of ($11,022)				(16,378)		(16,378)
Unrealized holding losses on derivatives, net of tax of ($1,569)				(1,003)		(1,003)
Less: reclassification adjustment for losses included in net income, net of tax of ($2,078)				(3,454)		(3,454)
Net unrealized gains on qualifying derivatives				2,451		2,451
Total comprehensive loss						(251,939)
Common stock dividends			(158,231)			(158,231)
Common stock issued	107	292,289			(1,357)	291,039
Ending balance	897	1,239,793	832,293	(152,434)	(2,208)	1,918,341
2002:						
Net income			106,881			106,881
Unrealized holding losses on securities, net of tax of ($8,544)				(11,069)		(11,069)
Less: reclassification adjustment for losses included in net income, net of tax of ($14,393)				(23,146)		(23,146)
Net unrealized gains on securities				12,077		12,077
Foreign currency translation adjustments, net of tax				(37,785)		(37,785)
Minimum pension liability adjustments, net of tax of ($18,874)				(27,226)		(27,226)
Unrealized holding losses on derivatives, net of tax of ($2,765)				(2,671)		(2,671)
Less: reclassification adjustment for gains included in net income, net of tax of $1,658				1,904		1,904
Net unrealized losses on qualifying derivatives				(4,575)		(4,575)
Total comprehensive income						49,372
Common stock dividends			(180,987)			(180,987)
Common stock issued	26	58,338			(4,688)	53,676
Redemption of preferred stock of subsidiary		(4,212)				(4,212)
Ending balance	923	1,293,919	758,187	(209,943)	(6,896)	1,836,190
2003:						
Net income			**183,543**			**183,543**
Unrealized holding gains on securities, net of tax of $6,467				**11,203**		**11,203**
Less: reclassification adjustment for gains included in net income, net of tax of $1,420				**2,408**		**2,408**
Net unrealized gains on securities				**8,795**		**8,795**
Foreign currency translation adjustments, net of tax				**83,646**		**83,646**
Minimum pension liability adjustments, net of tax of $4,279				**6,291**		**6,291**
Unrealized holding losses on derivatives, net of tax of ($886)				**(1,655)**		**(1,655)**
Less: reclassification adjustment for losses included in net income, net of tax of ($3,802)				**(6,451)**		**(6,451)**
Net unrealized gains on qualifying derivatives				**4,796**		**4,796**
Total comprehensive income						**287,071**
Common stock dividends			**(101,313)**			**(101,313)**
Common stock issued	**187**	**349,653**			**(474)**	**349,366**
Ending balance	**$1,110**	**$1,643,572**	**$840,417**	**($106,415)**	**($7,370)**	**$2,371,314**

(a) Accumulated other comprehensive income (loss) at January 1, 2001 consisted of $335,523 of net unrealized gains on securities, ($59,978) of foreign currency translation adjustments and ($3,678) of net unrealized losses on qualifying derivatives.

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) General - The consolidated financial statements include the accounts of Alliant Energy and its consolidated subsidiaries. Alliant Energy is an investor-owned public utility holding company, whose primary subsidiaries are IP&L, WP&L, Resources and Corporate Services. IP&L and WP&L are utility subsidiaries that are engaged principally in the generation, transmission (IP&L only), distribution and sale of electric energy; and the purchase, distribution, transportation and sale of natural gas in Iowa, Wisconsin, Minnesota and Illinois. Resources (through its numerous direct and indirect subsidiaries) is comprised of four primary business platforms: Non-regulated Generation, International, Integrated Services and Other Investments. Non-regulated Generation owns a 309-MW, non-regulated, tolled, natural gas-fired power plant in Neenah, Wisconsin and intends to support the development, financing and construction of generation to meet the needs of Alliant Energy's domestic utility business. International holds interests in various businesses to develop energy generation, delivery and infrastructure in growing international markets, including Brazil, China and New Zealand. Integrated Services provides a wide range of energy and environmental services for commercial, industrial, institutional, educational and governmental customers. Other Investments includes ownership of transportation companies, an equity interest in a synthetic fuel processing facility, Alliant Energy's loan receivable from a Mexican development company and related utility operations and various other investments. Corporate Services is the subsidiary formed to provide administrative services to Alliant Energy and its subsidiaries as required under PUHCA.

At Dec. 31, 2002, the assets and liabilities of Alliant Energy's oil and gas (WPC), Australian (including Southern Hydro Partnership (Southern Hydro)), affordable housing and SmartEnergy businesses were classified as held for sale. In 2003, Alliant Energy completed the sale of the Australian, affordable housing and SmartEnergy businesses, as well as the sale of over 94% of the WPC stock. The operating results for these non-regulated businesses for all periods presented have been separately classified and reported as discontinued operations in the Consolidated Financial Statements and Notes to Consolidated Financial Statements. Refer to Note 16 for additional information.

The consolidated financial statements reflect investments in controlled subsidiaries on a consolidated basis. FIN 46, issued by the FASB in January 2003, requires consolidation where there is a controlling financial interest in a variable interest entity or where the variable interest entity does not have sufficient equity risk to finance its activities without additional subordinated financial support from other parties. All significant intercompany balances and transactions, other than certain energy-related transactions affecting the utility subsidiaries, have been eliminated from the consolidated financial statements. Such energy-related transactions not eliminated are made at prices that approximate market value and the associated costs are recoverable from customers through the rate making process. The consolidated financial statements are prepared in conformity with GAAP, which give recognition to the rate making and accounting practices of FERC and state commissions having regulatory jurisdiction. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect: a) the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements; and b) the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts have been reclassified on a basis consistent with the current year presentation. The most significant reclassifications relate to the reporting of accumulated costs of removal which are non-legal retirement obligations and accumulated decommissioning costs accrued prior to January 1, 2003. Previously, these costs were included as components of "Accumulated Depreciation" but in accordance with recent SEC guidance are now shown in "Cost of removal obligations" on the Consolidated Balance Sheet at Dec. 31, 2002.

Unconsolidated investments for which Alliant Energy does not control, but does have the ability to exercise significant influence over operating and financial policies (generally, 20% to 50% voting interest), are accounted for under the equity method of accounting. These investments are stated at acquisition cost, increased or decreased for Alliant Energy's equity in net income or loss, which is included in "Equity (income) loss from unconsolidated investments" in the Consolidated Statements of Income and decreased for any dividends received. These investments are also increased or decreased for Alliant Energy's proportionate share of the investee's other comprehensive income (loss), which is included in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets. Investments that do not meet the criteria for consolidation or the equity method of accounting are accounted for under the cost method.

(b) Regulation - Alliant Energy is a registered public utility holding company subject to regulation by the SEC under PUHCA. The utility subsidiaries are subject to regulation under PUHCA, FERC and their respective state regulatory commissions.

(c) Regulatory Assets and Liabilities - Alliant Energy is subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation," which provides that rate-regulated public utilities record certain costs and credits allowed in the rate making process in different periods than for non-regulated entities. These are deferred as regulatory assets or accrued as regulatory liabilities and are recognized in the Consolidated Statements of Income at the time they are reflected in rates. As of Dec. 31, 2003 and 2002, IP&L had $24 million and $7 million and WP&L had $7 million and $6 million of regulatory assets that were not earning returns, respectively. At Dec. 31, 2003 and 2002, regulatory assets and liabilities were comprised of the following items (in millions):

	Regulatory Assets		Regulatory Liabilities	
	2003	2002	**2003**	2002
Tax-related (Note 1(d))	**$187.2**	$177.6	**$92.0**	$83.8
Environmental-related (Note 11(e))	**58.6**	64.9	**5.2**	5.1
Energy efficiency program costs	**36.8**	46.7	**--**	--
Asset retirement obligations (Note 18)	**28.8**	--	**--**	--
Cost of removal obligations	**--**	--	**535.8**	--
Other	**89.6**	59.2	**16.9**	22.3
	$401.0	$348.4	**$649.9**	$111.2

Alliant Energy believes it is probable that any differences between expenses for legal AROs calculated under SFAS 143 and expenses recovered currently in rates will be recoverable in future rates, and is deferring the difference of $28.8 million as a regulatory asset. Alliant Energy also collects in rates future removal costs for many assets that do not have an associated legal ARO. Alliant Energy records a liability for the estimated amounts it has collected in rates for these future removal costs less amounts spent on removal activities. At Dec. 31, 2003 and 2002, non-legal removal obligations of $535.8 million and $497.1 million were recorded in "Regulatory liabilities" and "Cost of removal obligations," respectively, on the Consolidated Balance Sheets.

If a portion of the utility subsidiaries' operations becomes no longer subject to the provisions of SFAS 71 as a result of competitive restructuring or otherwise, a write-down of related regulatory assets would be required, unless some form of transition cost recovery is established by the appropriate regulatory body that would meet the requirements under GAAP for continued accounting as regulatory assets during such recovery period. In addition, each utility subsidiary would be required to determine any impairment of other assets and write-down such assets to their fair value.

(d) Income Taxes - Alliant Energy is subject to the provisions of SFAS 109, "Accounting for Income Taxes," and follows the liability method of accounting for deferred income taxes, which requires the establishment of deferred tax assets and liabilities, as appropriate, for temporary differences between the tax basis of assets and liabilities and the amounts reported in the consolidated financial statements. Deferred taxes are recorded using currently enacted tax rates.

Except as noted below, income tax expense includes provisions for deferred taxes to reflect the tax effects of temporary differences between the time when certain costs are recorded in the accounts and when they are deducted for tax return purposes. As temporary differences reverse, the related accumulated deferred income taxes are reversed to income. Investment tax credits have been deferred and are subsequently credited to income over the average lives of the related property. Other tax credits reduce income tax expense in the year claimed and are generally related to nonconventional fuel and research and development.

Consistent with Iowa rate making practices for IP&L, deferred tax expense is not recorded for certain temporary differences (primarily related to utility property, plant and equipment) because rates are reduced for the current tax benefits. As the deferred taxes become payable (over periods exceeding 30 years for some generating plant differences) they are recovered through rates. Accordingly, IP&L has recorded deferred tax liabilities and regulatory assets for certain temporary differences, as identified in Note 1(c). In Wisconsin, the PSCW has allowed rate recovery of deferred taxes on all temporary differences since August 1991. WP&L established a regulatory asset associated with those temporary differences occurring prior to August 1991 that will be recovered in future rates through 2007.

(e) Common Shares Outstanding - A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per share calculation was as follows:

Weighted average common shares outstanding:	**2003**	2002	2001
Basic earnings per share calculation	**101,365,877**	90,896,885	80,497,823
Effect of dilutive securities	**178,510**	62,177	138,006
Diluted earnings per share calculation	**101,544,387**	90,959,062	80,635,829

In 2003, 2002 and 2001, 3,799,938, 3,338,978, and 1,501,854 options, respectively, to purchase shares of common stock, with average exercise prices of $28.68, $29.67, and $31.08, respectively, were excluded from the calculation of diluted earnings per share as the exercise prices were greater than the average market price.

(f) Temporary Cash Investments and Restricted Cash - Temporary cash investments are stated at cost, which approximates market value, and are considered cash equivalents for the Consolidated Balance Sheets and the Consolidated Statements of Cash Flows. These investments consist of short-term liquid investments that have maturities of less than 90 days. Alliant Energy's short-term restricted cash at Dec. 31, 2003 and 2002 primarily related to borrowing requirements for various power plants in China. At Dec. 31, 2003, Alliant Energy also had $6.7 million of long-term restricted cash related to borrowing requirements for the acquisition and maintenance of Resources' 309-MW, non-regulated, tolled, natural gas-fired power plant in Neenah, Wisconsin, which was acquired in 2003.

(g) Property, Plant and Equipment - Domestic utility plant (other than acquisition adjustments) is recorded at original cost, which includes overhead, administrative costs and AFUDC. At Dec. 31, 2003 and 2002, IP&L had $20.8 million and $22.0 million, respectively, of acquisition adjustments, net of accumulated amortization, included in utility plant ($4.6 million and $4.9 million, respectively, of such balances are currently being recovered in IP&L's rates). The aggregate AFUDC recovery rates, computed in accordance with the prescribed regulatory formula, were as follows:

	2003	2002	2001
IP&L	**7.9%**	6.9%	7.7%
WP&L	**9.5%**	2.6%	7.9%

IP&L and WP&L use a combination of remaining life, straight-line and sum-of-the-years-digits depreciation methods as approved by their respective regulatory commissions. The remaining life of the Duane Arnold Energy Center (DAEC), of which IP&L is a co-owner, is based on the Nuclear Regulatory Commission (NRC) license end-of-life of 2014. The remaining depreciable life of Kewaunee, of which WP&L is a co-owner, is based on the PSCW approved revised end-of-life of 2010. Depreciation expense related to the decommissioning of DAEC and Kewaunee is discussed in Note 11(f). The average rates of depreciation for electric and gas properties, consistent with current rate making practices, were as follows:

	IP&L			WP&L		
	2003	2002	2001	**2003**	2002	2001
Electric	**3.3%**	3.4%	3.5%	**3.7%**	3.6%	3.7%
Gas	**2.7%**	2.9%	3.6%	**4.0%**	4.1%	4.1%

Nuclear fuel for DAEC is leased. Annual nuclear fuel lease expenses include the cost of fuel, based on the quantity of heat produced for electric generation, plus the lessor's interest costs related to fuel in the reactor and administrative expenses. Nuclear fuel for Kewaunee is recorded at its original cost and is amortized to expense based upon the quantity of heat produced for electric generation. This accumulated amortization assumes spent nuclear fuel will have no residual value. Estimated future disposal costs of such fuel are expensed based on kilowatt-hours (KWhs) generated. Refer to Note 3 for additional information on DAEC's nuclear fuel lease.

Non-regulated property, plant and equipment is recorded at cost. The majority of the non-regulated property, plant and equipment is depreciated using the straight-line method over periods ranging from 10 to 32 years. Upon retirement or sale of property and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in the Consolidated Statements of Income. Ordinary retirements of utility plant and salvage value are netted and charged to accumulated depreciation upon removal from utility plant accounts and no gain or loss is recognized. Removal costs reduce the regulatory liability previously established.

(h) Operating Revenues - Revenues from IP&L and WP&L are primarily from electric and natural gas sales and deliveries and are recorded under the accrual method of accounting and recognized upon delivery. Revenues from Alliant Energy's non-regulated businesses are primarily from the sale of energy or services and are recognized based on output delivered or services provided as specified under contract terms. Alliant Energy's non-regulated businesses also account for the revenues of certain contracts on the percentage of completion method. Alliant Energy accrues revenues for services rendered but unbilled at month-end. Revenues and expenses from non-regulated gas marketing contracts that are designated as trading are reported on a net basis in the Consolidated Statements of Income. Refer to Note 10(d) for discussion of energy-trading contracts. Certain of Alliant Energy's subsidiaries serve as collection agents for sales or various other taxes and record revenues on a net basis. The revenues do not include the collection of the aforementioned taxes.

(i) Domestic Utility Fuel Cost Recovery - IP&L's retail tariffs provide for subsequent adjustments to its electric and natural gas rates for changes in the cost of fuel, purchased energy and natural gas purchased for resale. Changes in the under/over collection of these costs are reflected in "Electric production fuel and purchased power" and "Cost of gas sold" in the Consolidated Statements of Income. The cumulative effects are reflected on the Consolidated Balance Sheets as a current regulatory asset or liability, pending automatic reflection in future billings to customers. At IP&L, purchased-power capacity costs are not recovered from electric customers through Energy Adjustment Clauses (EACs). Recovery of these costs must be addressed in base rates in a formal rate proceeding.

WP&L's retail electric rates are based on annual forecasted fuel and purchased-power costs. Under PSCW rules, WP&L can seek rate increases if it experiences an extraordinary increase in these costs or if the annual costs are more than 3% higher than the estimated costs used to establish rates. WP&L has a gas performance incentive which includes a sharing mechanism whereby 50% of all gains and losses relative to current commodity prices, as well as other benchmarks, are retained by WP&L, with the remainder refunded to or recovered from customers.

(j) Generating Facility Outages - The IUB allows IP&L to collect, as part of its base revenues, funds to offset other operation and maintenance expenditures incurred during refueling outages at DAEC. These costs include incremental internal labor costs, contractor labor and materials directly related to activities performed during the outage. As these revenues are collected, an equivalent amount is charged to other operation and maintenance expense with a corresponding credit to a reserve. During a refueling outage, the reserve is reversed to offset the refueling outage expenditures. Operating expenses incurred during refueling outages at Kewaunee are expensed by WP&L as incurred. The maintenance costs incurred during outages for Alliant Energy's various other generating facilities are also expensed as incurred. The timing of the DAEC and Kewaunee refueling outages during 2001-2003 and anticipated refueling outages for 2004-2006 are as follows:

	2001	2002	2003	2004	2005	2006
DAEC	Spring	None	Spring	None	Spring	None
Kewaunee	Fall	None	Spring	Fall	None	Spring

(k) Translation of Foreign Currency - Assets and liabilities of international investments, where the local currency is the functional currency, have been translated at year-end exchange rates and related income statement results have been translated using average exchange rates prevailing during the year. Adjustments resulting from translation, including gains and losses on intercompany foreign currency transactions which are long-term in nature, and which Alliant Energy does not intend to settle in the foreseeable future, have been recorded in "Accumulated other comprehensive loss" on the Consolidated Balance Sheets.

(l) Derivative Financial Instruments - Alliant Energy uses derivative financial instruments to hedge exposures to fluctuations in interest rates, certain commodity prices, certain currency rates and volatility in a portion of natural gas sales volumes due to weather. Alliant Energy also utilizes derivatives to mitigate the equity price volatility associated with certain investments in equity securities. Alliant Energy does not use such instruments for speculative purposes. The fair value of all derivatives are recorded as assets or liabilities on the Consolidated Balance Sheets and gains and losses related to derivatives that are designated as, and qualify as hedges, are recognized in earnings when the underlying hedged item or physical transaction is recognized in income. Gains and losses related to derivatives that do not qualify for, or are not designated in hedge relationships, are recognized in earnings immediately. A number of Alliant Energy's derivative transactions are in its domestic utility business and based on the fuel and natural gas cost recovery mechanisms in place, as well as other specific regulatory authorizations, changes in fair market values of such derivatives generally have no impact on Alliant Energy's results of operations. Alliant Energy has some commodity purchase and sales contracts that have been designated, and qualify for, the normal purchase and sale exception and based on this designation, these contracts are not accounted for as derivative instruments.

Alliant Energy is exposed to losses related to financial instruments in the event of counterparties' non-performance. Alliant Energy has established controls to determine and monitor the creditworthiness of counterparties in order to mitigate its exposure to counterparty credit risk. Alliant Energy is not aware of any material exposure to counterparty credit risk related to its derivative financial instruments. Refer to Note 10 for further discussion of Alliant Energy's derivative financial instruments.

(m) Accounting for Stock Options - At Dec. 31, 2003, Alliant Energy had two stock-based incentive compensation plans, which are described more fully in Note 6(b). Alliant Energy accounts for stock options issued under these plans under the recognition and measurement principles of Accounting Principles Board Opinion (APB) 25, "Accounting for Stock Issued to Employees." No stock-based compensation cost is reflected in net income in the Consolidated Statements of Income, as all options granted under those plans had an exercise price equal to the quoted market price of the underlying common stock on the date of grant. The effect on net income and EPS if Alliant Energy had applied the fair value recognition provisions of SFAS 123, "Accounting for Stock-Based Compensation," to the stock options issued under these plans was as follows (in thousands):

	2003	2002	2001
Net income, as reported	**$183,543**	$106,881	$172,362
Less: stock-based compensation expense, net of tax	**2,044**	2,541	2,446
Pro forma net income	**$181,499**	$104,340	$169,916
EPS (basic and diluted):			
As reported	**$1.81**	$1.18	$2.14
Pro forma	**$1.79**	$1.15	$2.11

(n) Pension Plan - For the defined benefit pension plan sponsored by Corporate Services, Alliant Energy allocates pension costs and contributions to IP&L, WP&L, Resources and the parent company based on labor costs of plan participants and any additional minimum pension liability based on each group's funded status.

(o) Asset Valuations - Long-lived assets, excluding goodwill and regulatory assets, are reviewed for possible impairment whenever events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Impairment is indicated if the carrying value of an asset exceeds its undiscounted future cash flows. An impairment charge is recognized equal to the amount the carrying value exceeds the asset's fair value. The fair value is determined by the use of quoted market prices, appraisals, or the use of other valuation techniques such as expected discounted future cash flows. The estimated fair value, less cost to sell assets held for sale, is compared each reporting period to their carrying values. Impairment charges are recorded for assets held for sale if the carrying value of such asset exceeds the estimated fair value less cost to sell.

Goodwill represents the excess of the purchase price over the fair value of the identifiable net tangible and intangible assets acquired in a business combination. In accordance with SFAS 142, goodwill is required to be evaluated for impairment at least annually and more frequently if indicators of impairment exist. If the fair value of a reporting unit is less than its carrying value, including goodwill, an impairment charge may be necessary. The fair value of reporting units is determined by utilizing a combination of market value indicators and expected discounted future cash flows. Refer to Note 14 for additional information.

If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the future anticipated cash flows from these investments to their carrying values. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value.

(p) Miscellaneous, net - The other (income) and deductions included in "Miscellaneous, net" in the Consolidated Statements of Income are as follows (in millions):

	2003	2002	2001
Interest income:			
From loans to discontinued operations	**($3.8)**	($16.9)	($10.0)
Other	**(14.0)**	(12.8)	(23.7)
Valuation charges/(income):			
Unconsolidated investments	**2.8**	18.8	--
McLeod trading securities (Note 10(a))	**(0.6)**	5.0	215.1
Derivative component of Resources' exchangeable senior notes (Note 10(a))	**--**	(0.4)	(181.6)
(Gains) losses on asset sales, net	**(5.8)**	0.1	(4.4)
Currency transaction (gains) losses, net	**(5.6)**	0.7	(0.4)
Minority interest of subsidiaries' net earnings	**4.8**	5.2	4.9
Other	**1.3**	2.4	(2.6)
	($20.9)	$2.1	($2.7)

(2) DOMESTIC UTILITY RATE MATTERS
In February 2004, WP&L received approval from the PSCW to refund $5.3 million to its natural gas customers as relates to its annual performance under the gas performance incentive. The PSCW has not yet audited the refund calculation, but agreed with WP&L's request to refund approximately 80% of the total refund amount at this time. This refund was completed in February 2004 and the remainder of the refund will be completed after the PSCW completes their audit and issues a ruling. At Dec. 31, 2003, WP&L had reserves for all amounts related to these refunds. Refer to Note 1(i) for further discussion of WP&L's fuel cost recovery.

(3) LEASES
IP&L has a capital lease covering its 70% undivided interest in nuclear fuel purchased for DAEC. Annual nuclear fuel lease expenses (included in "Electric production fuel and purchased power" in the Consolidated Statements of Income) for 2003, 2002 and 2001 were $12.7 million, $15.5 million and $14.1 million, respectively. Alliant Energy's operating lease rental expenses, which include certain purchased-power agreements, for 2003, 2002 and 2001 were $46.3 million, $44.5 million and $40.2 million, respectively. The purchased-power agreements total below includes $464 million and $69 million related to the Riverside and RockGen plants, respectively, in Wisconsin. Riverside is expected to be placed in-service in 2004. Alliant Energy continues to evaluate Riverside, RockGen and other tolling arrangements, renewable energy entities and any other non-special purpose entities, to determine if they require consolidation under the revised FIN 46 guidance issued by the FASB in December 2003. Alliant Energy will apply the provisions of the revised guidance as of March 31, 2004. The synthetic leases relate to the financing of the corporate headquarters, corporate aircraft, utility railcars and a utility radio dispatch system. These leases do not meet the consolidation requirements per FIN 46 and are not included on the Consolidated Balance Sheets. Alliant Energy has guaranteed the residual value of its synthetic leases totaling $75 million in the aggregate. The guarantees extend through the maturity of each respective underlying lease with remaining terms up to 12 years. Residual value guarantees have been included in the future minimum lease payments noted in the table below (in millions):

	2004	2005	2006	2007	2008	Thereafter	Total
Operating leases:							
Certain purchased-power agreements	$52.6	$69.5	$70.9	$72.2	$64.8	$235.0	$565.0
Synthetic leases	11.5	18.8	24.5	50.2	3.9	26.6	135.5
Other	17.7	14.5	11.1	9.2	8.2	64.9	125.6
Total operating leases	$81.8	$102.8	$106.5	$131.6	$76.9	$326.5	$826.1

	2004	2005	2006	2007	2008	There -after	Total	Less: amount repre-senting interest	Present value of net minimum capital lease payments	Gross assets under lease at 12-31-03
Capital leases:										
Nuclear fuel (IP&L)	$15.4	$12.0	$11.2	$5.6	$4.6	$1.1	$49.9	$5.2	$44.7	$75.5
Office building (IP&L)	1.5	1.5	28.8	--	--	--	31.8	3.8	28.0	15.7 (a)
Other	0.2	0.1	0.2	0.2	0.2	0.9	1.8	0.5	1.3	1.4
Total capital leases	$17.1	$13.6	$40.2	$5.8	$4.8	$2.0	$83.5	$9.5	$74.0	$92.6

(a) The difference between the gross assets under the lease and the present value of the net minimum capital lease payments relates to cash received by IP&L at the inception of the lease.

(4) SALES OF ACCOUNTS RECEIVABLE
Domestic utility customer accounts receivable, including unbilled revenues, arise primarily from electric and natural gas sales. At Dec. 31, 2003 and 2002, the utility subsidiaries were serving a diversified base of residential, commercial and industrial customers and did not have any significant concentrations of credit risk.

Alliant Energy's utility subsidiaries participate in a combined utility customer accounts receivable sale program whereby IP&L and WP&L may sell up to a combined maximum amount of $250 million of their respective accounts receivable to a third-party financial institution on a limited recourse basis through wholly-owned and consolidated special purpose entities. Corporate Services acts as a collection agent for the buyer and receives a fee for collection services. The agreement expires in April 2006 and is subject to annual renewal or renegotiation for a longer period thereafter. Under terms of the agreement, the third-party financial institution purchases the receivables initially for the face amount. On a monthly basis, this sales price is adjusted, resulting in payments to the third-party financial institution of an amount that varies based on interest rates and length of time the sold receivables remain outstanding. Collections on sold receivables are used to purchase additional receivables from the utility subsidiaries.

At Dec. 31, 2003 and 2002, Alliant Energy had sold $176 million and $202 million of receivables, respectively. In 2003, 2002 and 2001, Alliant Energy received $1.8 billion, $2.3 billion and $2.2 billion, respectively, in aggregate proceeds from the sale of accounts receivable. The utility subsidiaries use proceeds from the sale of accounts receivable and unbilled revenues to maintain flexibility in their capital structures, take advantage of favorable short-term rates and finance a portion of their long-term cash needs. Alliant Energy paid fees associated with these sales of $2.6 million, $4.2 million and $7.9 million in 2003, 2002 and 2001, respectively.

Alliant Energy and its utility subsidiaries account for the sale of accounts receivable to the third-party financial institution as sales under SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which do not require consolidation per the guidelines of FIN 46. Retained receivables are available to the third-party financial institution to pay any fees or expenses due it, and to absorb all credit losses incurred on any of the sold receivables. Resources also sells receivables in its Integrated Services business that allows financing without incurring additional debt.

(5) INCOME TAXES

The components of income taxes for Alliant Energy were as follows (in millions):

	2003	2002	2001
Current tax expense:			
Federal	**$19.2**	$21.7	$52.1
State	**12.7**	21.6	16.2
Deferred tax expense (benefit):			
Federal	**62.3**	20.8	(9.1)
State	**0.5**	(2.5)	(5.6)
Foreign tax expense	**8.2**	5.5	4.2
Research and development tax credits	**(1.1)**	(4.5)	--
Amortization of investment tax credits	**(5.1)**	(5.2)	(5.2)
Nonconventional fuel credits	**(23.1)**	(14.9)	(0.5)
Other tax credits	**(1.8)**	(0.1)	(0.3)
	$71.8	$42.4	$51.8

Included in "Cumulative effect of changes in accounting principles, net of tax" in the Consolidated Statements of Income for 2003 and 2001 were income tax benefits of $3.8 million and $5.5 million, respectively, related to the adoption of EITF Issue 02-3 and SFAS 143 by Alliant Energy on Jan. 1, 2003, and the adoption of SFAS 133 by an equity method foreign affiliate of Alliant Energy on Jan. 1, 2001, respectively. Refer to Note 16 for discussion of taxes associated with Alliant Energy's discontinued operations.

Alliant Energy's subsidiaries calculate income tax provisions using the separate return methodology. Separate return amounts are adjusted to reflect state apportionment benefits net of federal tax and the fact that PUHCA prohibits the retention of tax benefits at the parent level. Any difference between the separate return methodology and the actual consolidated return is allocated as prescribed in Alliant Energy's tax allocation agreement.

The overall effective income tax rates shown in the following table were computed by dividing total income tax expense by income from continuing operations before income taxes and preferred dividend requirements of subsidiaries.

	2003	2002	2001
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Effect of rate making on property related differences	**4.0**	0.1	2.3
State income taxes, net of federal benefits	**3.2**	8.5	5.5
Research and development tax credits	**(0.4)**	(3.3)	--
Adjustment of prior period taxes	**(0.6)**	0.9	(11.4)
Amortization of investment tax credits	**(2.1)**	(3.8)	(3.0)
Foreign operations	**(2.7)**	6.5	(0.7)
Nonconventional fuel credits	**(9.2)**	(11.0)	(0.3)
Other items, net	**1.7**	(1.7)	0.4
Overall effective income tax rate	**28.9%**	31.2%	27.8%

The accumulated deferred income tax (assets) and liabilities included on the Consolidated Balance Sheets at Dec. 31 arise from the following temporary differences (in millions):

	2003			2002		
	Deferred Tax Assets	**Deferred Tax Liabilities**	**Net**	Deferred Tax Assets	Deferred Tax Liabilities	Net
Property related	**($37.2)**	**$711.0**	**$673.8**	($45.1)	$692.5	$647.4
Exchangeable senior notes	**--**	**153.7**	**153.7**	--	140.8	140.8
Capital loss carryover	**(37.6)**	**--**	**(37.6)**	(34.4)	--	(34.4)
Decommissioning related	**(30.1)**	**--**	**(30.1)**	(33.1)	--	(33.1)
Other	**(67.4)**	**1.8**	**(65.6)**	(90.1)	--	(90.1)
Total	**($172.3)**	**$866.5**	**$694.2**	($202.7)	$833.3	$630.6

	2003	2002
Other current assets	**($8.4)**	($31.2)
Accumulated deferred income taxes	**702.6**	661.8
Total deferred tax liabilities	**$694.2**	$630.6

At Dec. 31, 2003, Alliant Energy had the following tax carryforwards: alternative minimum tax credits of $31.6 million, capital losses of $107.4 million, net operating losses (primarily state) of $422.9 million, and general business credits of $17.7 million. The alternative minimum tax credit carryforwards can be carried forward indefinitely. The majority of the capital loss carryforwards expire in 2007. The net operating loss carryforwards have expiration dates ranging from 2004 to 2023. The general business credit carryforwards have expiration dates ranging from 2022 to 2023. Due to the uncertainty of the realization of certain tax carryforwards, Alliant Energy has established valuation allowances of $35.8 million and $21.4 million as of Dec. 31, 2003 and 2002, respectively. At Dec. 31, 2003 and 2002, $19.6 million and $16.3 million, respectively, of these valuation allowances have been recorded to "Accumulated other comprehensive loss" on the Consolidated Balance Sheets and relate to unrealized tax benefits on certain foreign currency translation losses that are subject to capital loss carryover limitations.

At Dec. 31, 2003, 2002 and 2001, Alliant Energy had not recorded U.S. tax provisions of $19.2 million, $16.3 million and $6.8 million relating to $54.9 million, $46.6 million and $19.5 million of unremitted earnings from foreign investments, respectively, as these earnings are expected to be reinvested indefinitely.

U.S. and foreign sources of income (loss) from continuing operations before income taxes were as follows (in millions):

	2003	2002	2001
U.S. sources	**$174.9**	$132.8	$159.0
Foreign sources	**56.6**	(2.9)	21.0
Income from continuing operations before income taxes	**$231.5**	$129.9	$180.0

(6) BENEFIT PLANS

(a) Pension Plans and Other Postretirement Benefits - Alliant Energy has various non-contributory defined benefit pension plans that cover a significant number of its employees. Benefits are based on the employees' years of service and compensation. Alliant Energy also provides certain postretirement health care and life benefits to eligible retirees. In general, the health care plans are contributory with participants' contributions adjusted regularly and the life insurance plans are non-contributory. The weighted-average assumptions for qualified and non-qualified pension benefits and other postretirement benefits at the measurement date of Sept. 30 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001
Discount rate for benefit obligations	**6%**	6.75%	7.25%	**6%**	6.75%	7.25%
Discount rate for net periodic cost	**6.75%**	7.25%	8%	**6.75%**	7.25%	8%
Expected return on plan assets	**9%**	9%	9%	**9%**	9%	9%
Rate of compensation increase	**3.5-4.5%**	3.5-4.5%	3.5-4.5%	**3.5%**	3.5%	3.5%
Medical cost trend on covered charges:						
Initial trend rate	**N/A**	N/A	N/A	**9.5%**	10.8%	12%
Ultimate trend rate	**N/A**	N/A	N/A	**5%**	5%	5%

The expected return on plan assets was determined by analysis of historical and forecasted asset class returns as well as actual returns for the plan over the past 10 years. An adjustment to the returns to account for active management is also made in the analysis. The obligations are viewed as long-term commitments and a long-term approach is used when determining the expected rate of return on assets, which is reviewed on an annual basis.

The components of Alliant Energy's qualified and non-qualified pension benefits and other postretirement benefits costs were as follows (in millions):

	Pension Benefits			Other Postretirement Benefits		
	2003	2002	2001	**2003**	2002	2001
Service cost	**$16.1**	$13.7	$11.6	**$7.6**	$5.5	$4.0
Interest cost	**43.6**	42.1	40.4	**14.7**	12.7	10.6
Expected return on plan assets	**(40.6)**	(41.8)	(48.5)	**(5.4)**	(5.5)	(6.1)
Amortization of:						
Transition obligation (asset)	**(0.5)**	(2.0)	(2.4)	**3.7**	3.7	3.7
Prior service cost	**3.2**	3.2	3.2	**(0.3)**	(0.3)	(0.3)
Actuarial loss (gain)	**8.7**	2.7	(1.4)	**2.6**	0.5	(1.5)
	$30.5	$17.9	$2.9	**$22.9**	$16.6	$10.4

The assumed medical trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement benefit obligation related to postretirement benefits costs. A 1% change in the medical trend rates for 2003, holding all other assumptions constant, would have the following effects (in millions):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$2.5	($2.2)
Effect on postretirement benefit obligation	$24.8	($21.8)

A reconciliation of the funded status of Alliant Energy's qualified and non-qualified pension benefit and other postretirement benefit plans to the amounts recognized on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	**2003**	2002
Change in projected benefit obligation:				
Net projected benefit obligation at beginning of year	**$646.7**	$587.8	**$215.7**	$174.5
Service cost	**16.1**	13.7	**7.6**	5.5
Interest cost	**43.6**	42.1	**14.7**	12.7
Plan participants' contributions	**--**	--	**1.9**	1.8
Plan amendments	**1.7**	1.1	**(19.1)**	(0.9)
Actuarial loss	**47.8**	36.0	**34.6**	34.3
Gross benefits paid	**(34.9)**	(34.0)	**(13.0)**	(12.2)
Net projected benefit obligation at end of year	**721.0**	646.7	**242.4**	215.7
Change in plan assets:				
Fair value of plan assets at beginning of year	**466.7**	483.3	**67.3**	73.8
Actual return on plan assets	**86.2**	(25.1)	**9.9**	(7.2)
Employer contributions	**12.6**	42.5	**12.2**	11.1
Plan participants' contributions	**--**	--	**1.9**	1.8
Gross benefits paid	**(34.9)**	(34.0)	**(13.0)**	(12.2)
Fair value of plan assets at end of year	**530.6**	466.7	**78.3**	67.3
Funded status at end of year	**(190.4)**	(180.0)	**(164.1)**	(148.4)
Unrecognized net actuarial loss	**175.2**	181.8	**90.9**	63.4
Unrecognized prior service cost	**22.4**	23.9	**(4.6)**	(0.9)
Unrecognized net transition obligation (asset)	**(0.8)**	(1.3)	**17.9**	36.7
Net amount recognized at end of year	**$6.4**	$24.4	**($59.9)**	($49.2)
Amounts recognized on the Consolidated Balance Sheets consist of:				
Prepaid benefit cost	**$60.1**	$70.4	**$2.2**	$2.3
Accrued benefit cost	**(53.7)**	(46.0)	**(62.1)**	(51.5)
Additional minimum liability	**(77.1)**	(90.0)	**--**	--
Intangible asset	**14.2**	16.5	**--**	--
Accumulated other comprehensive loss	**62.9**	73.5	**--**	--
Net amount recognized at measurement date	**6.4**	24.4	**(59.9)**	(49.2)
Contributions paid after 9/30 and prior to 12/31	**0.6**	0.5	**6.7**	4.0
Net amount recognized at 12/31	**$7.0**	$24.9	**($53.2)**	($45.2)

The funded status of the qualified pension plans based on the projected benefit obligation at Sept. 30, 2003, was ($147.6) million. Included in the following table are Alliant Energy's accumulated benefit obligations, aggregate amounts applicable to pension and other postretirement benefits with accumulated benefit obligations in excess of plan assets, as well as pension plans with projected benefit obligations in excess of plan assets as of the measurement date of Sept. 30 (in millions):

	Pension Benefits		Other Postretirement Benefits	
	2003	2002	**2003**	2002
Accumulated benefit obligation	**$663.2**	$596.9	**$242.4**	$215.7
Plans with accumulated benefit obligations in excess of plan assets:				
Accumulated benefit obligation	**497.5**	453.8	**240.7**	213.9
Fair value of plan assets	**355.6**	313.2	**75.1**	64.3
Plans with projected benefit obligations in excess of plan assets:				
Projected benefit obligations	**721.0**	646.7	**N/A**	N/A
Fair value of plan assets	**530.6**	466.7	**N/A**	N/A

Alliant Energy's net periodic benefit cost is primarily included in "Domestic utility - other operation and maintenance" in the Consolidated Statements of Income. Alliant Energy calculates the fair value of plan assets by using the straight market value of assets approach.

Postretirement benefit plans are funded via specific assets within certain retirement plans (401(h) assets) as well as Voluntary Employees' Beneficiary Association (VEBA) trusts. The asset allocation of the 401(h) assets mirrors the pension plan assets and the asset allocation of the VEBA trusts are reflected in the table below under "Other Postretirement Plans." The asset allocation for Alliant Energy's pension and other postretirement benefit plans at Sept. 30, 2003 and 2002, and the pension plan target allocation for 2003 were as follows:

	Pension Plans			Other Postretirement Plans	
	Target Allocation	Percentage of Plan Assets at Sept. 30		Percentage of Plan Assets at Sept. 30	
Asset Category	2003	2003	2002	2003	2002
Equity securities	50-65%	61%	55%	47%	40%
Debt securities	25-40%	33%	35%	41%	44%
Other	0-5%	6%	10%	12%	16%
		100%	100%	100%	100%

For the various Alliant Energy pension and postretirement plans, Alliant Energy common stock represented less than 1% of total plan assets at Dec. 31, 2003 and 2002. Alliant Energy's plan assets are managed by outside investment managers. Alliant Energy's investment strategy and its policies employed with respect to pension and postretirement assets is to combine both preservation of principal, and prudent and reasonable risk-taking to protect the integrity of the assets in meeting the obligations to the participants while achieving the optimal return possible over the long-term. It is recognized that risk and volatility are present to some degree with all types of investments; however, high levels of risk are minimized at the total fund level. This is accomplished through diversification by asset class, number of investments, and sector and industry limits when applicable.

For the pension plans, the mix among asset classes is controlled by long-term asset allocation targets. The assets are viewed as long-term with moderate liquidity needs. Historical performance results and future expectations suggest that equity securities will provide higher total investment returns than debt securities over a long-term investment horizon. Consistent with the goals to maximize returns and minimize risk over the long-term, the pension plans have a long-term investment posture more heavily weighted towards equity holdings. The asset allocation mix is monitored quarterly and appropriate action is taken as needed to rebalance the assets within the prescribed range. Assets related to postretirement plans are viewed as long-term. A balanced mix of both equity and debt securities are utilized to maximize returns and minimize risk over the long-term.

Prohibited investment vehicles related to the pension and postretirement plans include, but may not be limited to, direct ownership of real estate, real estate investment trusts, private placements, unregistered or restricted stock, options and futures unless specifically approved, margin trading, oil and gas limited partnerships, commodities, short selling, commercial mortgage obligations and securities of the managers' firms or affiliate firms.

Alliant Energy estimates that funding for the pension and postretirement benefit plans for 2004 will be approximately $60 million and $15 million, respectively.

In December 2003, the President signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans, that provide a benefit that is at least actuarially equivalent to Medicare Part D. As permitted by FSP No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," Alliant Energy has elected to defer reflecting the effect of the Act on postretirement net periodic benefit cost and the accumulated postretirement benefit obligation in the Consolidated Financial Statements, since specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require Alliant Energy to change previously reported information. Alliant Energy is currently evaluating the effect of the Act on its other postretirement benefits expense.

Alliant Energy has various life insurance policies that cover certain key employees and directors. At Dec. 31, 2003 and 2002, the cash surrender value of these investments was $35 million and $32 million, respectively. Under Alliant Energy's deferred compensation plans, certain key employees and directors can defer part or all of their current compensation in company stock or interest accounts, which are held in grantor trusts. At Dec. 31, 2003 and 2002, the fair market value of the trusts totaled $7.6 million and $4.9 million, respectively, the majority of which consisted of Alliant Energy common stock. A significant number of Alliant Energy employees also participate in defined contribution pension plans (401(k) and Employee Stock Ownership plans). Alliant Energy's contributions to the 401(k) plan, which are based on the participants' level of contribution, were $8.0 million, $9.2 million, and $8.2 million in 2003, 2002 and 2001, respectively. For the Alliant Energy 401(k) plan, Alliant Energy common stock represented 22.6% and 18.2% of total plan assets at Dec. 31, 2003 and 2002.

(b) Equity Incentive Plans - Alliant Energy has an EIP that permits the grant of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units to key employees. At Dec. 31, 2003, non-qualified stock options were outstanding under this plan. The maximum number of shares of Alliant Energy common stock that may be issued under the plan is 4 million. Alliant Energy also had an LTEIP, under which no awards may be granted after January 2004, and under which non-qualified stock options, restricted stock and performance shares were outstanding at Dec. 31, 2003.

Options granted to date under the plans were granted at the quoted market price of the shares on the date of grant, vest over three years and expire no later than 10 years after the grant date. Options become fully vested upon retirement and remain exercisable at any time prior to their expiration date, or for three years after the effective date of the retirement, whichever period is shorter. Options become fully vested upon death or disability and remain exercisable at any time prior to their expiration date, or for one year after the effective date of the death or disability, whichever period is shorter. Participants' options that are not vested become forfeited when participants leave Alliant Energy and their vested options expire after three months. A summary of the stock option activity was as follows:

	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**3,842,136**	**$29.48**	2,917,229	$30.03	2,265,862	$29.67
Options granted	**957,200**	**16.82**	945,863	27.79	721,072	31.14
Options exercised	**--**	**--**	--	--	(42,432)	29.87
Options forfeited	**(582,622)**	**28.49**	(20,956)	29.41	(27,273)	30.07
Outstanding at end of year	**4,216,714**	**26.74**	3,842,136	29.48	2,917,229	30.03
Exercisable at end of year	**2,514,908**	**29.68**	2,242,187	29.93	1,593,047	29.94

The weighted-average remaining contractual life of outstanding options at Dec. 31, 2003, 2002 and 2001 was 7.1 years, 7.4 years and 7.7 years, respectively. Additional information as of Dec. 31, 2003 is as follows:

	Options Outstanding			**Options Exercisable**	
Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options	Weighted Average Exercise Price
$16.82	907,714	$16.82	9 years	6,228	$16.82
$27.50-$31.56	3,309,000	29.46	7 years	2,508,680	29.71

The value of the options granted during the year using the Black-Scholes pricing method was as follows:

	2003	2002	2001
Value of options	**$1.94**	$9.14	$4.30
Volatility	**22.8%**	40.6%	18.9%
Risk free interest rate	**3.5%**	5.0%	5.0%
Expected life	**7 years**	10 years	10 years
Expected dividend yield on date of grant	**5.9%**	6.0%	6.6%

At Dec. 31, 2003 and 2002, Alliant Energy had 1,745 shares of restricted stock outstanding. Any unvested shares of restricted stock become fully vested upon retirement. Participants' unvested restricted stock is forfeited when the participant leaves Alliant Energy. Compensation cost is measured at the date of the award based on the fixed number of shares awarded and the market price of the shares at the award date. Compensation cost, which is recognized ratably over the three-year restriction period, was $0, $0.2 million and $0.6 million in 2003, 2002 and 2001, respectively.

The payout to key employees of Corporate Services for performance shares granted through 2002 is contingent upon achievement over a three-year period of specified EPS growth and total return to shareowners of Alliant Energy compared with an investor-owned utility peer group (TSR), and for performance shares granted in 2003 is contingent solely upon TSR. The payout to key employees of Resources is contingent upon achievement over a three-year period of specified Resources EPS growth. Performance shares are paid out in shares of Alliant Energy's common stock or a combination of cash and stock and are modified by a performance multiplier, which ranges from zero to two, based on the performance criteria. Performance shares have an intrinsic value equal to the quoted market price of a share on the date of payout. Pursuant to APB 25, Alliant Energy accrues the plan expense over the three-year period the services are performed and recognized (income) expense of $4.1 million, ($1.6) million and $2.4 million in 2003, 2002 and 2001, respectively.

(7) COMMON AND PREFERRED STOCK

(a) Common Stock - The number of shares of common stock issued by Alliant Energy under its various stock plans was as follows:

	2003	2002	2001
Beginning balance	**92,304,220**	89,682,334	79,010,114
Shares issued:			
Public offering	**17,250,000**	--	9,775,000
Shareowner Direct Plan	**970,445**	1,877,032	668,379
401(k) Savings Plan	**438,245**	689,336	161,239
Equity incentive plans	--	55,518	67,602
Ending balance	**110,962,910**	92,304,220	89,682,334

In July 2003, Alliant Energy completed a public offering of its common stock generating net proceeds of $318 million, which were used to make capital contributions to WP&L of $200 million and IP&L of $118 million in support of their respective generation and reliability initiatives. In November 2001, Alliant Energy completed a public offering of its common stock generating net proceeds of $263 million which were used to repay short-term debt. From January 2001 to June 2001, Alliant Energy satisfied its requirements under the Shareowner Direct Plan (dividend reinvestment and stock purchase plan) by acquiring Alliant Energy common stock on the open market, rather than through original issue. At Dec. 31, 2003 and 2002, Alliant Energy had a total of 4.7 million and 6.8 million shares, respectively, available for issuance in the aggregate, pursuant to its Shareowner Direct Plan, LTEIP, EIP and 401(k) Savings Plan.

Alliant Energy has a Shareowner Rights Plan whereby rights will be exercisable only if a person or group acquires, or announces a tender offer to acquire, 15% or more of Alliant Energy's common stock. Each right will initially entitle shareowners to buy one-half of one share of Alliant Energy's common stock. The rights will only be exercisable in multiples of two at an initial price of $95.00 per full share, subject to adjustment. If any shareowner acquires 15% or more of the outstanding common stock of Alliant Energy, each right (subject to limitations) will entitle its holder to purchase, at the right's then current exercise price, a number of common shares of Alliant Energy or of the acquirer having a market value at the time of twice the right's per full share exercise price. The Board of Directors is also authorized to reduce the 15% ownership threshold to not less than 10%.

IP&L and WP&L each have dividend payment restrictions based on their respective bond indentures, the terms of their outstanding preferred stock and state regulatory limitations applicable to them. In its December 2003 rate order, the PSCW stated WP&L may not pay annual common stock dividends, including pass-through of subsidiary dividends, in excess of $89 million to Alliant Energy if WP&L's actual average common equity ratio, on a regulatory financial basis, is or will fall below the authorized level of 54.01%. In accordance with the IUB order authorizing the IP&L merger, IP&L must inform the IUB if its common equity ratio falls below 42% of total capitalization. As of Dec. 31, 2003, IP&L and WP&L were in compliance with all such dividend restrictions.

In 2003, 2002 and 2001, 13, 11 and 14 non-employee directors voluntarily elected to purchase up to 1,000, 1,000 and up to 1,000 shares each of Alliant Energy common stock through the Shareowner Direct Plan utilizing cash compensation received as part of the directors' compensation program, for a total of $181,000, $337,000 and $338,000, respectively.

(b) Preferred Stock - In September 2003, IP&L issued 1.6 million shares of preferred stock at $25.00 per share in a public offering and received net proceeds of $39 million. The fair market value of Alliant Energy's cumulative preferred stock of subsidiaries, based upon the market yield of similar securities and quoted market prices, at Dec. 31, 2003 and 2002 was $286 million and $198 million, respectively. Information related to the carrying value of Alliant Energy's cumulative preferred stock of subsidiaries, net (none are mandatorily redeemable) at Dec. 31 was as follows (in millions):

Liquidation Preference/ Stated Value	Authorized Shares	Shares Outstanding	Series	**2003**	2002
$25	*	6,000,000	8.375%	**$150.0**	$150.0
$25	*	1,600,000	7.10%	**40.0**	--
$100	**	449,765	4.40% - 6.20%	**45.0**	45.0
$25	**	599,460	6.50%	**15.0**	15.0
				250.0	210.0
Less: discount				**(6.2)**	(4.9)
				$243.8	$205.1

* 16,000,000 authorized shares in total. ** 3,750,000 authorized shares in total.

(8) DEBT

(a) Short-Term Debt - To provide short-term borrowing flexibility and security for commercial paper outstanding, Alliant Energy and its subsidiaries maintain committed bank lines of credit, all of which require a fee. Information regarding short-term debt was as follows (dollars in millions):

	2003	2002
At Dec. 31:		
Commercial paper outstanding	**$107.5**	$195.5
Discount rates on commercial paper	**1.2%**	1.6-1.9%
Bank facility borrowings	**$--**	$85.0
Interest rates on bank facility borrowings	**N/A**	2.3-2.4%
Other borrowings (primarily at foreign subsidiaries)	**$21.5**	$28.7
Interest rates on other borrowings	**5.3-10.8%**	5.3-6.9%
For the year ended:		
Average amount of short-term debt (based on daily outstanding balances)	**$269.8**	$337.9
Average interest rates on short-term debt	**2.6%**	2.7%

(b) Long-Term Debt - Substantially all of IP&L's utility plant is pledged as collateral under one or more of several outstanding indentures. These indentures secure IP&L's Collateral Trust and First Mortgage Bonds. WP&L's First Mortgage Bonds are secured by substantially all of its utility plant. IP&L, WP&L and Resources also maintain indentures related to the issuance of unsecured debt securities.

In October 2003 and September 2003, IP&L issued $100 million and $100 million of 6.45% and 5.875% unsecured senior debentures due 2033 and 2018, respectively, and used the majority of the net proceeds to redeem long-term debt. In December 2002, Resources issued $300 million of 9.75% senior notes due 2013 and used the proceeds to repay short-term debt.

Alliant Energy utilized the proceeds from its non-regulated asset sales in 2003 to reduce short-term debt outstanding and also retired various "Non-regulated and other" long-term debt as noted on the Consolidated Statements of Capitalization.

Debt maturities for 2004 to 2008 are $69 million, $102 million, $69 million, $199 million and $196 million, respectively. Depending upon market conditions, it is currently anticipated that a majority of the maturing debt will be refinanced with the issuance of long-term securities.

The carrying value of Alliant Energy's long-term debt (including current maturities and variable rate demand bonds) at Dec. 31, 2003 and 2002 was $2.2 billion and $2.7 billion, respectively. The fair market value, based upon the market yield of similar securities and quoted market prices, at Dec. 31, 2003 and 2002 was $2.6 billion and $2.9 billion, respectively.

Alliant Energy has fully and unconditionally guaranteed the payment of principal and interest on various debt securities issued by Resources. No other Alliant Energy subsidiaries are guarantors of Resources' debt securities. Alliant Energy does not have any intercompany debt cross-collateralizations or intercompany debt guarantees.

(9) INVESTMENTS AND ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of Alliant Energy's current assets and current liabilities approximates fair value because of the short maturity of such financial instruments. Since IP&L and WP&L are subject to regulation, any gains or losses related to the difference between the carrying amount and the fair value of their financial instruments may not be realized by Alliant Energy's shareowners. Information relating to various investments held by Alliant Energy at Dec. 31 that are marked-to-market as a result of SFAS 115 was as follows (in millions):

	2003		2002	
	Carrying/Fair Value	**Unrealized Gains, Net of Tax**	Carrying/Fair Value	Unrealized Gains, Net of Tax
Available-for-sale securities:				
Nuclear decommissioning trust funds:				
Debt securities	**$215**	**$6**	$206	$9
Equity securities	**167**	**39**	139	13
Total	**382**	**45**	345	22
WPC	**20**	**2**	N/A	N/A
Various other investments	**29**	**11**	21	4
Trading securities (McLeod)	**1**	**N/A**	1	N/A

In accordance with SFAS 115, the carrying values of the investments are adjusted to estimated fair value based upon market values at the end of each quarter. Changes in fair value of investments designated as available-for-sale securities are reported in other comprehensive income, and impact current earnings when gains or losses are realized through sale or if a decline in value is determined to be "other-than-temporary." Changes in fair value of investments designated as trading securities are reflected in earnings in the "Miscellaneous, net" line in the Consolidated Statements of Income.

Nuclear Decommissioning Trust Funds - At Dec. 31, 2003, $110 million, $65 million and $40 million of the debt securities mature in 2004-2010, 2011-2020 and 2021-2040, respectively. The fair value of the nuclear decommissioning trust funds, as reported by the trustee, was adjusted for the tax effect of unrealized gains and losses. In 2003, net unrealized holding gains were recorded as part of regulatory liabilities or as an offset to regulatory assets related to AROs (recorded in 2002 as part of cost of removal obligations). The funds realized gains (losses) from the sales of securities of ($6.0) million, $10.4 million and $2.0 million in 2003, 2002 and 2001, respectively (cost of the investments based on specific identification was $385.6 million, $111.1 million and $169.8 million, respectively, and proceeds from the sales were $379.6 million, $121.5 million and $171.8 million, respectively). In January 2004, WP&L liquidated all of its qualified decommissioning assets into money market funds as a result of the pending Kewaunee sale.

Investment in McLeod - Alliant Energy has investments in the common stock of McLeod, a telecommunications company. On Jan. 31, 2002, McLeod filed a pre-negotiated plan of reorganization in a Chapter 11 bankruptcy proceeding and the trading of McLeod's common stock was suspended by Nasdaq. Consequently, Alliant Energy discontinued accounting for its investment in McLeod under the provisions of SFAS 115 and reduced the cost basis of its investments to the last quoted market price on Jan. 30, 2002. In June 2002, Alliant Energy received from McLeod under its plan of reorganization an initial distribution of 3.3 million shares of new common stock and classified 0.9 million and 2.4 million shares as trading and available-for-sale securities, respectively. With the receipt of the new McLeod common shares and the resumption of trading on Nasdaq, Alliant Energy resumed accounting for its McLeod investments under SFAS 115 and adjusted its cost basis to the quoted market price on the date the shares were received. As a result of these events, Alliant Energy recognized pre-tax impairment charges in 2002 for available-for-sale securities totaling $27.2 million.

Investments in Foreign Entities - The geographic concentration of Alliant Energy's significant foreign investments at Dec. 31 was as follows (in millions):

	Brazil	China	New Zealand	Mexico	Total
2003					
Unconsolidated	**$283**	**$17**	**$103**	**$79**	**$482**
Consolidated	**--**	**178**	**--**	**--**	**178**
Total	**$283**	**$195**	**$103**	**$79**	**$660**
2002					
Unconsolidated	$214	$19	$86	$55	$374
Consolidated	--	161	--	--	161
Total	$214	$180	$86	$55	$535

Brazil - Resources holds a non-controlling interest in five Brazilian electric utility companies through several direct investments accounted for under the equity method of accounting. At Dec. 31, 2003 and 2002, Resources' direct investments included a 49.9% direct ownership interest in GIPAR, S.A., an electric utility holding company; a 39.4% direct ownership interest in

Companhia Forca e Luz Cataguazes - Leopoldina, S.A., an electric utility; a 45.6% direct ownership interest in Energisa, S.A., an energy development company; a 49.9% direct ownership interest in Pbpart - SE 1 Ltda., an electric utility holding company; and a 50.0% direct ownership interest in Usina Termeletrica de Juiz de Fora S.A., a thermal power plant. The increase in Alliant Energy's foreign investments in Brazil from Dec. 31, 2002 to Dec. 31, 2003 is largely due to the impacts of changes in the Brazil currency exchange rate.

China - Resources' consolidated investments included a controlling interest in Peak Pacific Investment Company, Ltd., a company that develops investment opportunities in generation infrastructure projects in China, and Anhui New Energy Heat & Power Co., Ltd., a combined heat and power facility. Resources' unconsolidated investments included a 50.0% ownership interest in Jiaxing JIES Power & Heat Co., Ltd. and a 30.0% ownership interest in Tongxiang TIES Power & Heat Co., Ltd. Both of these combined heat and power facilities are accounted for under the equity method.

New Zealand - Resources' investments included a 23.8% ownership interest in TrustPower Ltd., a hydro and wind generation utility company, accounted for under the equity method, and several other smaller investments accounted for under the cost method. Based on the exchange rates and trading prices at Dec. 31, 2003 and 2002, the TrustPower Ltd. investment carrying value was $81 million and $65 million, respectively, and the market value was $157 million and $69 million, respectively.

Mexico - Resources' investment in Mexico consisted of a loan receivable (including accrued interest income) from a Mexican development company. Under provisions of the loan, Resources has agreed to lend up to $65 million to the Mexican development company to build the utility infrastructure of a master planned resort community. The loan accrues interest at 8.75% and is secured by a first lien on the land parcels of the master planned community. Repayment of the loan principal and interest will be based on a portion of the proceeds from the sales, performed by the Mexican development company, of real estate lots in the master planned community and therefore is dependent on the successful development of the project and sale of real estate. Additionally, in the third quarter of 2003, Alliant Energy Servicios de Mexico, S. de R. L. de C. V. and Alliant Energy Operaciones de Mexico S. de R. L. de C. V. began operations in Mexico and provide contract services solely to the resort community's utility company, which are paid monthly on a cost-plus basis.

Investment in ATC - At Dec. 31, 2003 and 2002, WP&L had ownership interests in ATC of approximately 25% and 27%, respectively, and accounts for this investment under the equity method. At Dec. 31, 2003 and 2002, the carrying value of WP&L's investment in ATC was $121 million and $112 million, respectively. Pursuant to various agreements, WP&L receives a range of transmission services from ATC. WP&L provides operation, maintenance, and construction services to ATC. WP&L and ATC also bill each other for use of shared facilities owned by each party. ATC billed WP&L $41.3 million, $38.7 million and $36.4 million in 2003, 2002 and 2001, respectively. WP&L billed ATC $12.4 million, $18.1 million and $18.4 million in 2003, 2002 and 2001, and recorded equity earnings of $16.2 million, $14.3 million and $14.6 million in 2003, 2002 and 2001, respectively.

Unconsolidated Equity Investments - Summary financial information from Alliant Energy's unconsolidated equity investments' financial statements is as follows (in millions):

	2003	2002 *	2001
Operating revenues	**$1,804.9**	$1,440.6	$2,214.1
Operating income	**220.4**	159.8	138.2
Net income	**19.8**	36.6	52.1
As of Dec. 31:			
Current assets	**395.1**	383.0	
Non-current assets	**2,488.5**	1,976.4	
Current liabilities	**452.4**	435.9	
Non-current liabilities	**815.4**	505.1	
Minority interest	**172.8**	133.4	

* Alliant Energy's investment in Cargill-Alliant was sold in 2002.

(10) DERIVATIVE FINANCIAL INSTRUMENTS

(a) Accounting for Derivative Instruments and Hedging Activities - Alliant Energy records derivative instruments at fair value on the balance sheet as assets or liabilities and changes in the derivatives' fair values for non-regulated entities in earnings unless specific hedge accounting criteria are met. For IP&L and WP&L, changes in the derivatives' fair values are generally recorded as regulatory assets or liabilities. At Dec. 31, 2003 and 2002, Alliant Energy had $15.4 million and $6.4 million of derivative assets included in "Other current assets" on its Consolidated Balance Sheets and $17.1 million and $9.1 million of derivative liabilities included in "Other current liabilities" on its Consolidated Balance Sheets, respectively.

In the first quarter of 2001, Alliant Energy recorded a net loss of $12.9 million for a cumulative effect of a change in accounting principle representing the impact of adopting SFAS 133 as of Jan. 1, 2001 at Alliant Energy's equity method investees. This transition adjustment represents Alliant Energy's share of the difference between the carrying amount of Southern Hydro's electric derivative contracts under the applicable accounting principles in effect at Dec. 31, 2000, and the carrying values of these electric derivative contracts as determined in accordance with SFAS 133 as of Jan. 1, 2001. Alliant Energy sold its Southern Hydro business in 2003.

In April 2003, the FASB issued SFAS 149, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. Although SFAS 149 is expected to result in more energy contracts in Alliant Energy's domestic utility business qualifying as derivatives, changes in the fair value of these derivatives are generally reported as changes in regulatory assets and liabilities rather than being reported currently in earnings, based on the regulatory treatment. SFAS 149 will likely result in more earnings volatility at NG Energy given the majority of its derivatives may not qualify for hedge accounting.

Cash Flow Hedging Instruments - During 2003 and/or 2002, Alliant Energy held various derivative instruments designated as cash flow hedging instruments. WP&L utilized natural gas commodity financial swap arrangements to reduce the impact of price fluctuations on natural gas purchased and injected into storage during the summer months and withdrawn and sold at current market prices during the winter months pursuant to the natural gas cost incentive sharing mechanism with customers in Wisconsin. NG Energy utilizes natural gas commodity derivative instruments to reduce the impact of natural gas price fluctuations on physical natural gas sales from storage. WP&L utilized physical coal purchase contracts, some of which did not qualify for the normal purchase and sale exception, to manage the price of anticipated coal purchases and sales. Treasury rate locks and interest rate swaps were used by Resources to mitigate risk associated with movements in the 10 year treasury yield used to price $300 million of Resources' senior notes issued in November 2001 and a portion of long-term debt used to finance the 309-MW, non-regulated, tolled, natural gas-fired power plant in Neenah, Wisconsin purchased by Resources in February 2003.

In 2003 and 2002, $0 and a net loss of $0.1 million, respectively, were recognized relating to the amount of hedge ineffectiveness in accordance with SFAS 133. In 2003 and 2002, Alliant Energy did not exclude any components of the derivative instruments' gain or loss from the assessment of hedge effectiveness and in 2003, Alliant Energy reclassified net gains of $2.9 million into earnings as a result of the discontinuance of hedges. At Dec. 31, 2003, the maximum length of time over which Alliant Energy hedged its exposure to the variability in future cash flows for forecasted transactions was eight months and Alliant Energy estimated that an insignificant amount will be reclassified from accumulated other comprehensive loss into earnings in 2004 as the hedged transactions affect earnings.

Other Derivatives Not Designated in Hedge Relationships - Alliant Energy's derivatives that were not designated in hedge relationships during 2003 and/or 2002 included the embedded derivative component of Resources' exchangeable senior notes; electric, coal, gas and oil contracts; and a foreign currency option.

At maturity, the holders of Resources' exchangeable senior notes are paid the higher of the principal amount of the notes or an amount based on the value of McLeod common stock. SFAS 133 requires that Alliant Energy split the initial value of the notes into debt and derivative components. The payment feature tied to McLeod stock is considered an embedded derivative under SFAS 133 that must be accounted for as a separate derivative instrument. This component is classified as a derivative liability on the Consolidated Balance Sheets. Subsequent changes in the fair value of the option are reflected as increases or decreases in Alliant Energy's reported net income. The carrying amount of the host debt security, classified as long-term debt, is adjusted for amortization of the debt discount in accordance with the interest method as prescribed by APB 21, "Interest on Receivables and Payables."

Changes in the fair value of the McLeod shares designated as trading are reflected as increases or decreases in Alliant Energy's net income. These trading gains or losses are expected to correspond with, and partially offset, changes in the intrinsic value of the embedded derivative component of Resources' exchangeable senior notes. Changes in the time value portion of the derivative component will result in non-cash increases or decreases to Alliant Energy's net income. Refer to Note 1(p) for the valuation charges (income) recorded in 2003, 2002 and 2001 related to the exchangeable senior notes and the McLeod trading securities.

Electric contracts were used to manage utility energy costs during supply/demand imbalances. Coal, gas and oil contracts that do not qualify for the normal purchase and sale exception were used to manage the price of anticipated coal, gas and oil purchases and sales. The foreign currency option was used to mitigate fluctuations in Canadian currency rates. Refer to Note 10(d) for additional information on NG Energy's derivatives.

(b) Weather Derivatives - Alliant Energy uses weather derivatives to reduce the impact of weather volatility on its domestic utility natural gas sales volumes. In 2003 and 2002, Corporate Services, as agent for IP&L and WP&L, entered into non-exchange traded options based on heating degree days in which Corporate Services receives payment from the counterparty if actual heating degree days are less than the strike price in the contract. Corporate Services paid premiums to enter into these contracts, which are amortized to expense over the contract period. Alliant Energy has used the intrinsic value method to account for these weather derivatives.

(c) Nuclear Decommissioning Trust Fund Investments - Historically, WP&L has entered into combinations of options to mitigate the effect of significant market fluctuations on its common stock investments in its nuclear decommissioning trust funds. The derivative transactions are designed to protect the portfolio's value while allowing the funds to earn a total return modestly in excess of long-term expectations over the hedge period. In 2003, fair value changes of these instruments did not impact net income as they were recorded as equally offsetting changes in the investment in nuclear decommissioning trust funds and regulatory liabilities or, for AROs, as an offset to regulatory assets (in 2002 as an offset to cost of removal obligations).

(d) Energy-trading Contracts - Resources is the majority owner of a natural gas marketing business, NG Energy. NG Energy enters into financial and physical contracts for the sale, purchase, storage, transportation and loan of natural gas. NG Energy accounts for gas in storage at the weighted average cost of gas. NG Energy is impacted by EITF Issue 02-3, which requires that all sales of energy and the related cost of energy purchased under contracts that meet the definition of energy trading contracts and that are derivatives under SFAS 133, must be reflected on a net basis in the income statement for all periods presented. Alliant Energy adopted EITF Issue 02-3 on Jan. 1, 2003 for all of NG Energy's trading contracts and storage gas acquired prior to Oct. 25, 2002, and reclassified prior period trading contracts on a net basis in the income statement. The impact of transitioning from reporting inventory and existing contracts that were not derivatives under SFAS 133 at fair value to historical cost resulted in a cumulative effect charge of $2.1 million (net of a deferred tax benefit of $1.4 million) in the first quarter of 2003. Any new contracts entered into after Oct. 25, 2002 have been reported on a historical cost basis rather than at fair market value unless the contract meets the definition of a derivative. Commencing Jan. 1, 2003, NG Energy has very few contracts that are accounted for as derivatives under SFAS 133 and that are also classified as trading contracts, therefore almost all of its sales of energy and cost of sales in 2003 are reported on a gross basis. Because substantially all of its contracts prior to 2003 were classified as trading contracts under EITF Issue 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities," primarily all of its sales of energy and cost of sales for 2002 and 2001 are reported on a net basis. NG Energy recorded gas revenues and gas costs on the Consolidated Statements of Income as follows (in millions):

	2003	2002	2001
Non-regulated operating revenues	**$209**	$6	$1
Non-regulated operation and maintenance expenses	**204**	--	--

(11) COMMITMENTS AND CONTINGENCIES

(a) Construction and Acquisition Expenditures - Certain commitments have been made in connection with 2004 capital expenditures. During 2004, total construction and acquisition expenditures are estimated to be approximately $700 million (unaudited).

(b) Purchase Obligations - Alliant Energy, through its subsidiaries Corporate Services, IP&L and WP&L, has entered into purchased-power, coal and natural gas supply, transportation and storage contracts. Certain purchased-power commitments are considered operating leases and are therefore not included here, but are included in Note 3. The natural gas supply commitments are all index-based. Alliant Energy expects to supplement its coal and natural gas supplies with spot market purchases as needed. The table includes commitments for "take-or-pay" contracts which result in dollar commitments with no associated tons or Dths. At Dec. 31, 2003, Alliant Energy's minimum commitments related to its domestic utility business were as follows (dollars and Dths in millions; MWhs and tons in thousands):

	Purchased-power		Coal		Natural gas	
	Dollars	MWhs	Dollars	Tons	Dollars	Dths
2004	$38.4	1,032	$109.9	11,905	$84.7	5
2005	2.3	--	85.0	8,596	52.8	--
2006	2.3	--	59.4	6,110	51.4	--
2007	0.1	--	33.2	2,685	39.0	--
2008	0.1	--	19.0	1,078	16.1	--
Thereafter	0.2	--	68.6	153	40.0	--

In addition, Alliant Energy, through its non-regulated business, has entered into coal and natural gas supply, transportation and storage contracts. At Dec. 31, 2003, Alliant Energy's minimum fuel commitments related to its non-regulated business were \$8.9 million, \$6.6 million, \$4.9 million, \$3.8 million, \$3.8 million and \$55.1 million for 2004, 2005, 2006, 2007, 2008, and 2009 and thereafter, respectively.

Also, at Dec. 31, 2003, Alliant Energy's other purchase obligations, which represent individual commitments incurred during the normal course of business which exceeded \$1 million at Dec. 31, 2003, were \$26.4 million for 2004. This excludes lease obligations which are included in Note 3.

(c) Legal Proceedings - Alliant Energy is involved in legal and administrative proceedings before various courts and agencies with respect to matters arising in the ordinary course of business. Although unable to predict the outcome of these matters, Alliant Energy believes that appropriate reserves have been established and final disposition of these actions will not have a material adverse effect on its financial condition or results of operations.

(d) Guarantees - In accordance with the provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," as of Dec. 31, 2003 and 2002, Alliant Energy had guarantees outstanding to support unconsolidated affiliate and third-party financing arrangements of \$5 million and \$4 million, respectively. Such guarantees are not included on the Consolidated Balance Sheets. At Dec. 31, 2003, the maximum remaining term of the guarantees and the underlying debt was 10 years. Refer to Note 3 for discussion of Alliant Energy's residual value guarantees of its synthetic leases.

Under the purchase and sale agreement (Meridian Agreement) with Meridian Energy Limited (Meridian) relating to the sale of Alliant Energy's Australian business, Alliant Energy agreed to indemnify Meridian for losses resulting from the breach of the representations and warranties made by Alliant Energy as of the closing date, and for breach of its obligations under the Meridian Agreement. Based on exchange rates as of Dec. 31, 2003, the indemnification is limited to \$223 million until July 2004, and will then be reduced to \$64 million until October 2007. Alliant Energy believes the likelihood of having to make any material cash payments under this indemnification is remote.

Alliant Energy provided certain indemnifications associated with the sale of its affordable housing business for losses resulting from breach of the representations and warranties made by Alliant Energy as of the closing date, for the breach of its obligations under the sale agreement and for its obligations for periods prior to the date of sale. The indemnifications are limited to \$11 million in aggregate and expire in July 2005. Alliant Energy also retains any tax obligations that may arise from its ownership prior to the date of sale. Alliant Energy believes the likelihood of having to make any material cash payments under these indemnifications is remote.

Alliant Energy continues to guarantee the abandonment obligations of WPC under the Point Arguello partnership agreements. As of Dec. 31, 2003, the guarantee does not include a maximum limit, but is currently estimated at approximately \$4 million, which is the present value of the abandonment liability. Alliant Energy believes that no payments will be made under this guarantee.

(e) Environmental Liabilities - Alliant Energy had recorded the following environmental liabilities, and regulatory assets associated with certain of these liabilities, at Dec. 31 (in millions):

Environmental liabilities	2003	2002	Regulatory assets	2003	2002
MGP sites	**\$45.5**	\$49.3	MGP sites	**\$51.1**	\$54.1
NEPA	**5.0**	6.6	NEPA	**6.2**	7.9
Other	**0.1**	0.2	Other	**1.3**	2.9
	\$50.6	\$56.1		**\$58.6**	\$64.9

<u>MGP Sites</u> - IP&L and WP&L have current or previous ownership interests in 43 and 14 sites, respectively, previously associated with the production of gas for which they may be liable for investigation, remediation and monitoring costs relating to the sites. IP&L and WP&L have received letters from state environmental agencies requiring no further action at nine and six sites, respectively. IP&L and WP&L are working pursuant to the requirements of various federal and state agencies to investigate, mitigate, prevent and remediate, where necessary, the environmental impacts to property, including natural resources, at and around the sites in order to protect public health and the environment.

IP&L and WP&L record environmental liabilities based upon periodic studies, most recently updated in the third quarter of 2003, related to the MGP sites. Such amounts are based on the best current estimate of the remaining amount to be incurred for investigation, remediation and monitoring costs for those sites where the investigation process has been or is substantially completed, and the minimum of the estimated cost range for those sites where the investigation is in its earlier stages. It is possible that future cost estimates will be greater than current estimates as the investigation process proceeds and as additional facts become known. The amounts recognized as liabilities are reduced for expenditures made and are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their fair value. Management currently estimates the range of remaining costs to be incurred for the investigation, remediation and monitoring of IP&L's and WP&L's sites to be $34 million to $61 million.

Under the current rate making treatment approved by the PSCW, the MGP expenditures of WP&L, net of any insurance proceeds, are deferred and collected from gas customers over a four-year period effective with rates set to recover such amounts. The MPUC also allows the deferral of MGP-related costs applicable to the Minnesota sites and IP&L has been successful in obtaining approval to recover such costs in rates in Minnesota. The IUB has permitted utilities to recover prudently incurred costs. Regulatory assets have been recorded by IP&L and WP&L, which reflect the probable future rate recovery, where applicable. Considering the current rate treatment, and assuming no material change therein, IP&L and WP&L believe that the clean-up costs incurred for these MGP sites will not have a material adverse effect on their respective financial conditions or results of operations. Settlement has been reached with all of IP&L's and WP&L's insurance carriers regarding reimbursement for their MGP-related costs.

NEPA - NEPA requires owners of nuclear power plants to pay a special assessment into a "Uranium Enrichment Decontamination and Decommissioning Fund." The assessment is based upon uranium enrichment services provided in conjunction with prior nuclear fuel purchases. IP&L and WP&L elected to pay their assessment in 15 annual installments. The costs associated with this assessment for IP&L and WP&L are being recovered through EACs and fuel costs, respectively. The final installment payment is scheduled to be made in fall 2006. Alliant Energy continues to pursue relief from this assessment through litigation.

(f) Decommissioning of DAEC and Kewaunee - Decommissioning expense is included in "Depreciation and amortization" in the Consolidated Statements of Income and the cumulative amount for 2003 is included in "Regulatory liabilities" or, for AROs, is netted in "Regulatory assets" on the Consolidated Balance Sheets. For 2002, the cumulative amount is included in "Cost of removal obligations." The PSCW, in an order effective Jan. 1, 2002, eliminated WP&L's recovery from retail customers for the cost to decommission Kewaunee, due to the trust fund being adequately funded. Additional information relating to the decommissioning of DAEC and Kewaunee was as follows (dollars in millions):

	DAEC	Kewaunee
Assumptions relating to current rate recovery amounts (1):		
Alliant Energy's share of estimated decommissioning cost	$374.3	$263.2
Year dollars in	2002	2002
Method to develop estimate	Site-specific study	Site-specific study
Annual inflation rate	4.30%	6.50%
Decommissioning method	Prompt dismantling and removal	Prompt dismantling and removal
Year decommissioning to commence	2014	2013
After-tax return on external investments:		
Qualified	7.10%	6.12%
Non-qualified	4.70%	5.14%
Current annual rate recovery:		
Iowa	$10.6	N/A
Minnesota (interim rates effective July 2003, subject to refund)	$1.0	N/A
FERC	--	$2.9
External trust fund balance at Dec. 31, 2003	$147.9	$233.7
Internal reserve at Dec. 31, 2003	$21.7	$--
After-tax earnings (losses) on external trust funds in 2003	$4.1	($4.7)

(1) Information for DAEC and Kewaunee is related to their most recent IUB order and FERC settlement, respectively.

The current rate recovery amounts for DAEC only include an inflation estimate for three years. Both IP&L and WP&L are funding all rate recoveries for decommissioning into external trust funds and funding on a tax-qualified basis to the extent possible. In 2003, the earnings accumulate in the external trust fund balances and as an offset to regulatory assets for ARO related earnings or regulatory liabilities for non-ARO related earnings. Refer to Note 17 for information regarding the pending sale of WP&L's interest in Kewaunee and Note 18 for information related to the impact of SFAS 143.

(g) Credit Risk - Alliant Energy's subsidiaries have limited credit exposure from electric and natural gas sales and non-performance of contractual obligations by its counterparties. Alliant Energy maintains credit risk oversight and sets limits and policies with regards to its counterparties, which management believes minimizes its overall credit risk exposure. However, there is no assurance that such policies will protect Alliant Energy against all losses from non-performance by counterparties.

(12) JOINTLY-OWNED ELECTRIC UTILITY PLANT

Under joint ownership agreements with other Iowa and Wisconsin utilities, IP&L and WP&L have undivided ownership interests in jointly-owned electric generating stations. IP&L also has joint ownership agreements related to transmission facilities. Each of the respective owners is responsible for the financing of its portion of the construction costs. KWh generation and operating expenses are divided on the same basis as ownership with each owner reflecting its respective costs in its Consolidated Statements of Income. Information relative to IP&L's and WP&L's ownership interest in these facilities at Dec. 31, 2003 was as follows (dollars in millions):

	Fuel Type	Ownership Interest %	Plant in Service	Accumulated Provision for Depreciation	Construction Work In Progress
IP&L					
DAEC	Nuclear	70.0	$576.4	$336.4	$7.1
Ottumwa	Coal	48.0	193.8	122.5	1.1
Neal Unit 4	Coal	25.7	90.1	61.5	1.9
Neal Unit 3	Coal	28.0	62.1	37.4	0.7
Louisa Unit 1	Coal	4.0	25.3	15.6	0.1
			947.7	573.4	10.9
WP&L					
Edgewater Unit 5	Coal	75.0	237.0	120.7	0.8
Columbia Energy Center	Coal	46.2	192.5	118.5	2.5
Kewaunee	Nuclear	41.0	175.8	127.6	7.7
Edgewater Unit 4	Coal	68.2	66.8	39.5	1.7
			672.1	406.3	12.7
			$1,619.8	$979.7	$23.6

Refer to Note 17 for information regarding the pending sale of WP&L's interest in Kewaunee.

(13) SEGMENTS OF BUSINESS

Alliant Energy's principal businesses are:

- **Domestic utility business** - includes IP&L and WP&L, serving customers in Iowa, Wisconsin, Minnesota and Illinois, and Alliant Energy's investments in the Nuclear Management Company, LLC (NMC) and TRANSLink Transmission Company LLC (TRANSLink) (investment has been fully reserved as of Dec. 31, 2003). The domestic utility business is broken down into three segments: a) electric operations, including the impacts of NMC and TRANSLink; b) gas operations; and c) other, which includes the steam business, water business, various other energy-related products and services including construction management services for wind farms and the unallocated portions of the utility business. Various line items in the following tables are not allocated to the electric and gas segments for management reporting purposes and therefore are included in "Total Domestic Utility Business."
- **Non-regulated businesses** - represents the operations of Resources, its subsidiaries and Alliant Energy's investment in Cargill-Alliant (sold in 2002), and is broken down into three segments: a) International (Int'l); b) Integrated Services (ISCO); and c) other, which includes the operations of the Non-regulated Generation and Other Investments business platforms described in Note 1(a); the operations of Resources (the non-regulated holding company); and any non-regulated reconciling/eliminating entries.
- **Other** - includes the operations of Alliant Energy (the parent company) and Corporate Services, as well as any Alliant Energy parent company reconciling/eliminating entries.

Alliant Energy's administrative support services are directly charged to the applicable segment where practicable. In all other cases, administrative support services are allocated to the applicable segment based on Alliant Energy's corporate services agreements, as prepared and approved pursuant to PUHCA. Intersegment revenues were not material to Alliant Energy's operations and there was no single customer whose revenues were 10% or more of Alliant Energy's consolidated revenues. Refer to Note 9 for a breakdown of Alliant Energy's international investments by country. Certain financial information relating to Alliant Energy's significant business segments, products and services and geographic information was as follows (in millions):

	Domestic Utility Business				Non-regulated Businesses					Alliant Energy
	Electric	Gas	Other	Total	Int'l	ISCO	Other	Total	Other	Consolidated
2003										
Operating revenues	**$1,917.1**	**$566.9**	**$104.2**	**$2,588.2**	**$117.5**	**$382.3**	**$46.1**	**$545.9**	**($5.9)**	**$3,128.2**
Depreciation and amortization	**238.8**	**25.7**	**3.8**	**268.3**	**15.1**	**8.7**	**12.9**	**36.7**	**0.1**	**305.1**
Operating income (loss)	**363.6**	**42.4**	**2.5**	**408.5**	**11.6**	**4.1**	**(11.2)**	**4.5**	**(1.3)**	**411.7**
Interest expense, net of AFUDC				**82.6**	**52.1**	**10.4**	**35.8**	**98.3**	**5.5**	**186.4**
Loss on early extinguishment of debt				**--**	**--**	**--**	**15.2**	**15.2**	**1.7**	**16.9**
Equity (income) loss from unconsolidated investments				**(20.9)**	**(18.1)**	**(0.3)**	**20.2**	**1.8**	**--**	**(19.1)**
Preferred dividends				**16.9**	**--**	**--**	**--**	**--**	**--**	**16.9**
Miscellaneous, net				**(3.5)**	**(2.3)**	**(8.2)**	**(7.8)**	**(18.3)**	**0.9**	**(20.9)**
Income tax expense (benefit)				**136.2**	**(16.7)**	**0.5**	**(50.6)**	**(66.8)**	**2.4**	**71.8**
Income (loss) from continuing operations				**197.2**	**(3.4)**	**1.7**	**(24.0)**	**(25.7)**	**(11.8)**	**159.7**
Income (loss) from discontinued operations, net of tax				**--**	**44.7**	**--**	**(14.9)**	**29.8**	**--**	**29.8**
Cumulative effect of changes in accounting principles, net of tax				**--**	**--**	**(2.1)**	**(3.9)**	**(6.0)**	**--**	**(6.0)**
Net income (loss)				**197.2**	**41.3**	**(0.4)**	**(42.8)**	**(1.9)**	**(11.8)**	**183.5**
Total assets	**5,007.5**	**671.3**	**393.0**	**6,071.8**	**751.6**	**283.9**	**557.7**	**1,593.2**	**110.4**	**7,775.4**
Investments in equity method subsidiaries	**137.0**	**--**	**--**	**137.0**	**380.1**	**1.7**	**23.7**	**405.5**	**--**	**542.5**
Construction and acquisition expenditures	**649.5**	**37.2**	**3.0**	**689.7**	**24.3**	**4.9**	**219.3**	**248.5**	**(99.3)**	**838.9**

	Domestic Utility Business				Non-regulated Businesses					Alliant Energy
	Electric	Gas	Other	Total	Int'l	ISCO	Other	Total	Other	Consolidated
2002										
Operating revenues	$1,752.5	$394.0	$85.4	$2,231.9	$99.7	$133.8	$27.9	$261.4	($6.7)	$2,486.6
Depreciation and amortization	225.0	26.1	3.8	254.9	11.2	9.1	6.9	27.2	--	282.1
Operating income (loss)	320.1	26.2	9.0	355.3	11.3	2.0	(14.9)	(1.6)	(0.5)	353.2
Interest expense, net of AFUDC				96.2	39.0	8.4	29.1	76.5	2.3	175.0
Equity (income) loss from unconsolidated investments				(17.6)	17.1	(0.1)	13.4	30.4	--	12.8
Preferred dividends				6.2	--	--	--	--	--	6.2
Impairment of available-for-sale securities of McLeodUSA Inc.				--	--	--	27.2	27.2	--	27.2
Miscellaneous, net				(2.4)	4.9	8.3	(8.1)	5.1	(0.6)	2.1
Income tax expense (benefit)				107.1	(12.1)	(6.0)	(42.3)	(60.4)	(4.3)	42.4
Income (loss) from continuing operations				165.8	(37.6)	(8.6)	(34.2)	(80.4)	2.1	87.5
Income from discontinued operations, net of tax				--	10.5	--	8.9	19.4	--	19.4
Net income (loss)				165.8	(27.1)	(8.6)	(25.3)	(61.0)	2.1	106.9
Total assets	4,472.2	642.5	383.4	5,498.1	955.1	270.5	1,037.6	2,263.2	52.8	7,814.1
Investments in equity method subsidiaries	125.4	--	--	125.4	297.1	1.7	27.4	326.2	--	451.6
Construction and acquisition expenditures	372.4	28.6	4.8	405.8	65.5	14.2	138.6	218.3	32.7	656.8

	Domestic Utility Business				Non-regulated Businesses					Alliant Energy
	Electric	Gas	Other	Total	Int'l	ISCO	Other	Total	Other	Consolidated
2001										
Operating revenues	$1,756.6	$487.9	$101.8	$2,346.3	$77.1	$192.6	$23.8	$293.5	($5.6)	$2,634.2
Depreciation and amortization	238.1	28.2	3.2	269.5	8.3	13.0	3.5	24.8	--	294.3
Operating income (loss)	313.6	11.2	14.1	338.9	9.1	(0.5)	(9.5)	(0.9)	(1.9)	336.1
Interest expense, net of AFUDC				97.0	54.4	11.2	(1.5)	64.1	9.8	170.9
Equity (income) loss from unconsolidated investments				(15.6)	4.1	(0.6)	(6.6)	(3.1)	(0.1)	(18.8)
Preferred dividends				6.7	--	--	--	--	--	6.7
Miscellaneous, net				(8.3)	(1.0)	(2.8)	14.0	10.2	(4.6)	(2.7)
Income tax expense (benefit)				94.2	(22.7)	(3.3)	(8.0)	(34.0)	(8.4)	51.8
Income (loss) from continuing operations				164.9	(25.7)	(5.0)	(7.4)	(38.1)	1.4	128.2
Income from discontinued operations, net of tax				--	11.3	--	45.8	57.1	--	57.1
Cumulative effect of a change in accounting principle, net of tax				--	(12.9)	--	--	(12.9)	--	(12.9)
Net income (loss)				164.9	(27.3)	(5.0)	38.4	6.1	1.4	172.4
Total assets	4,014.1	557.6	470.1	5,041.8	817.8	254.3	782.4	1,854.5	75.4	6,971.7
Investments in equity method subsidiaries	119.2	--	--	119.2	448.3	1.1	31.5	480.9	--	600.1
Construction and acquisition expenditures	298.7	36.9	5.2	340.8	173.0	31.5	127.7	332.2	40.0	713.0

Products and Services - In 2003, Alliant Energy's domestic utility electric and gas revenues represented 67% and 19% of consolidated operating revenues, respectively. No other products or services represented more than 10% of Alliant Energy's consolidated operating revenues in 2003.

Geographic Information

Non-regulated and other - Long Lived Assets

Year	Domestic	Foreign	Total
		(in millions)	
2003	**$386.7**	**$199.5**	**$586.2**
2002	359.8	171.6	531.4
2001	196.3	157.9	354.2

(14) GOODWILL AND OTHER INTANGIBLE ASSETS

Alliant Energy adopted SFAS 142 on Jan. 1, 2002, which resulted in goodwill no longer being subject to amortization. Had SFAS 142 been adopted Jan. 1, 2001, net income for 2001 would have increased $4 million and basic and diluted EPS would have increased $0.05 per share. Alliant Energy continues to monitor its equity method investments in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock." Certain information regarding net goodwill and other intangible assets included on the Consolidated Balance Sheets at Dec. 31 was as follows (in millions):

	2003	2002
Net goodwill:		
Deferred charges and other (consolidated investments):		
Integrated Services	**$46**	$47
International	**10**	10
Investments in unconsolidated foreign entities (equity method investments)		
International	**17**	9
Net other intangible assets:		
Deferred charges and other (consolidated investments)	**19**	19
Investments in unconsolidated foreign entities (equity method investments)	**26**	22
Investment in ATC and other (equity method investments)	**20**	25

In February 2003, Resources acquired 100% of an entity that owns a 309-MW, non-regulated, tolled, natural gas-fired power plant in Neenah, Wisconsin for $109 million. Substantially all of the purchase price was allocated to property, plant and equipment and resulted in no goodwill from this acquisition.

(15) SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)

All "per share" references refer to earnings per **diluted** share. Summation of the individual quarters may not equal annual totals due to rounding.

	2003				2002			
	March 31	**June 30**	**Sept. 30**	**Dec. 31**	March 31	June 30	Sept. 30	Dec. 31
	(in millions, except per share data)							
Operating revenues	**$908.2**	**$659.5**	**$779.1**	**$781.4**	$583.0	$553.8	$674.1	$675.7
Operating income	**76.9**	**58.2**	**165.6**	**110.9**	69.2	59.5	131.7	92.9
Income (loss) from continuing operations	**14.6**	**11.8**	**85.2**	**48.1**	(7.8)	(5.5)	46.6	54.1
Income (loss) from discontinued operations, net of tax	**(9.1)**	**20.4**	**18.0**	**0.5**	17.5	11.8	(1.9)	(8.0)
Cumulative effect of changes in accounting principles, net of tax	**(6.0)**	--	--	--	--	--	--	--
Net income (loss)	**(0.5)**	**32.2**	**103.2**	**48.6**	9.7	6.3	44.7	46.1
EPS:								
Income (loss) from continuing operations	**0.16**	**0.13**	**0.78**	**0.43**	(0.09)	(0.06)	0.51	0.59
Income (loss) from discontinued operations	**(0.10)**	**0.22**	**0.16**	**0.01**	0.20	0.13	(0.02)	(0.09)
Cumulative effect of changes in accounting principles	**(0.07)**	--	--	--	--	--	--	--
Net income (loss)	**(0.01)**	**0.35**	**0.94**	**0.44**	0.11	0.07	0.49	0.50

(16) DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Alliant Energy announced in November 2002 its commitment to pursue the sale of, or other exit strategies for, certain non-regulated businesses during 2003. Alliant Energy applied the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to certain of its assets which were held for sale. SFAS 144 requires that a long-lived asset classified as held for sale be measured at the lower of its carrying amount or fair value, less costs to sell, and to cease depreciation, depletion and amortization. At Dec. 31, 2002, the assets and liabilities of Alliant Energy's oil and gas (WPC), Australian (including Southern Hydro), affordable housing and SmartEnergy businesses were classified as held for sale. The operating results for these non-regulated businesses for all periods presented have been separately classified and reported as discontinued operations in the Consolidated Financial Statements.

Alliant Energy completed the sale of its Australian, affordable housing and SmartEnergy businesses in the second, third and third quarters of 2003, respectively. In the fourth quarter of 2003, Alliant Energy completed an IPO of WPC, leaving Alliant Energy with an approximate 6% ownership interest in WPC that is accounted for under the cost method as of Dec. 31, 2003.

Prior to the IPO, Alliant Energy and WPC entered into a tax separation and indemnification agreement pursuant to which Alliant Energy and WPC made tax elections with the effect that the tax basis of the assets of WPC's consolidated tax group were increased based on the sales price of WPC's shares in the IPO. This increase will be included in income in the consolidated federal income tax return filed by Alliant Energy. WPC has agreed to pay Resources 90% of any tax benefits realized annually due to the increase in tax basis for years ending on or prior to Dec. 31, 2013. Such tax benefits will generally be calculated by comparing WPC's actual taxes to the taxes that would have been owed by WPC had the increase in basis not occurred. In 2014, WPC will be obligated to pay Resources the present value of the remaining tax benefits assuming all such tax benefits will be realized in future years. As of the IPO closing date, Resources recorded a receivable from WPC based on the estimated present value of the payments expected from WPC. As of Dec. 31, 2003, Resources estimated the present value of these anticipated future tax benefits from WPC was approximately $30 million and has recorded this as a receivable from WPC in "Deferred charges and other" on the Consolidated Balance Sheets.

A summary of the components of discontinued operations in the Consolidated Statements of Income was as follows (in thousands):

	2003	2002	2001
Operating revenues	**$187,677**	$231,027	$158,575
Operating expenses (a)	**101,084**	195,624	105,935
Interest expense and other (pre-tax numbers):			
Gain on sale of Australian business	**(72,115)**	--	--
Loss on sale of affordable housing business	**60,685**	--	--
Loss on sale of oil and gas business (a)	**16,696**	--	--
Loss on sale of SmartEnergy business	**13,645**	--	--
Southern Hydro SFAS 133 income	**(14,689)**	(16,081)	(15,570)
Other	**17,949**	38,891	3,122
Income before income taxes	**64,422**	12,593	65,088
Income tax expense (benefit)	**34,597**	(6,832)	8,017
Income from discontinued operations, net of tax	**$29,825**	$19,425	$57,071

(a) Operating expenses were lower in 2003 as compared to 2002 partially due to Alliant Energy ceasing depreciation, depletion and amortization (DD&A) of its assets held for sale. Ceasing DD&A of WPC's assets also resulted in a higher carrying value of WPC's assets and had a direct impact on the amount of loss on the sale.

Alliant Energy's Australian business entered into electric derivative contracts that were not designated as hedges (as defined by SFAS 133) to manage the electric commodity price risk associated with anticipated sales into the spot market. SFAS 133 income in the previous table reflects the change in the fair value of these electric derivative contracts. In 2002, Alliant Energy recorded a SFAS 142 after-tax non-cash goodwill impairment charge related to SmartEnergy of $4.5 million primarily due to less favorable market conditions. "Income tax expense (benefit)" in the previous table includes $3 million, $10 million and $10 million of affordable housing tax credits earned by Alliant Energy's affordable housing business during 2003, 2002 and 2001, respectively. These tax credits, along with 2003 income tax impacts of the sales transactions, had a significant impact on the effective tax rate of Alliant Energy's discontinued operations.

A summary of the components of assets and liabilities of discontinued operations on the Consolidated Balance Sheet at Dec. 31, 2002 was as follows (in thousands):

	2002
Assets of discontinued operations:	
Property, plant and equipment, net	$644,910
Current assets	113,866
Investments	6,824
Deferred charges and other	203,691
Total assets of discontinued operations	$969,291
Liabilities of discontinued operations:	
Current liabilities	$73,344
Other long-term liabilities and deferred credits	64,783
Minority interest	124
Total liabilities of discontinued operations	138,251
Net assets of discontinued operations	$831,040

A summary of the components of cash flows for discontinued operations for the years ended Dec. 31 was as follows (in thousands):

	2003	2002	2001
Net cash flows from operating activities	**$61,015**	$72,820	$44,327
Net cash flows from (used for) financing activities	**(43,228)**	153,087	41,529
Net cash flows used for investing activities	**(33,831)**	(215,638)	(88,752)
Net increase (decrease) in cash and temporary cash investments	**(16,044)**	10,269	(2,896)
Cash and temporary cash investments at beginning of period	**16,044**	5,775	8,671
Cash and temporary cash investments at end of period	**$--**	$16,044	$5,775
Supplemental cash flows information:			
Cash paid (refunded) during the period for:			
Interest	**$19,517**	$14,704	$6,355
Income taxes, net of refunds	**($34,618)**	($9,002)	($3,331)

(17) PENDING SALE OF WP&L'S INTEREST IN KEWAUNEE

WP&L has signed a definitive agreement to sell its 41% ownership interest in Kewaunee to Richmond, Va.-based Dominion Energy Kewaunee, Inc. (Dominion), a subsidiary of Dominion Resources, Inc. Joint owner of Kewaunee, Wisconsin Public Service Corporation, also agreed to sell its 59% ownership interest in Kewaunee to Dominion. Pending various regulatory approvals, including the PSCW and NRC, the transaction is expected to be completed by fall 2004. WP&L anticipates that, based on an expected Nov. 1, 2004 closing date, it will receive approximately $90 million in cash and retain ownership of the trust assets contained in one of the two decommissioning funds it has established to cover the eventual decommissioning of Kewaunee. The fund that will be retained had an after-tax value of $67.3 million on Dec. 31, 2003. The gross cash proceeds from the sale are expected to slightly exceed WP&L's carrying value of the assets being sold. WP&L has requested deferral of any gain and related costs from the PSCW. Because any gain realized and the retained decommissioning fund will likely be returned to customers in future rate filings, WP&L does not expect this transaction will have a significant impact on its operating results. Dominion will assume responsibility for the eventual decommissioning of Kewaunee and WP&L is required to provide qualified decommissioning trust assets of at least $160.7 million on an after-tax basis. The after-tax value of the qualified fund was $166.3 million on Dec. 31, 2003. In January 2004, WP&L liquidated all of the qualified decommissioning assets into money market funds as a result of the pending Kewaunee sale. At the closing of the sale, WP&L will enter into a long-term purchased-power agreement with Dominion to purchase energy and capacity equivalent to the amounts received had current ownership continued. The purchased-power agreement, which also will require regulatory approval, will extend through 2013 when the plant's current operating license will expire.

(18) ASSET RETIREMENT OBLIGATIONS

Alliant Energy adopted SFAS 143 on Jan. 1, 2003, which provides accounting and disclosure requirements for AROs associated with long-lived assets. SFAS 143 requires that when an asset is placed in service the present value of retirement costs for which Alliant Energy has a legal obligation must be recorded as liabilities with an equivalent amount added to the asset cost. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity settles the obligation for its recorded amount or incurs a gain or loss.

The scope of SFAS 143 as it relates to Alliant Energy primarily includes decommissioning costs for DAEC and Kewaunee. The differences between the estimated decommissioning costs disclosed in Note 11(f) for DAEC and Kewaunee and the recorded SFAS 143 liability are primarily related to fuel management costs, non-nuclear demolition costs and the timing of future cash flows. It also applies to a smaller extent to several other domestic utility and non-regulated assets including, but not limited to, active ash landfills, water intake facilities, underground storage tanks, groundwater wells, transmission and distribution equipment, easements, leases and the dismantlement of certain hydro facilities. Other than DAEC and Kewaunee, Alliant Energy's current AROs are not significant. A reconciliation of the changes in the AROs is depicted below (in millions):

	IP&L	WP&L	Total
Balance at Jan. 1, 2003	$180	$175	$355
Accretion expense	11	13	24
Change in cash flow estimates	(33)	--	(33)
Balance at Dec. 31, 2003	$158	$188	$346

If SFAS 143 had been adopted as of Jan. 1, 2001, IP&L and WP&L would have recorded ARO SFAS 143 liabilities of $180 million and $175 million at Dec. 31, 2002 and $168 million and $161 million at Dec. 31, 2001, respectively. Refer to Note 17 for information regarding the pending sale of WP&L's interest in Kewaunee.

Upon adoption of SFAS 143, Alliant Energy also recognized a $3.9 million impact as a cumulative effect of a change in accounting principle at WPC (in the fourth quarter of 2003, Alliant Energy completed an IPO of WPC).

At Dec. 31, 2002, prior to the adoption of SFAS 143, Alliant Energy recorded $284.4 million of legal AROs in "Cost of removal obligations" on the Consolidated Balance Sheet.

SELECTED FINANCIAL AND OPERATING STATISTICS

FINANCIAL INFORMATION	2003 (1)	2002 (1)	2001 (1)	2000 (2)	1999 (3)
	(dollars in thousands, except per share data)				
Income Statement Data:					
Operating revenues	**$3,128,187**	$2,486,590	$2,634,230	$2,270,975	$2,048,158
Income from continuing operations	**159,701**	87,456	128,159	330,915	154,334
Income from discontinued operations, net of tax	**29,825**	19,425	57,071	51,039	42,247
Income before cumulative effect of changes in accounting principles	**189,526**	106,881	185,230	381,954	196,581
Cumulative effect of changes in accounting principles, net of tax	**(5,983)**	--	(12,868)	16,708	--
Net income	**183,543**	106,881	172,362	398,662	196,581
Common Stock Data:					
Earnings per average common share (diluted):					
Income from continuing operations	**$1.57**	$0.97	$1.59	$4.18	$1.98
Income from discontinued operations	**$0.30**	$0.21	$0.71	$0.64	$0.53
Cumulative effect of changes in accounting principles	**($0.06)**	--	($0.16)	$0.21	--
Net income	**$1.81**	$1.18	$2.14	$5.03	$2.51
Common shares outstanding at year-end (000s)	**110,963**	92,304	89,682	79,010	78,984
Dividends declared per common share	**$1.00**	$2.00	$2.00	$2.00	$2.00
Market value per share at year-end	**$24.90**	$16.55	$30.36	$31.88	$27.50
Book value per share at year-end (4)	**$21.37**	$19.89	$21.39	$25.79	$27.29
Other Selected Financial Data:					
Cash flows from operating activities (continuing operations)	**$419,990**	$555,338	$433,346	$393,090	$423,794
Construction and acquisition expenditures	**$838,893**	$656,752	$712,991	$845,454	$418,371
Total assets at year-end (4)	**$7,775,446**	$7,814,084	$6,971,735	$7,399,468	$6,663,175
Long-term obligations, net	**$2,321,634**	$2,784,216	$2,586,044	$2,128,496	$1,660,558
Times interest earned before income taxes (5)	**2.20X**	1.74X	2.03X	4.35X	3.05X
Capitalization ratios:					
Common equity (4)	**47%**	36%	41%	44%	50%
Preferred stock	**5%**	4%	2%	2%	3%
Long- and short-term debt	**48%**	60%	57%	54%	47%
Total	**100%**	100%	100%	100%	100%

(1) Refer to "Results of Operations" in MD&A for a discussion of the 2003, 2002 and 2001 results of operations.

(2) Includes $204 million ($2.58 per diluted share) of non-cash net income related to Alliant Energy's adoption of SFAS 133 and $16 million ($0.20 per diluted share) of net income from gains on sales of McLeod stock.

(3) Includes $25 million ($0.32 per diluted share) of net income from gains on sales of McLeod stock.

(4) Alliant Energy adjusts the carrying value of its investments in McLeod to its estimated fair value, pursuant to the applicable accounting rules. At Dec. 31, 2003, 2002, 2001, 2000 and 1999, the carrying amount reflected an unrealized gain (loss) of approximately $2 million, $1 million, ($13) million, $543 million and $1.1 billion, respectively, with a net of tax increase (decrease) to common equity of $1 million, $0.4 million, ($9) million, $317 million and $640 million, respectively.

(5) Represents income from continuing operations before income taxes plus preferred dividend requirements of subsidiaries plus interest expense divided by interest expense.

ELECTRIC OPERATING INFORMATION (DOMESTIC UTILITY ONLY)

	2003	2002	2001	2000	1999
Operating Revenues (000s):					
Residential	**$684,574**	$626,947	$599,074	$567,283	$541,714
Commercial	**409,704**	376,365	373,145	349,019	329,487
Industrial	**571,608**	526,804	543,471	501,155	476,140
Total from retail customers	**1,665,886**	1,530,116	1,515,690	1,417,457	1,347,341
Sales for resale	**195,822**	160,335	184,507	173,148	155,801
Other	**55,360**	62,083	56,359	57,431	45,796
Total	**$1,917,068**	$1,752,534	$1,756,556	$1,648,036	$1,548,938
Electric Sales (000s MWh):					
Residential	**7,565**	7,616	7,344	7,161	7,024
Commercial	**5,663**	5,542	5,464	5,364	5,260
Industrial	**12,345**	12,297	12,469	13,092	13,036
Total from retail customers	**25,573**	25,455	25,277	25,617	25,320
Sales for resale	**5,495**	4,805	4,936	4,906	5,566
Other	**184**	197	168	174	162
Total	**31,252**	30,457	30,381	30,697	31,048
Customers (End of Period):					
Residential	**830,559**	822,229	807,754	799,603	790,669
Commercial	**129,130**	128,212	125,539	123,833	122,509
Industrial	**2,902**	2,905	2,826	2,773	2,730
Other	**3,362**	3,344	3,324	3,316	3,282
Total	**965,953**	956,690	939,443	929,525	919,190
Other Selected Electric Data:					
Maximum peak hour demand (MW)	**5,887**	5,729	5,677	5,397	5,233
Sources of electric energy (000s MWh):					
Coal	**18,451**	17,674	18,190	18,669	18,585
Purchased power	**9,155**	8,596	8,727	8,058	8,619
Nuclear	**4,498**	5,012	4,116	4,675	4,362
Gas	**631**	675	472	470	493
Other	**240**	379	452	427	528
Total	**32,975**	32,336	31,957	32,299	32,587
Revenue per KWh from retail customers (cents)	**6.51**	6.01	6.00	5.53	5.32

GAS OPERATING INFORMATION (DOMESTIC UTILITY ONLY)

	2003	2002	2001	2000	1999
Operating Revenues (000s):					
Residential	**$310,658**	$218,746	$270,248	$245,697	$185,090
Commercial	**162,651**	111,343	141,121	127,104	89,118
Industrial	**34,201**	25,177	31,262	27,752	21,855
Transportation/other	**59,416**	38,720	45,246	14,395	18,256
Total	**$566,926**	$393,986	$487,877	$414,948	$314,319
Gas Sales (000s Dths):					
Residential	**31,871**	30,931	29,580	32,026	30,309
Commercial	**19,947**	19,348	18,055	19,696	18,349
Industrial	**5,093**	5,373	5,344	5,350	5,963
Transportation/other	**48,978**	47,386	48,539	43,931	46,954
Total	**105,889**	103,038	101,518	101,003	101,575
Customers at End of Period (Excluding Transportation/Other):					
Residential	**361,835**	358,384	353,430	351,990	347,533
Commercial	**45,826**	45,793	45,480	44,654	44,289
Industrial	**766**	799	951	953	1,037
Total	**408,427**	404,976	399,861	397,597	392,859
Other Selected Gas Data:					
Revenue per Dth sold (excluding transportation/other)	**$8.92**	$6.38	$8.35	$7.02	$5.42
Purchased gas costs per Dth sold (excluding transportation/other)	**$6.11**	$4.02	$6.31	$4.88	$3.30

DEFINITIONS

Certain abbreviations or acronyms used in the text and notes of this report are defined below:

Abbreviation or Acronym	Definition
AFUDC	Allowance for Funds Used During Construction
Alliant Energy	Alliant Energy Corporation
ARO	Asset Retirement Obligation
ATC	American Transmission Company LLC
Cargill-Alliant	Cargill-Alliant, LLC
Corporate Services	Alliant Energy Corporate Services, Inc.
Dth	Dekatherm
EBITDA	Earnings Before Interest, Taxes, Depreciation and Amortization
EIP	2002 Equity Incentive Plan
EITF	Emerging Issues Task Force
EITF Issue 02-3	Issues Related to Accounting for Contracts Involved in Energy Trading and Risk Management Activities
Emery	Emery Generating Station
EPS	Earnings Per Average Common Share
FASB	Financial Accounting Standards Board
FERC	Federal Energy Regulatory Commission
FIN	FASB Interpretation No.
FIN 46	Consolidation of Variable Interest Entities
FSP	FASB Staff Position
GAAP	Accounting Principles Generally Accepted in the U.S.
ICC	Illinois Commerce Commission
Integrated Services	Alliant Energy Integrated Services Company
International	Alliant Energy International, Inc.
IP&L	Interstate Power and Light Company
IPO	Initial Public Offering
IUB	Iowa Utilities Board
Kewaunee	Kewaunee Nuclear Power Plant
LTEIP	Long-Term Equity Incentive Plan
McLeod	McLeodUSA Incorporated
MD&A	Management's Discussion and Analysis of Financial Condition and Results of Operations
MGP	Manufactured Gas Plants
MPUC	Minnesota Public Utilities Commission
MW	Megawatt
MWh	Megawatt-hour
N/A	Not Applicable
NEPA	National Energy Policy Act of 1992
NG Energy	NG Energy Trading, LLC
PSCW	Public Service Commission of Wisconsin
PUHCA	Public Utility Holding Company Act of 1935
Resources	Alliant Energy Resources, Inc.
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
SFAS 115	Accounting for Certain Investments in Debt and Equity Securities
SFAS 133	Accounting for Derivative Instruments and Hedging Activities
SFAS 142	Goodwill and Other Intangible Assets
SFAS 143	Accounting for Asset Retirement Obligations
SFAS 149	Amendment of SFAS 133 on Derivative Instruments and Hedging Activities
SmartEnergy	SmartEnergy, Inc.
Synfuel	Alliant Energy Synfuel LLC
TBD	To Be Determined
U.S.	United States of America
WPC	Whiting Petroleum Corporation
WP&L	Wisconsin Power and Light Company
WRPC	Wisconsin River Power Company

Stock Exchange Listings	Stock exchange	Trading symbol	Newspaper abbreviation
Alliant Energy — Common	New York Stock Exchange	LNT	AlliantEngy
Interstate Power and Light Company	New York Stock Exchange		
— 8.375% Preferred		IPL Pr B	IntstPwrLt pfB
— 7.10% Preferred		IPL Pr C	IntstPwrLt pfC
Wisconsin Power and Light Company	American Stock Exchange		
— 4.50% Preferred		WIS_PR	WI P&L pf

All other Wisconsin Power and Light Company preferred are traded on the over-the-counter market.

Web site address:
www.alliantenergy.com/shareowners

Common Stock Quarterly Price Ranges and Dividends

	2003			2002		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$18.30	$14.98	$.25	$31.01	$28.67	$.50
Second	20.60	16.03	.25	30.85	24.75	.50
Third	22.70	18.69	.25	25.77	16.35	.50
Fourth	25.09	21.94	.25	19.89	14.28	.50
Year	**25.09**	**14.98**	**1.00**	**31.01**	**14.28**	**2.00**

Alliant Energy Corporation 2003 year-end common stock price: $24.90

2004 Record and Dividend Payment Dates
Anticipated record and payment dates are as follows:

COMMON STOCK	
Record dates	Payment dates
Jan. 30	Feb. 14
Apr. 30	May 15
July 30	Aug. 14
Oct. 29	Nov. 15

Alliant Energy had 53,231 shareowners of record as of Dec. 31, 2003. Shareowner records are maintained in the corporate headquarters in Madison, Wis.

Street-name accounts

Shareowners whose stock is held by banks or brokerage firms and who wish to receive quarterly reports directly from the company should contact Shareowner Services to be placed on the mailing list. Reports also may be obtained through our Web site.

Annual meeting

The 2004 Annual Meeting of Shareowners will be held at the Grand River Center, 500 Bell St., Dubuque, Iowa, on Friday, May 21, 2004, at 1 p.m. (Central Daylight Time).

Form 10-K information

Upon request, the company will provide, without charge, copies of the Annual Report on Form 10-K for the year ended Dec. 31, 2003, as filed with the Securities and Exchange Commission (SEC). All reports filed with the SEC also are available through our Web site.

Analyst inquiries

Inquiries from the financial community may be directed to:

Alliant Energy
Attn: Investor Relations
P.O. Box 77007
Madison, WI 53707-1007
Phone: (608) 458-4950
Fax: (608) 458-4824
E-mail: **invest@alliantenergy.com**

Shareowner inquiries

Inquiries from individual shareowners may be directed to:

Alliant Energy
Attn: Shareowner Services
P.O. Box 2568
Madison, WI 53701-2568
Phone: (608) 458-3110
Toll-free: 1-800-356-5343
Fax: (608) 458-3321
E-mail: **shareownerservices@alliantenergy.com**

The company's Shareowner Services representatives are available to assist you from 8:30 a.m. to 4:30 p.m. (Central Standard Time) each business day.

Stock transfer agent and registrar

Contact Shareowner Services for Alliant Energy common stock and all preferred stock of Interstate Power and Light Company and Wisconsin Power and Light Company.

Mail written inquiries to the address in the section above.

Shareowner Connection – electronic on-line access – just a click away!

With 24-hour access via the Web, seven days a week, shareowners and prospective shareowners can:

- Examine reinvestment and certificate account details and balances
- Obtain payment information
- View statements
- Vote proxies
- Change address information
- Find and print tax information
- Open a new account at any time

Go to **www.alliantenergy.com/shareowners.** Follow instructions for first-time visitors.

Duplicate mailings

If you receive duplicate mailings of proxies, dividend checks or other mailings because of slight differences in the registration of your accounts, please call Shareowner Services for instructions on combining your accounts. To reduce the volume of paper you receive from us, you may wish to consider electronic access (see Shareowner Connection–electronic on-line access section preceding).

Shareowner information

The company's annual report and shareowner communications focus on the shareowner audience. Your questions and ideas are always welcome. Please direct them to Shareowner Services.

Shareowner Direct Plan

The Shareowner Direct Plan is available to all shareowners of record, first-time investors, customers, vendors and employees. Through the plan, shareowners may buy common stock directly through the company without paying any brokerage commissions, fees or service charges.

Full details are in the prospectus, which can be obtained through our Web site or by calling Shareowner Services.

Direct deposit

Shareowners who are not reinvesting their dividends through the Shareowner Direct Plan may choose to have their quarterly dividend electronically deposited in their checking or savings account through this service. Electronic deposit may be initiated or changed through our Web site at **www.alliantenergy.com/shareowners** or by contacting Shareowner Services.



Alliant Energy
Corporate Headquarters
4902 North Biltmore Lane
P.O. Box 77007
Madison, WI 53707-1007
General information: 1.800.ALLIANT
Shareowner Services: 1.800.356.5343

Operating Headquarters
200 First St., S.E.
Cedar Rapids, IA 52401
1.800.373.1303

1000 Main St.
Dubuque, IA 52001
1.800.611.9330

Current information about Alliant Energy is available on the Web at *www.alliantenergy.com.*

ALLIANT ENERGY®

We're on for you.™

LNT
LISTED
NYSE

The common stock of Alliant Energy Corp. is traded on the New York Stock Exchange under the symbol LNT.

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